2024 ANNUAL REPORT

A MESSAGE TO OUR SHAREHOLDERS We’ve turned the page to an exciting new chapter at Armada Hoffler, and I am honored to lead the company as we move forward in pursuit of our long-term objectives. I’m pleased to share that we achieved outstanding operational performance in 2024. Over the past year, we made significant strides in leasing, finalized key developments, completed asset dispositions and successfully executed a $108 million common equity offering that reduced leverage. Our focus remains unwavering on our core goal: enhancing income streams and strengthening our balance sheet. In the short term, our strategy is designed to position the company for sustainable growth while preserving financial stability in an ever-evolving market. With a continued focus on maintaining a robust balance sheet, we’re excited that our success across all areas of the business not only strengthens the company’s stability but also unlocks new growth opportunities. We will continue to prioritize the continuous improvement of the company’s quality, which serves as the cornerstone of our value proposition.  2

STRATEGY Armada Hoffler’s primary business objectives are to: continue to acquire and manage high quality multifamily, office, and retail properties in our target markets, finance and operate our portfolio in a manner that increases cash flow and property values, pursue selective acquisition and disposition opportunities, and deliver long-term sustainable shareholder value. Armada Hoffler seeks to achieve our objectives through the following strategies: • Armada Hoffler intends to continue growing our asset base and create value through the selective acquisition of high-quality properties that are well-located in submarkets, with strong demand, which we believe will provide solid returns. • Armada Hoffler intends to optimize operational efficiency and maximize cash flow by implementing strategies such as reducing operating costs, optimizing property performance, and focusing on value-add enhancements such as strategic redevelopment opportunities and tenant retention strategies to enhance the long-term value of each property. • Armada Hoffler seeks to provide financial stability, liquidity, and the ability to invest in growth opportunities by managing assets, liabilities, and equity efficiently. • Armada Hoffler intends to opportunistically divest properties when we believe returns have been maximized and we believe redeploying the capital into new acquisition, repositioning, or redevelopment projects will generate higher potential risk-adjusted returns. • Armada Hoffler intends to selectively deploy capital with our real estate financing platform in order to create opportunities to acquire select properties. OPERATIONAL ACHIEVEMENTS We are pleased to highlight the following operational achievements for the year. Our strong performance reflects the continued success of our strategic leasing, effective asset management, and disciplined capital allocation. A major driver of our exceptional operational metrics is the composition of our portfolio—58% of which consists of mixed-use communities. These amenity-rich environments, which integrate office, residential, and retail components, continue to outperform, as demand remains strong for high-quality, well-located spaces. Notably, only 2% of our office assets are located outside of mixed-use settings, mitigating us from many of the occupancy challenges affecting the broader office sector. Our office tenants value the energy and convenience of these dynamic communities, leading to healthy retention and leasing activity. Our retail portfolio continues to demonstrate resilience and stability, with the vast majority of our shopping centers anchored by high- credit grocers. These essential retail uses drive consistent foot traffic and provide a dependable foundation for tenant success. As of December 31, 2024, we achieved a weighted average stabilized portfolio occupancy of 96%. During the year, we executed a total of 93 lease renewals and 44 new leases, covering a combined 952,019 net rentable square feet. We achieved Property Segment Net Operating Income (NOI) of $171.0 million, reflecting a 6.8% increase from $160.1 million in the previous year. This strong Property Segment NOI growth is a direct result of our strategic asset mix, high tenant retention, proactive leasing, and disciplined cost management. We remain committed to enhancing operational performance, optimizing our portfolio, and delivering long-term value for our shareholders. ARMADA HOFFLER | 2024 ANNUAL REPORT 3

CULTURE AND TEAM Armada Hoffler was proud to receive several awards that underscore our continued commitment to excellence across the commercial real estate industry. We were named one of GlobeSt.com’s 2024 Influencers in Retail Real Estate, which celebrates the impact of our innovative retail strategies and developments. Additionally, Virginia Business once again recognized our leadership in the 2024 Virginia 500 Power List as well as in Virginia Business’ 100 People to Meet in 2024. Armada Hoffler has also earned high recognition of Virginia Business’ Best Places to Work and one of CRE’s Best Places to Work of 2024 by GlobeSt.com. These awards reflect our dedication to fostering a supportive, engaging, and dynamic workplace for our employees. At the end of 2024, the Board of Directors announced Lou Haddad’s retirement from CEO and his appointment as Executive Chairman of the Board of Directors. We are deeply grateful for Lou’s decades of dedicated service, vision, and unwavering commitment, which have been instrumental in shaping the company’s success and culture. I am honored to build upon the strong foundation laid under Lou’s leadership as Chief Executive Officer and President. Additionally, we named Blair Wimbush to our Board of Directors in 2024, followed by Jennifer Boykin in 2025, further strengthening our leadership team for the future. 4

ACQUISITIONS AND DISPOSITIONS We continue to focus on recycling stabilized assets where we believe value has been fully realized, with limited growth potential remaining. These are assets where institutional interest is strong and potential buyers are willing to pay a premium. Having the flexibility to make this strategic choice, and to redirect capital into more promising long-term opportunities, is a significant advantage of our diversified portfolio across multiple sectors. In the fourth quarter of 2024, we took advantage of the heightened demand for retail assets in the Southeast U.S., selling two fully stabilized, non-core retail properties at a blended cap rate in the low 6% range. The $82 million aggregate sales price reflects a more than 20% profit spread over our initial cost, validating the company’s original development thesis. DEVELOPMENT AND CONSTRUCTION PROJECTS We successfully completed delivery of our largest development pipeline. Southern Post opened with a ribbon cutting and grand opening block party held on October 24, 2024. Additionally, we substantially completed two new assets within the Harbor Point mixed-use community: T. Rowe Price’s global headquarters and Allied | Harbor Point, a new multifamily asset. These developments further enhance the value and appeal of our portfolio. In 2024, our general contracting and real estate services gross profit for the year was $13.9 million. ARMADA HOFFLER | 2024 ANNUAL REPORT 5

LOOKING AHEAD Our 2024 successes are represented by our strong underlying portfolio, high occupancy, sustained renewal spreads, tenant diversification and credit quality. We expect this foundation will continue to produce healthy NOI growth in each of our asset classes. It is for these reasons we will continue to create shareholder value for years to come. GRATITUDE To all of our stakeholders – investors, tenants, partners, clients, board of directors, and our exceptional team – thank you for your continued support. I am proud to be associated with each one of you. With our talented workforce and depth of institutional knowledge, we look to 2025 as another prosperous year. Sincerely, Shawn J. Tibbetts Chief Executive Officer & President 6

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 001-35908 _________________________________________________________________ ARMADA HOFFLER PROPERTIES, INC. (Exact Name of Registrant as Specified in Its Charter) _________________________________________________________________ Maryland 46-1214914 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 222 Central Park Avenue , Suite 1000 Virginia Beach , Virginia 23462 (Address of principal executive offices) (Zip Code) Registrant’s Telephone Number, Including Area Code: (757) 366-4000 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $0.01 par value per share AHH New York Stock Exchange 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share AHHPrA New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None _________________________________________________________________ Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes x No ◻ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ◻ No x Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ◻ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ◻ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer x Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ¨ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No x

As of June 30, 2024, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was approximately $66,068,098 million, based on the closing sales price of $11.09 per share as reported on the New York Stock Exchange. (For purposes of this calculation all of the registrant’s directors and executive officers are deemed affiliates of the registrant.) As of February 21, 2025, the registrant had 79,918,740 shares of common stock outstanding. In addition, as of February 21, 2025, Armada Hoffler, L.P., the registrant's operating partnership subsidiary (the "Operating Partnership"), had 21,401,367 common units of limited partnership interest ("OP Units") outstanding (other than OP Units held by the registrant). Based on the 79,918,740 shares of common stock and 21,401,367 OP Units held by limited partners other than the registrant, the registrant had a total common equity market capitalization of $902,762,153 as of February 21, 2025 (based on the closing sales price of $8.91 on the New York Stock Exchange on such date). Documents Incorporated by Reference Portions of the registrant’s Definitive Proxy Statement relating to its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report. The registrant expects to file its Definitive Proxy Statement with the Securities and Exchange Commission within 120 days after December 31, 2024.

Armada Hoffler Properties, Inc. Form 10-K For the Fiscal Year Ended December 31, 2024 Table of Contents PART I Item 1. Business. 1 Item 1A. Risk Factors. 15 Item 1B. Unresolved Staff Comments. 41 Item 1C. Cybersecurity. 42 Item 2. Properties. 43 Item 3. Legal Proceedings. 43 Item 4. Mine Safety Disclosures. 44 PART II Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 45 Item 6. [Reserved]. 47 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 47 Item 7A. Quantitative and Qualitative Disclosures About Market Risk. 66 Item 8. Financial Statements and Supplementary Data. 67 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. 67 Item 9A. Controls and Procedures. 67 Item 9B. Other Information. 67 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. 68 PART III Item 10. Directors, Executive Officers and Corporate Governance. 69 Item 11. Executive Compensation. 69 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 69 Item 13. Certain Relationships and Related Transactions, and Director Independence. 69 Item 14. Principal Accountant Fees and Services. 69 PART IV Item 15. Exhibits and Financial Statement Schedules. 70 Item 16. Form 10-K Summary. 70 Index to Exhibits 71 Signatures 74 i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. This report contains forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data, or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: • adverse economic or real estate developments, either nationally or in the markets in which our properties are located; • our failure to generate sufficient cash flows to service our outstanding indebtedness; • defaults on, early terminations of, or non-renewal of leases by tenants, including significant tenants; • bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants; • the inability of one or more mezzanine loan borrowers to repay mezzanine loans or similar investments in accordance with their contractual terms; • difficulties in identifying or completing development, acquisition, or disposition opportunities; • our ability to commence or continue construction and development projects on the timeframes and terms currently anticipated; • our failure to successfully operate developed and acquired properties; • our failure to generate income in our general contracting and real estate services segment in amounts that we anticipate; • fluctuations in interest rates; • the impact of inflation, including increases in operating costs; • our failure to obtain necessary outside financing on favorable terms or at all; • our inability to extend the maturity of or refinance existing debt or comply with the financial covenants in the agreements that govern our existing debt; • financial market fluctuations; • risks that affect the general retail environment or the market for office properties or multifamily units; • the competitive environment in which we operate; ii

• decreased rental rates or increased vacancy rates; • conflicts of interests with our officers and directors; • lack or insufficient amounts of insurance; • environmental uncertainties and risks related to adverse weather conditions and natural disasters; • other factors affecting the real estate industry generally; • our failure to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes; • limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our qualification as a REIT for U.S. federal income tax purposes; • changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs; and • potential negative impacts from changes to the U.S. tax laws. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We caution investors not to place undue reliance on these forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance, or transactions, see the factors discussed in Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations herein and in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). Summary Risk Factors Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These summary risks provide an overview of many of the risks we are exposed to in the normal course of our business and are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following: • Adverse economic and geopolitical conditions and dislocations in the credit markets, could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. • We may be unable to identify and complete acquisitions and development opportunities of properties that meet our investment criteria, which may materially and adversely affect our results of operations, cash flow, and growth prospects. • The geographic concentration of our portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio. • We have a substantial amount of indebtedness outstanding, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders. • Failure to maintain our current credit rating could adversely affect our cost of funds, related margins, liquidity, and access to the debt capital markets. • Increases in interest rates, or failure to hedge effectively against interest rate changes, will increase our interest expense and may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. • Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT. iii

• We may be unable to renew leases, lease vacant space, or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. • The short-term leases in our multifamily portfolio expose us to the effects of declining market rents, which could adversely affect our results of operations, cash flow, and cash available for distribution. • Mezzanine loans and similar investments are subject to significant risks, and losses related to these investments could have a material adverse effect on our financial condition and results of operations. • Our real estate development activities are subject to risks particular to development, such as unanticipated expenses, delays, and other contingencies, any of which could materially and adversely affect our financial condition, results of operations, and cash flow. • Most of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation. • Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. • There can be no assurance that all of the projects for which our construction business is engaged as general contractor will be commenced or completed in their entirety in accordance with the anticipated cost or that we will achieve the financial results we expect from the construction of such properties. • There can be no assurance that we will be able to realize the business objectives of our real estate investments through disposition or refinancing of such at attractive prices or within certain time periods, and any related illiquidity of our real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition. • Daniel Hoffler and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company and our Operating Partnership, including the approval of significant corporate transactions. • Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer, or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. • Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders. • We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock and our 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (“Series A Preferred Stock”). iv

PART I Item 1. Business. Our Company References to "we," "our," "us," "our company," and "Armada Hoffler" refer to Armada Hoffler Properties, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Armada Hoffler, L.P., a Virginia limited partnership (the "Operating Partnership"), of which we are the sole general partner. We are a vertically-integrated, self-managed REIT with over four decades of experience managing high-quality properties located primarily in the Mid-Atlantic and Southeastern United States. Our focus is to deliver long-term, sustainable shareholder value by consistently investing in and operating the highest-quality assets, maintaining a robust and resilient balance sheet, and fostering a dynamic, highly skilled team. In addition to the ownership of our operating property portfolio, we historically have developed and built properties for our own account and through joint ventures between us and unaffiliated partners and invested in development projects through real estate financing arrangements. We were formed on October 12, 2012 under the laws of the State of Maryland and are headquartered in Virginia Beach, Virginia. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2013. Substantially all of our assets are held by, and all of our operations are conducted through, our Operating Partnership. As of December 31, 2024, we owned, through a combination of direct and indirect interests, 78.6% of the common units of limited partnership interest in our Operating Partnership ("OP Units"). 2024 and Recent Highlights The following highlights our results of operations and significant transactions for the year ended December 31, 2024: • Net income attributable to common stockholders and holders of OP Units ("OP Unitholders") of $30.9 million, or $0.33 per diluted share, for the year ended December 31, 2024. • Funds from operations attributable to common stockholders and OP Unitholders ("FFO") of $99.8 million, or $1.08 per diluted share, for the year ended December 31, 2024. See "Non-GAAP Financial Measures." • Normalized funds from operations attributable to common stockholders and OP Unitholders ("Normalized FFO") of $118.9 million, or $1.29 per diluted share, for the year ended December 31, 2024. See "Non-GAAP Financial Measures." • As of December 31, 2024, weighted average stabilized portfolio occupancy was 96.0%. Retail occupancy was 95.3%, office occupancy was 97.2%, and multifamily occupancy was 95.3%. • Positive spreads on renewals across all segments: ▪ Retail 11.1% (GAAP) and 2.9% (Cash) ▪ Office 18.7% (GAAP) and 3.5% (Cash) ▪ Multifamily 4.7% (GAAP and Cash) • Executed 93 lease renewals and 44 new leases during the year ended December 31, 2024 for an aggregate of 952,019 of net rentable square feet. • Same Store net operating income ("NOI") for the year ended December 31, 2024 increased 1.9% on a GAAP basis compared to the year ended December 31, 2023. • Property segment NOI of $171.0 million for the year ended December 31, 2024, which represents a 6.8% increase compared to $160.1 million for the year ended December 31, 2023. • Third-party construction backlog as of December 31, 2024 was $123.8 million and general contracting and real estate services gross profit for the year ended December 31, 2024 was $13.9 million. • Dividends declared during the year ended December 31, 2024 of $0.82 per share, representing a 5.8% year- over-year increase. 1

• During the fourth quarter of 2024, unrealized gains on non-designated interest rate derivatives that positively affected FFO were $2.5 million. As of December 31, 2024, the asset value of our entire interest rate derivative portfolio, net of unrealized gains, was $15.9 million. These unrealized gains are excluded from normalized FFO. • In July, we realized $25.8 million in cash upon full redemption of the Solis City Park II preferred equity investment. • In September, we raised $108.7 million of gross proceeds in an underwritten public offering of 10.35 million shares of our common stock at a public offering price of $10.50 per share. Net proceeds, after deducting the underwriting discount and offering expenses, totaled $103.5 million. • On September 27, 2024, we paid off the $35.0 million, $23.7 million, and $10.9 million balances of the loans secured by the Chronicle Mill mixed-use multifamily, retail, and office property, the Premier mixed-use multifamily and retail property, and the Market at Mill Creek retail property, respectively. • We delivered Southern Post Retail, Southern Post Office, and Chandler Residences, a mixed-use development comprised of 42,000 square feet of retail space, 95,000 square feet of office space, and 137 multifamily units. • Consistent with our previously announced succession plan, on November 14, 2024, Louis S. Haddad informed our board of directors of his decision to retire from his position as Chief Executive Officer of the Company (“Chief Executive Officer”), effective December 31, 2024. Mr. Haddad remains a director and the Executive Chairman of our board through the Company’s 2025 annual meeting of stockholders, at which Mr. Haddad is expected to be nominated for reelection to the board. • Pursuant to the previously announced succession plan, the board appointed Shawn J. Tibbetts, the Company’s President and Chief Operating Officer, to the position of Chief Executive Officer and President effective January 1, 2025. The board appointed Mr. Tibbetts to the board in connection with his promotion to Chief Executive Officer. • On November 27, 2024, we closed on a loan secured by the Premier Retail and Premier Apartments properties, using the $29.4 million in proceeds to pay off the $24.5 million balance of the loan secured by the Southgate Square retail property and pay down $4.9 million on our revolving credit facility. • On December 18, 2024, we completed the disposition of the Market at Mill Creek and Nexton Square retail properties for gross proceeds of $82.0 million, resulting in a combined net gain on real estate dispositions of $21.3 million. The proceeds were used to pay off the $21.1 million loan secured by the Nexton Square property and pay down our revolving credit facility. For definitions and discussion of FFO, Normalized FFO, NOI, and Same Store NOI, see the section below entitled "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations." Our Competitive Strengths We believe that we distinguish ourselves from other REITs through the following competitive strengths: • Armada Hoffler's diversified portfolio consists of high-quality retail, office, and multifamily assets, located primarily in the Mid-Atlantic and Southeastern regions. Our portfolio is distinguished by its high quality, featuring exceptional amenities, and is strategically located in high barrier-to-entry markets that we believe will provide long-term value. • Armada Hoffler has an experienced, dedicated, and resilient senior management team that serves as the catalyst for the organization's success, inspiring employees, driving innovation, and creating value for all stakeholders. Our senior management team brings substantial experience in strategic business operations, as well as ownership, management, and development of high-quality real estate properties. As of December 31, 2024, our executive officers and directors collectively held a stake of approximately 10.8% in our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders. • Armada Hoffler strategically focuses on target markets in the Mid-Atlantic and Southeastern regions of the United States. These markets demonstrate attractive fundamentals driven by favorable supply and demand characteristics, high barriers, and limited competition. We believe that our longstanding presence in our target 2 markets provides us with significant advantages in sourcing and executing development opportunities, identifying and mitigating potential risks, and negotiating attractive pricing. • Armada Hoffler leverages mezzanine lending and preferred equity arrangements, which provide opportunities to acquire completed development projects at prices that are below market or at cost and may enable us to realize profit on projects we do not intend to own. • Our platform consists of asset management, development, and construction expertise, which comprise an integrated delivery system for every project that we build for our portfolio or for third-party clients. Our Business and Growth Strategies Armada Hoffler's primary business objectives are to: (i) continue to acquire and manage high quality multifamily, office, and retail properties in our target markets, (ii) finance and operate our portfolio in a manner that increases cash flow and property values, (iii) pursue selective acquisition and disposition opportunities, and (iv) deliver long-term sustainable shareholder value. We seek to achieve our objectives through the following strategies: • Armada Hoffler intends to continue to grow our asset base and create value through the selective acquisition of high- quality properties that are well-located in submarkets, with strong demand, which we believe will provide solid returns. • Armada Hoffler intends to optimize operational efficiency and maximize cash flow by implementing strategies such as reducing operating costs, optimizing property performance, and focusing on value-add enhancements such as strategic redevelopment opportunities and tenant retention strategies to enhance the long-term value of each property. • Armada Hoffler seeks to provide financial stability, liquidity, and the ability to invest in growth opportunities by managing assets, liabilities, and equity efficiently. • Armada Hoffler opportunistically divests properties when we believe returns have been maximized and we believe redeploying the capital into new acquisition, repositioning, or redevelopment projects will generate higher potential risk-adjusted returns. • Armada Hoffler will selectively deploy capital with our real estate financing platform in order to create opportunities to acquire select properties. Our Properties The table below sets forth certain information regarding our stabilized portfolio as of December 31, 2024. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Additionally, any property that is fully or partially taken out of service for the purpose of redevelopment is no longer considered stabilized until the redevelopment activities are complete, the asset is placed back into service, and the stabilization criteria above are again met. 3

Property	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Net Rentable Square Feet[1]	Occupancy [2]	ABR [3]	ABR per Leased SF[3]
Retail							
Town Center of Virginia Beach							
249 Central Park Retail*	Virginia Beach, VA	2004	100 %	35,161	100.0 %	$1,177,891	$ 33.50
4525 Main Street Retail*	Virginia Beach, VA	2014	100 %	26,328	100.0 %	485,188	18.43
4621 Columbus Retail*[4]	Virginia Beach, VA	2020	100 %	84,000	100.0 %	1,176,000	14.00
Columbus Village*	Virginia Beach, VA	2020	100 %	62,207	100.0 %	2,022,540	32.51
Commerce Street Retail*	Virginia Beach, VA	2008	100 %	19,173	100.0 %	890,078	46.42
Fountain Plaza Retail*	Virginia Beach, VA	2004	100 %	35,961	94.4 %	1,119,318	32.98
Pembroke Square*	Virginia Beach, VA	2015	100 %	124,181	100.0 %	2,096,262	16.88
Premier Retail*	Virginia Beach, VA	2018	100 %	39,015	94.9 %	1,254,924	33.88
South Retail*	Virginia Beach, VA	2002	100 %	38,515	100.0 %	1,065,261	27.66
Studio 56 Retail*	Virginia Beach, VA	2007	100 %	11,594	100.0 %	413,118	35.63
The Cosmopolitan Retail*	Virginia Beach, VA	2020	100 %	41,872	88.6 %	1,220,239	32.90
Two Columbus Retail*	Virginia Beach, VA	2009	100 %	13,752	100.0 %	526,978	38.32
West Retail*	Virginia Beach, VA	2002	100 %	17,558	83.4 %	494,102	33.74
Harbor Point - Baltimore Waterfront							
Constellation Retail*	Baltimore, MD	2016	90 %	38,464	76.7 %	783,891	26.58
Point Street Retail*	Baltimore, MD	2018	100 %	18,632	60.8 %	439,665	38.82
Grocery Anchored							
Broad Creek Shopping Center [5]	Norfolk, VA	2001	100 %	121,504	97.2 %	2,330,199	19.74
Broadmoor Plaza	South Bend, IN	1980	100 %	115,059	98.2 %	1,359,075	12.03
Brooks Crossing Retail*	Newport News, VA	2016	65 % [6]	18,349	84.8 %	229,537	14.75
Delray Beach Plaza* [5]	Delray Beach, FL	2021	100 %	87,207	98.0 %	2,959,879	34.62
Greenbrier Square	Chesapeake, VA	2017	100 %	260,625	100.0 %	2,624,984	10.07
Greentree Shopping Center	Chesapeake, VA	2014	100 %	15,719	91.1 %	335,615	23.44
Hanbury Village	Chesapeake, VA	2009	100 %	98,638	100.0 %	2,045,579	20.74
Lexington Square	Lexington, SC	2017	100 %	85,440	97.2 %	1,892,535	22.79
North Pointe Center	Durham, NC	2009	100 %	226,083	100.0 %	2,996,368	13.25
Parkway Centre	Moultrie, GA	2017	100 %	61,200	100.0 %	861,149	14.07
Parkway Marketplace	Virginia Beach, VA	1998	100 %	37,804	94.2 %	712,610	20.01
Perry Hall Marketplace	Perry Hall, MD	2001	100 %	74,251	100.0 %	1,299,008	17.49
Sandbridge Commons	Virginia Beach, VA	2015	100 %	69,417	100.0 %	951,730	13.71
Tyre Neck Harris Teeter [5]	Portsmouth, VA	2011	100 %	48,859	100.0 %	559,948	11.46
Southeast Sunbelt							
Chronicle Mill Retail*	Belmont, NC	2022	85 % [6]	11,530	22.4 %	112,500	43.50
North Hampton Market	Taylors, SC	2004	100 %	114,954	98.8 %	1,605,665	14.14
One City Center Retail*	Durham, NC	2019	100 %	22,679	55.7 %	421,442	33.38
Overlook Village	Asheville, NC	1990	100 %	151,365	100.0 %	2,289,281	15.12
Patterson Place	Durham, NC	2004	100 %	159,842	99.1 %	2,682,119	16.93
Providence Plaza Retail*	Charlotte, NC	2008	100 %	49,447	100.0 %	1,565,800	31.67
South Square	Durham, NC	2005	100 %	109,590	97.1 %	1,935,908	18.19
The Interlock Retail* [5]	Atlanta, GA	2021	100 %	108,379	85.0 %	5,071,860	55.08
Wendover Village	Greensboro, NC	2004	100 %	176,997	99.3 %	3,635,403	20.69
Mid-Atlantic							
Dimmock Square	Colonial Heights, VA	1998	100 %	106,166	100.0 %	1,932,887	18.21
Harrisonburg Regal	Harrisonburg, VA	1999	100 %	49,000	100.0 %	753,620	15.38
Liberty Retail*	Newport News, VA	2013	100 %	26,534	75.8 %	371,241	18.45
Marketplace at Hilltop [5]	Virginia Beach, VA	2001	100 %	116,953	97.3 %	2,810,566	24.71
Red Mill Commons	Virginia Beach, VA	2005	100 %	373,808	96.1 %	7,118,113	19.81
Southgate Square	Colonial Heights, VA	2016	100 %	260,131	81.2 %	3,256,484	15.42
Southshore Shops	Midlothian, VA	2006	100 %	40,307	100.0 %	885,326	21.96
The Edison Retail*	Richmond, VA	2014	100 %	20,196	— %	58,276	—
Total / Weighted Average				**3,824,446**	**95.3 %**	**$72,830,16**	**$ 19.98**

4

Property	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Net Rentable Square Feet[1]	Occupancy [2]	ABR [3]	ABR per Leased SF[3]
Office							
Town Center of Virginia Beach							
249 Central Park Office*	Virginia Beach, VA	2004	100 %	57,103	100.0 %	$ 1,448,997	$ 25.38
4525 Main Street Office*	Virginia Beach, VA	2014	100 %	208,760	100.0 %	6,932,898	33.21
4605 Columbus Office*	Virginia Beach, VA	2002	100 %	19,335	100.0 %	522,045	27.00
Armada Hoffler Tower* [7]	Virginia Beach, VA	2002	100 %	296,200	98.6 %	9,196,624	31.49
One Columbus*	Virginia Beach, VA	1984	100 %	129,066	98.3 %	3,416,942	26.93
Two Columbus Office*	Virginia Beach, VA	2009	100 %	94,708	91.6 %	2,402,802	27.68
Harbor Point - Baltimore Waterfront							
Constellation Office*	Baltimore, MD	2016	90 %	453,018	100.0 %	15,484,541	34.18
Thames Street Wharf* [7]	Baltimore, MD	2010	100 %	263,426	98.8 %	8,071,078	31.01
Wills Wharf* [5]	Baltimore, MD	2020	100 %	327,991	93.8 %	9,471,823	30.79
Southeast Sunbelt							
Chronicle Mill Office*	Belmont, NC	2022	85 % [6]	5,932	100.0 %	177,960	30.00
One City Center Office*	Durham, NC	2019	100 %	128,920	95.3 %	3,270,013	26.63
Providence Plaza Office*	Charlotte, NC	2008	100 %	53,671	100.0 %	1,636,062	30.48
The Interlock Office* [5]	Atlanta, GA	2021	100 %	198,872	88.6 %	6,845,907	38.84
Mid-Atlantic							
Brooks Crossing Office*	Newport News, VA	2019	100 %	98,061	100.0 %	2,002,945	20.43
Total / Weighted Average				**2,335,063**	**97.2 %**	**$ 70,880,637**	**$ 31.24**

Property	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Units	Occupancy[2]	AQR [8]	Monthly Rent per Occupied Unit
Multifamily							
Town Center of Virginia Beach							
Encore Apartments*	Virginia Beach, VA	2014	100 %	286	93.7 %	$ 5,862,228	$ 1,823
Premier Apartments*	Virginia Beach, VA	2018	100 %	131	96.2 %	3,046,848	2,015
The Cosmopolitan*	Virginia Beach, VA	2020	100 %	342	93.9 %	8,972,952	2,329
Harbor Point - Baltimore Waterfront							
1305 Dock Street*	Baltimore, MD	2016	90 %	103	96.1 %	3,115,440	2,622
1405 Point* [5]	Baltimore, MD	2018	100 %	289	94.5 %	8,844,300	2,700
Southeast Sunbelt							
Chronicle Mill Apartments*	Belmont, NC	2022	85 % [6]	238	96.6 %	5,055,672	1,832
Greenside Apartments	Charlotte, NC	2018	100 %	225	90.7 %	4,598,520	1,878
The Everly*	Gainesville, GA	2022	100 %	223	95.5 %	4,596,096	1,798
Mid-Atlantic							
Liberty Apartments*	Newport News, VA	2013	100 %	197	98.5 %	4,070,124	1,748
Smith's Landing [5]	Blacksburg, VA	2009	100 %	284	100.0 %	6,121,680	1,796
The Edison*	Richmond, VA	2014	100 %	174	94.3 %	3,176,436	1,614
Total / Weighted Average				**2,492**	**95.3 %**	**$ 57,460,296**	**$ 2,015.30**

* Mixed-use asset or located in a mixed-use development.

(1) The net rentable square footage for each of our retail and office properties is the sum of (a) the square footage of existing leases, plus (b) for available space, management's estimate of net rentable square footage based, in part, on past leases. The net rentable square footage included in office leases is generally consistent with the Building Owners and Managers Association 1996 measurement guidelines.

(2) Occupancy for each of our retail and office properties is calculated as (a) square footage under executed leases as of December 31, 2024, divided by (b) net rentable square feet, expressed as a percentage. Occupancy for our multifamily properties is calculated as (a) average of the number of occupied units on the 20th day of each of the trailing three months from the reporting period end date, divided by (b) total units available, as of such date expressed as a percentage.

(3) For the properties in our retail and office portfolios, annualized base rent ("ABR") is calculated by multiplying (a) monthly base rent (defined as cash base rent, before contractual tenant concessions and abatements, and excluding tenant reimbursements for expenses paid by us) as of December 31, 2024 for in-place leases as of such date by (b) 12, and does not give effect to periodic contractual rent increases or contingent rental revenue (e.g., percentage rent based on tenant sales thresholds). ABR per leased square foot is calculated by dividing (a) ABR by (b) square footage under in-place leases as of December 31, 2024. In the case of triple net or modified gross

5

leases, our calculation of ABR does not include tenant reimbursements for real estate taxes, insurance, common area, or other operating expenses.

(4) Formerly known as Apex Entertainment.
(5) We lease all or a portion of the land underlying this property pursuant to a ground lease.
(6) We are entitled to a preferred return on our investment in this property.
(7) As of December 31, 2024, we occupied 54,621 square feet at these two properties at an ABR of $1.7 million, or $30.37 per leased square foot, which amounts are reflected in this table. The rent paid by us is eliminated in the consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").
(8) For the properties in our multifamily portfolio, annualized quarterly rent ("AQR") is calculated by multiplying (a) revenue for the quarter ended December 31, 2024 by (b) four.

Lease Expirations

The following tables summarize the scheduled expirations of leases in our retail and office operating property portfolios as of December 31, 2024. The information in the following tables does not assume the exercise of any renewal options.

Retail Lease Expirations

Year of Lease Expiration[1]	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	ABR	% of Retail Portfolio ABR
Available	—	179,770	4.7 %	$ —	— %
Month-to-Month	2	1,602	— %	59,262	0.1 %
2024[2]	3	10,872	0.3 %	499,064	0.7 %
2025	55	165,063	4.3 %	3,432,707	4.7 %
2026	84	436,858	11.4 %	8,988,445	12.3 %
2027	86	442,832	11.6 %	8,627,079	11.8 %
2028	74	332,105	8.7 %	7,399,089	10.2 %
2029	76	413,435	10.8 %	7,725,405	10.6 %
2030	72	528,541	13.8 %	10,806,498	14.8 %
2031	37	254,741	6.7 %	5,108,641	7.0 %
2032	30	302,420	7.9 %	5,476,435	7.5 %
2033	26	92,276	2.4 %	2,223,337	3.1 %
2034	18	86,110	2.3 %	1,855,067	2.5 %
Thereafter	41	577,821	15.1 %	10,629,133	14.7 %
Total / Weighted Average	**604**	**3,824,446**	**100.0 %**	**$ 72,830,162**	**100.0 %**

(1) Excludes leases from development and redevelopment properties that have been delivered but are not yet stabilized.
(2) Represents leases that expired on December 31, 2024. The spaces were available for lease as of January 1, 2025.

6

Office Lease Expirations

Year of Lease Expiration[1]	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	ABR	% of Office Portfolio ABR
Available	—	66,385	2.8 %	$ —	— %
Month-to-Month	7	15,137	0.6 %	180,545	0.3 %
2024 [2]	1	2,174	0.1 %	64,263	0.1 %
2025	10	62,742	2.7 %	2,604,074	3.6 %
2026	10	46,312	2.0 %	1,429,004	2.0 %
2027	20	180,570	7.7 %	6,205,737	8.7 %
2028	14	111,841	4.8 %	3,441,772	4.8 %
2029	16	356,996	15.3 %	10,183,388	14.3 %
2030	14	169,665	7.3 %	5,433,353	7.6 %
2031	8	142,915	6.1 %	4,171,960	5.8 %
2032	4	43,522	1.9 %	1,228,475	1.7 %
2033	6	70,374	3.0 %	2,153,946	3.0 %
2034	6	119,019	5.1 %	2,986,668	4.2 %
Thereafter	13	947,411	40.6 %	31,320,571	43.9 %
Total / Weighted Average	**129**	**2,335,063**	**100.0 %**	**$ 71,403,756**	**100.0 %**

(1) Excludes leases from development and redevelopment properties that have been delivered but are not yet stabilized.
(2) Represents leases that expired on December 31, 2024. The spaces were available for lease as of January 1, 2025.

7

Tenant Diversification

The following table lists the 20 largest tenants in our retail and office operating property portfolios, based on ABR as of December 31, 2024 ($ in thousands):

Tenant [1]	Number of Leases	Lease Expiration	ABR	% of Total ABR/AQR
Constellation Energy Generation	1	2036	$ 15,463	7.7 %
Morgan Stanley	3	2028 - 2035	8,883	4.4 %
Harris Teeter/Kroger	6	2026 - 2035	3,781	1.9 %
Clark Nexsen	1	2029	2,914	1.4 %
Canopy by Hilton	1	2045	2,698	1.3 %
Dick's Sporting Goods/Golf Galaxy	2	2028 - 2032	1,977	1.0 %
Franklin Templeton	1	2038	1,898	0.9 %
Huntington Ingalls Industries	2	2025 - 2029	1,774	0.9 %
Duke University	1	2029	1,742	0.9 %
TJ Maxx/Homegoods	5	2026 - 2030	1,554	0.8 %
PetSmart	5	2027 - 2030	1,527	0.8 %
Georgia Tech	1	2031	1,446	0.7 %
WeWork	1	2034	1,348	0.7 %
Mythics	1	2030	1,311	0.7 %
Puttshack	1	2036	1,203	0.6 %
Apex Entertainment	1	2035	1,176	0.6 %
Pindrop	1	2027	1,172	0.6 %
Kimley-Horn	1	2027	1,145	0.6 %
Amazon/Whole Foods	1	2040	1,144	0.6 %
Ross Dress for Less	3	2027 - 2030	1,122	0.6 %
Top 20 Total			**$ 55,278**	**27.7 %**

(1) Excludes leases from development and redevelopment properties that have been delivered but are not yet stabilized.

Development Pipeline

In addition to the properties in our operating property portfolio as of December 31, 2024, we had the following properties in various stages of development and stabilization. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy.

Development, Not Delivered			Schedule [1]				
Property	Location	Estimated Size [1]	Start	Initial Occupancy	Stabilized Operation [2]	AHH Ownership %	Property Type
Southern Post Retail	Roswell, GA	42,000 sf retail	4Q21	3Q24	1Q26	100%	Retail*
Southern Post Office	Roswell, GA	95,000 sf office	4Q21	2Q24	1Q26	100%	Office*
Chandler Residences	Roswell, GA	137 multifamily units	4Q21	2Q24	2Q25	100%	Multifamily*

Redevelopment			
Property	Location	AHH Ownership %	Property Type
Columbus Village II	Virginia Beach, VA	100%	Retail*

8

* Mixed-use asset or located in a mixed-use development.
(1) Represents estimates that may change as the development/stabilization process proceeds.
(2) Estimated first full quarter of stabilized operations. Estimates are inherently uncertain, and we can provide no assurance that our assumptions regarding the timing of stabilization will prove accurate.

Our execution on all of the projects identified in the preceding tables are subject to, among other factors, regulatory approvals, financing availability, and suitable market conditions.

Equity Method Investments - Development

Equity Method Investments as of December 31, 2024 (1)			($ in '000s)			Schedule				
Property	Location	Estimated Size	Estimated Project Cost	Equity Requirement	Funded to Date	Start	Initial Occupancy	Stabilized Operation(2)	AHH Ownership %	Property Type
T. Rowe Price Global HQ | (Harbor Point Parcel 3)	Baltimore, MD	553,000 sf office / 20,200 sf retail / 250 parking spaces	$ 277,900	$ 52,900	$ 46,400	2Q22	1Q25	1Q25	50%	Office*
Allied | (Harbor Point Parcel 4)	Baltimore, MD	312 units / 15,800 sf retail / 1,252 parking spaces	239,300	115,900	115,900	2Q22	1Q25	3Q26	90% (3)	Multifamily*
		Total	**$ 517,200**	**$ 168,800**	**$162,300**					

* Mixed-use asset or located in a mixed-use development.
(1) All items in the table (other than location, funded to date as of December 31, 2024, development start, our ownership percentage, and property type) are estimates that may change as the development and redevelopment process proceeds.
(2) Estimated first full quarter of stabilized operations. Estimates are inherently uncertain, and we can provide no assurance that our assumptions regarding the timing of stabilization will prove accurate.
(3) We currently have a 78% ownership interest and hold an option to increase our ownership interest to 90%.

Equity Method Investments

Harbor Point Parcel 3

During December 2020, we formed a 50/50 joint venture to develop and build T. Rowe Price's new global headquarters in Baltimore's Harbor Point. T. Rowe Price agreed to a 15-year lease, with three 5-year extension options. They will occupy at least 553,000 square feet of office space. Plans for this development may evolve as the development process proceeds. Project costs at this time are subject to change and currently estimated at $277.9 million. We have a current projected equity commitment of $52.9 million relating to this project, of which we had funded $46.4 million as of December 31, 2024. We provided a completion guarantee to the lender for this project. The construction loan is cross-collateralized with Harbor Point Parcel 4.

Harbor Point Parcel 4

In conjunction with the Harbor Point Parcel 3 project, we acquired a 78% interest in Harbor Point Parcel 4, a real estate venture with Beatty Development Group, for purposes of developing a mixed-use project, which is planned to include 312 apartments units, 15,800 square feet of retail space, and 1,252 spaces of structured parking on a neighboring site to accommodate T. Rowe Price's parking requirements and other parking requirements for the surrounding area. We hold an option to increase our ownership to 90%. We have a current projected equity commitment of $115.9 million relating to this project, which was fully funded as of December 31, 2024. Plans for this project may also evolve as the development process proceeds. Current estimated project costs are $239.3 million. We have provided a completion guarantee and a partial payment guarantee to the lender for this project. The construction loan is cross-collateralized with Harbor Point Parcel 3. As of December 31, 2024, $77.2 million has been funded on this senior loan.

9

Real Estate Financing Investments Solis City Park II On March 23, 2022, we entered into a $20.6 million preferred equity investment for the development of a multifamily property located in Charlotte, North Carolina. The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on April 28, 2026, and it is accounted for as a note receivable. Our investment bears interest at a rate of 13%, compounded annually, with a minimum preferred return of $5.2 million, which represents approximately 24 months of interest. Our investment also earns an equity fee on our commitment of $0.2 million, which is amortized through the date of redemption. On July 10, 2024, the borrower paid off the Solis City Park II note receivable in full. We received a total of $25.8 million, which consisted of $20.6 million outstanding principal and $5.2 million of accrued interest. During the year ended December 31, 2024, we recognized $1.5 million of interest income on the note. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. Solis Gainesville II On October 3, 2022, we entered into a $19.6 million preferred equity investment for the development of a multifamily property located in Gainesville, Georgia (Solis Gainesville II). This project is located nearby our recently completed multifamily development project in Gainesville, The Everly. The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption or maturity on October 3, 2026, and it is accounted for as a note receivable. Our investment bears interest at a rate of 14.0% through the first 24 months of the investment. Beginning on October 3, 2024, the investment will bear interest at a rate of 10.0% for 12 months. On October 3, 2025, the investment will again bear interest at a rate of 14.0% through maturity. Additionally, effective January 1, 2023, the investment earns an unused commitment fee of 10.0% on the unfunded portion of the investment's maximum loan commitment and an equity fee on our commitment of $0.3 million, which is amortized through the date of redemption. Both the interest and unused commitment fee compound annually. The preferred equity investment is subject to a minimum interest guarantee of $5.9 million over the life of the investment, which represents approximately 24 months of interest. On July 10, 2024, we signed an amendment to the operating agreement for the entity through which we own our real estate financing investment with respect to Solis Gainesville II to reduce the preference rate on the investment from 10.0% to 6.0% starting on January 1, 2025. We also received a call option to purchase a controlling interest in the entity that owns Solis Gainesville II at fair market value during the period from January 1, 2025 to December 31, 2025, which option also gives us a right of first refusal to buy the property during the same period. The balance on the Solis Gainesville II note was $25.3 million as of December 31, 2024, which includes $5.4 million of cumulative accrued interest, $0.4 million of cumulative accrued unused commitment fees, and a discount of $0.1 million due to unamortized equity fees. During the year ended December 31, 2024, we recognized $3.0 million of interest income on the note. As of December 31, 2024, this note was fully funded and the development property was approximately 69% leased. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. Solis Kennesaw On May 25, 2023, we entered into a $37.9 million preferred equity investment for the development of a multifamily property located in Marietta, Georgia. The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on May 25, 2027, and it is accounted for as a note receivable. Our investment bears interest at a rate of 14.0% for the first 24 months. Beginning on May 25, 2025, the investment will bear interest at a rate of 9.0% for the following 12 months. On May 25, 2026, the investment will again bear interest at a rate of 14.0% through maturity. The interest compounds annually. We also earn an unused commitment fee of 11.0% on the unfunded portion of the investment's maximum commitment, which does not compound, and an equity fee on our commitment of $0.6 million which is amortized through the date of redemption. The preferred equity investment is subject to a minimum interest guarantee of $13.1 million over the life of the investment, which represents approximately 27 months of interest. The balance on the Solis Kennesaw note was $45.6 million as of December 31, 2024, which includes $5.2 million of cumulative accrued interest, $2.9 million of cumulative accrued unused commitment fees, and a discount of $0.3 million due to unamortized equity fees. During the year ended December 31, 2024, we recognized $5.4 million of interest income on the note. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. 10

Solis Peachtree Corners On July 26, 2023, we entered into a $28.4 million preferred equity investment for the development of a multifamily property located in Peachtree Corners, Georgia ("Solis Peachtree Corners"). The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption feature effective on October 27, 2027, and it is accounted for as a note receivable. Our investment bears interest at a rate of 15.0% for the first 27 months. Beginning on November 1, 2025, the investment will bear interest at a rate of 9.0% for 12 months. On November 1, 2026, the investment will again bear interest at a rate of 15.0% through maturity. The interest compounds annually. We also earn an unused commitment fee of 10.0% on the unfunded portion of the investment's maximum loan commitment, which also compounds annually, and an equity fee on our commitment of $0.4 million, which is amortized through the date of redemption. The preferred equity investment is subject to a minimum interest guarantee of $12.0 million over the life of the investment, which represents approximately 30 months of interest. The balance on the Solis Peachtree Corners note was $33.5 million as of December 31, 2024, which includes $3.3 million of cumulative accrued interest, $2.1 million of cumulative accrued unused commitment fees, and a discount of $0.3 million due to unamortized equity fees. During the year ended December 31, 2024, we recognized $4.1 million of interest income on the note. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. The Allure at Edinburgh On July 26, 2023, we entered into a $9.2 million preferred equity investment for the development of a multifamily property located in Chesapeake, Virginia ("The Allure at Edinburgh"). The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption feature effective on January 16, 2028, and it is accounted for as a note receivable. Our investment bears interest at a rate of 15.0%, which does not compound. Upon The Allure at Edinburgh obtaining a certificate of occupancy, the investment will bear interest at a rate of 10.0%. The common equity partner in the development property holds an option to sell the property to us at a predetermined amount if certain conditions are met. We also hold an option to purchase the property at any time prior to maturity of the preferred equity investment, and at the same predetermined amount as the common equity partner's option to sell. The balance on The Allure at Edinburgh note was $11.2 million as of December 31, 2024, which includes $2.0 million of cumulative accrued interest. During the year ended December 31, 2024, we recognized $1.4 million of interest income on the note. As of December 31, 2024, this note was fully funded and the development property was approximately 24% leased. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. Solis North Creek On July 10, 2024, we entered into a $27.0 million preferred equity investment for the development of a multifamily property located in Huntersville, North Carolina ("Solis North Creek"). The preferred equity investment has economic terms consistent with a note receivable, including a mandatory redemption feature effective on August 8, 2030, and it is accounted for as a note receivable. Our investment bears interest at a rate of 12.0% for the first 24 months. Beginning on July 10, 2026, the investment will bear interest at a rate of 9.0% for 12 months. On July 10, 2027, the investment will again bear interest at 12.0% through maturity. The interest compounds annually. We also earn an unused commitment fee of 4.5% on the unfunded portion of the investment's maximum loan commitment, which also compounds annually. The preferred equity investment was initially subject to a minimum interest guarantee of $8.9 million over the life of the investment. On August 8, 2024, we signed an amendment to the operating agreement for the entity through which we own our real estate financing investment with respect to Solis North Creek to reduce the equity funding requirement from $27.0 million to $26.8 million and the minimum interest guarantee from $8.9 million to $8.8 million. The balance on the Solis North Creek note was $5.8 million as of December 31, 2024, which includes $0.2 million of cumulative accrued interest and $0.5 million of cumulative accrued unused commitment fees. During the year ended December 31, 2024, we recognized $0.7 million of interest income on the note. See Note 7 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. Acquisitions The Company did not acquire any properties during the year ended December 31, 2024. 11

Dispositions On December 18, 2024, we completed the dispositions of the Market at Mill Creek and Nexton Square retail properties for gross proceeds of $82.0 million, resulting in a combined net gain on real estate dispositions of $21.3 million. Other Real Estate Transactions During the year ended December 31, 2024, we recognized impairment of real estate of $1.5 million and wrote off development costs of $5.5 million related to undeveloped land under predevelopment, which reflects the excess of the book value of the property's assets over the estimated fair value of the property. An income tax benefit of $1.6 million related to the impairment and development costs was recognized, creating an income tax benefit for the year ended December 31, 2024, that was attributable to the profits and losses of our development and construction businesses operated through our TRS. On June 25, 2024, we entered into a non-binding letter of intent to sell the property to an unrelated third party for $4.8 million, which was used as an approximation of fair value as a level 3 input in the fair value hierarchy. We anticipate completing the sale of the property in 2025. The land parcel was classified as held-for-sale as of December 31, 2024. Tax Status We have elected and qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. Our continued qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended (the "Code"), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our capital stock. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and that our manner of operation will enable us to maintain the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. In addition, we have elected to treat AHP Holding, Inc., which, through its wholly-owned subsidiaries, operates our construction, development, and third-party asset management businesses, as a taxable REIT subsidiary ("TRS"). As a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their REIT taxable income each year, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our services company, and any other TRS we form in the future, will be fully subject to federal, state, and local corporate income tax. Insurance We carry comprehensive liability, fire, extended coverage, business interruption, and rental loss insurance covering all of the properties in our portfolio under a blanket insurance policy in addition to other coverage that may be appropriate for certain of our properties. We believe the policy specifications and insured limits are appropriate and adequate for our properties given the relative risk of loss, the cost of the coverage, and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, such as those covering losses due to terrorism and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses for such events. In addition, all but one of the properties in our portfolio as of December 31, 2024 were located in Maryland, Virginia, North Carolina, South Carolina, Florida and Georgia, which are areas subject to an increased risk of hurricanes. While we will carry hurricane insurance on certain of our properties, the amount of our hurricane insurance coverage may not be sufficient to fully cover losses from hurricanes. We may reduce or discontinue hurricane, terrorism, or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. Also, if destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to 12 recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated. Regulation General Our properties are subject to various covenants, laws, ordinances, and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio has the necessary permits and approvals to operate its business. Americans With Disabilities Act Our properties must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"), to the extent that such properties are "public accommodations" as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance, the imposition of fines, an award of damages to private litigants, and a limitation on our ability to refinance outstanding indebtedness. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect. Environmental Matters Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial, and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and personal or property damage or materially adversely affect our ability to sell, lease, or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products, propane, or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liability. Environmental laws also govern the presence, maintenance, and removal of asbestos-containing building materials ("ACBM"), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, the presence of ACBM in our properties may expose us to third-party liability (e.g. liability for personal 13 injury associated with exposure to asbestos). We are not presently aware of any material adverse issues at our properties including ACBM. Similarly, environmental laws govern the presence, maintenance, and removal of lead-based paint in residential buildings, and may impose fines and penalties for failure to comply with these requirements. Such laws require, among other things, that owners or operators of residential facilities that contain or potentially contain lead-based paint notify residents of the presence or potential presence of lead-based paint prior to occupancy and prior to renovations and manage lead-based paint waste appropriately. In addition, the presence of lead-based paint in our buildings may expose us to third-party liability (e.g., liability for personal injury associated with exposure to lead-based paint). We are not presently aware of any material adverse issues at our properties involving lead-based paint. In addition, the properties in our portfolio also are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants may handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. Our leases sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. However, in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties. Competition We compete with a number of developers, owners, and operators of retail, office, and multifamily real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility, and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained, and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-lease space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. We also face competition when pursuing development, acquisition, and lending opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us, may have more financial resources than we do, and may otherwise be in a better position to acquire or develop a property. Competition may also have the effect of reducing the number of suitable development and acquisition opportunities available to us or increasing the price required to consummate a development or acquisition opportunity. In addition, we face competition in our construction business from other construction companies in the markets in which we operate, including small local companies and large regional and national companies. In our construction business, we compete for construction projects based on several factors, including cost, reputation for quality and timeliness, access to machinery and equipment, access to and relationships with high-quality subcontractors, financial strength, knowledge of local markets, and project management abilities. We believe that we compete favorably on the basis of the foregoing factors and that our construction business is well-positioned to compete effectively in the markets in which we operate. However, some of the construction companies with which we compete have different cost structures and greater financial and other resources than we 14 do, which may put them at an advantage when competing with us for construction projects. Competition from other construction companies may reduce the number of construction projects that we are hired to complete and increase pricing pressure, either of which could reduce the profitability of our construction business. Human Capital As of December 31, 2024, we had 148 employees. We are committed to providing each employee with a safe, welcoming, and inclusive work environment and culture that enables them to contribute fully and develop to their highest potential. We invest heavily in our employees by providing quality training and learning opportunities; promoting inclusion and diversity; and upholding a high standard of ethics and respect for human rights. Attracting, developing, and retaining team members is crucial to executing our strategy. We offer a comprehensive total rewards program aimed at the varying health, home-life, and financial services. This program includes market-competitive pay, broad-based stock grants and bonuses, healthcare benefits with company paid premiums, retirement savings plans, paid time off, paid parental leave, flexible work schedules, an Employee Assistance Program and other mental health services. Additionally, we invest in developing employees through programs such as the High-Performance Leadership program, to help ensure they have a strong pipeline of future leaders. Additional information regarding our activities related to our people and sustainability, as well as our workforce diversity data, can be found in our latest Sustainability Report, which is located on our website at https://armadahoffler.com/ sustainability/. The Sustainability Report is updated periodically. This website address is intended to be an inactive textual reference only. None of the information on, or accessible through, our website is part of this Form 10-K or is incorporated by reference herein. Corporate Information Our principal executive office is located at 222 Central Park Avenue, Suite 1000, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Town Center of Virginia Beach. In addition, we have a construction office located at 1300 Thames Street, Suite 30, Baltimore, Maryland 21231 in Thames Street Wharf at Harbor Point. The telephone number for our principal executive office is (757) 366-4000. We maintain a website located at ArmadaHoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this Annual Report on Form 10-K or any other report or document we file with or furnish to the SEC. Available Information We file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports with the SEC. You may obtain copies of these documents by accessing the SEC’s website at www.sec.gov. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through our website or by contacting our Corporate Secretary at the address set forth above under "—Corporate Information." Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of our audit committee, compensation committee and nominating and corporate governance committee are all available in the Governance section of the Investor Relations section of our website. Any amendment to or waiver of our Code of Business Conduct and Ethics will be disclosed in the Corporate Governance section of the Investor Relations section of our website within four business days of the amendment or waiver. In addition, we maintain a variety of other governance documents, including, among others, a Human Rights Policy, an Insider Trading Policy, an Environmental Policy, a Vendor Conduct Policy, and the charter of our Sustainability Committee, all of which are available in the Corporate Governance section of the Investor Relations section of our website. Financial Information For required financial information related to our operations, please refer to our consolidated financial statements, including the notes thereto, included with this Annual Report on Form 10-K. Item 1A. Risk Factors Set forth below are the risks that we believe are material to our stockholders. You should carefully consider the following risks in evaluating our Company and our business. The occurrence of any of the following risks could materially and 15 adversely impact our financial condition, results of operations, cash flow, the market price of shares of our common stock, and our ability to, among other things, satisfy our debt service obligations and to make distributions to our stockholders, which in turn could cause our stockholders to lose all or a part of their investment. Some statements in this Annual Report on Form 10-K, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements" at the beginning of this Annual Report on Form 10-K. Risks Related to Our Business Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Our business has been, and may in the future be, affected by market and economic challenges experienced by the U.S. economy or the real estate industry as a whole. Such conditions may materially and adversely affect us as a result of the following potential consequences, among others: • decreased demand for retail, office, and multifamily space, which would cause market rental rates and property values to be negatively impacted; • reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans; • our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities, and increase our future debt service expense; and • one or more lenders under our credit facility (as defined below) could refuse to fund their financing commitment to us or could otherwise fail to do so, and we may not be able to replace the financing commitment of any such lenders on favorable terms or at all. If the U.S. economy experiences an economic downturn, we may see increases in bankruptcies and defaults by our tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. We may be unable to identify and complete acquisitions of properties and development opportunities that meet our investment criteria, which may materially and adversely affect our results of operations, cash flow, and growth prospects. Our business and growth strategy involves the development and selective acquisition of retail, office, and multifamily properties. We may expend significant management time and other resources, including out-of-pocket costs, in pursuing these investment opportunities. Our ability to complete development projects or acquire properties on favorable terms, or at all, may be exposed to the following significant risks: • we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions and development opportunities, including those that we are subsequently unable to complete; • we have agreements for the acquisition or development of properties that are subject to conditions, which we may be unable to satisfy; and • we may be unable to obtain financing on favorable terms or at all. If we are unable to identify attractive investment opportunities and successfully develop new properties, our results of operations, cash flow, and growth prospects could be materially and adversely affected. We may dispose of certain properties over time as we seek to pursue growth through our investment strategy. However, investments in real estate are illiquid, and it may not be possible to dispose of assets in a timely manner or on favorable terms, which could adversely affect our financial condition, operating results, and cash flows. Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers, and we cannot predict whether we will be able to sell any property we desire to for the price or on the terms set by us or acceptable to us, or the length of time needed to find a willing buyer and to close the sale. Upon sales of properties or assets, we may become subject to contractual indemnity obligations, incur unusual or extraordinary distribution requirements, be required to expend funds to correct defects or make 16 capital improvements or, as a result of required debt repayment, face a shortage of liquidity. Therefore, as a result of the foregoing events or circumstances, we may not be able to achieve our strategic reshaping of our portfolio promptly, on favorable terms, or at all in response to changing economic, financial, and investment conditions, which may adversely affect our cash flows and our ability to make distributions to stockholders. The geographic concentration of our portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio. The majority of the properties in our portfolio are located in Virginia, Maryland, and North Carolina, which expose us to greater economic risks than if we owned a more geographically diverse portfolio. As of December 31, 2024, our properties in the Virginia, Maryland. and North Carolina markets represented approximately 41%, 28%, and 13%, respectively, of the total rental revenues of the properties in our portfolio. Furthermore, many of our properties are located in the Town Center of Virginia Beach and Harbor Point at Baltimore, and the rental revenues from such properties represented 22% and 27%, respectively, of our total rental revenues for the year ended December 31, 2024. As a result of this geographic concentration, we are particularly susceptible to adverse economic, regulatory or other conditions in the Virginia, Maryland, and North Carolina markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in these markets (such as hurricanes and other events). For example, the markets in Virginia, Maryland, and North Carolina in which many of the properties in our portfolio are located contain high concentrations of military personnel and operations, and a reduction of the military presence or cuts in defense spending in these markets could have a material adverse effect on us. If there is a downturn in the economy in Virginia, Maryland, or North Carolina, our operations, revenue, and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially and adversely affected. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of retail, office, or multifamily properties. Our operations may also be adversely affected if competing properties are built in these markets. Moreover, submarkets within any of our target markets may be dependent upon a limited number of industries. Any adverse economic or real estate developments in our markets, or any decrease in demand for retail, office, or multifamily space resulting from the regulatory environment, business climate or energy or fiscal problems, could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to satisfy our debt service obligations. We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties, including as a result of hurricanes or other disasters. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. For example, all but one of the properties in our portfolio as of December 31, 2024 are located in Maryland, Virginia, North Carolina, South Carolina, Georgia, and Florida, which are areas particularly susceptible to hurricanes. While we carry insurance on certain of our properties, the amount of our insurance coverage may not be sufficient to fully cover losses from hurricanes and will be subject to limitations involving large deductibles or co-payments. Further, reconstruction or improvement of properties would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties. We have a substantial amount of indebtedness outstanding, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders. As of December 31, 2024, we had total debt of approximately $1.3 billion, including amounts drawn under our credit facility, and we may incur significant additional debt to finance future acquisition and development activities. Excluding unamortized fair value adjustments and debt issuance costs, the aggregate outstanding principal balance of our debt was $1.3 billion as of December 31, 2024. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following: • our cash flow may be insufficient to meet our required principal and interest payments; • we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs; • we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness, particularly if interest rates remain elevated; 17

• we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject; • we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans or collect rents and other income from our properties; • we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and • our default under any loan with cross-default provisions could result in a default on other indebtedness. If any one of these events were to occur, our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations could be materially and adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Failure to maintain our current credit rating could adversely affect our cost of funds, related margins, liquidity, and access to the debt capital markets. Morningstar DBRS is expected to periodically evaluate our debt levels and other factors, which likely will include Morningstar DBRS’s assessment of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flow and earnings. Due to changes in these factors and market conditions, we may not be able to maintain our current credit rating, which could adversely affect our cost of funds and related margins, liquidity, and access to the debt capital markets. Increases in interest rates, or failure to hedge effectively against interest rate changes, will increase our interest expense and may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. We have incurred, and may in the future incur, additional indebtedness that bears interest at a variable rate. An increase in interest rates would increase our interest expense and increase the cost of refinancing existing debt and issuing new debt, which would adversely affect our cash flow and ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. The effect of prolonged interest rate increases could adversely impact our ability to make acquisitions and develop properties. Subject to maintaining our qualification as a REIT, we expect to continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our existing hedging transactions have included, and future hedging transactions may include, entering into interest rate cap agreements or interest rate swap agreements, which involve risk. Our failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Additionally, as a result of rising interest rates, the cost of hedging transactions has increased significantly and may continue to increase. Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT. In order to maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on: • general market conditions; • the market’s perception of our growth potential; • our current debt levels; • our current and expected future earnings; • our cash flow and cash distributions; and • the market price per share of our common stock and Series A Preferred Stock. 18

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT. We may be unable to renew leases, lease vacant space, or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. As of December 31, 2024, approximately 4.0% of the square footage of the stabilized properties in our retail and office portfolios was available. Additionally, 4.7% and 12.3% of the ABR in our retail portfolio was scheduled to expire in 2025 and 2026, respectively, and 3.6% and 2.0% of the ABR in our office portfolio was scheduled to expire in 2025 and 2026, respectively. We cannot assure you that new leases will be entered into, that leases will be renewed, or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. In addition, our ability to lease our multifamily properties at favorable rates, or at all, may be adversely affected by the increase in supply of multifamily properties in our target markets. Our ability to lease our properties depends upon the overall level of spending in the economy, which is adversely affected by, among other things, job losses and unemployment levels, fears of a recession, personal debt levels, the housing market, stock market volatility, and uncertainty about the future. If rental rates for our properties decrease, our existing tenants do not renew their leases, or we do not re-lease a significant portion of our available space and space for which leases expire, our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations could be materially and adversely affected. Tenant demand in our office portfolio may decline due to disruptions to the office sector, which could materially and adversely affect us. Companies have been increasing their utilization of work-from-home alternatives, videoconferencing, shared office spaces, co-working spaces, telecommuting, and flexible work schedules. To the extent these trends continue, tenant demand for our office space may be reduced, which could materially and adversely affect us. The short-term leases in our multifamily portfolio expose us to the effects of declining market rents, which could adversely affect our results of operations, cash flow and cash available for distribution. Substantially all of the leases in our multifamily portfolio are for terms of 12 months or less. As a result, even if we are able to renew or re-lease apartment units as leases expire, our rental revenues will be impacted by declines in market rents more quickly than if all of our leases had longer terms, which could adversely affect our results of operations, cash flow, and cash available for distribution. Competition for property acquisitions and development opportunities may reduce the number of opportunities available to us and increase our costs, which could have a material adverse effect on our growth prospects. The current market for property acquisitions and development opportunities continues to be extremely competitive. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us and increase the purchase prices for such properties in the event we are able to acquire or develop such properties. We face significant competition for attractive investment opportunities from an indeterminate number of investors, including publicly traded and privately held REITs, private equity investors, and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to make investments in properties than we do, and the ability to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other forms of investment. If the level of competition for investment opportunities is significant in our target markets, it could have a material adverse effect on our growth prospects. Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units, or increase or maintain rents at our multifamily apartment communities. Our multifamily apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental units, as well as owner-occupied single-family and multifamily units. Competitive housing in a particular area and an increase in affordability of owner-occupied single-family and 19 multifamily units due to, among other things, declining housing prices, oversupply, mortgage interest rates, and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units, and increase or maintain rents at our multifamily properties, which could adversely affect our results of operations, cash flow, and cash available for distribution. The failure of properties that we acquire or develop to meet our financial expectations could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, the per share trading price of our common stock and Series A Preferred Stock, and growth prospects. Our acquisitions and development projects and our ability to successfully operate these properties may be exposed to the following significant risks, among others: • we may acquire or develop properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations; • our cash flow may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the property; • we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties or to develop new properties; • we may be unable to quickly and efficiently integrate new acquisitions or developed properties into our existing operations; • market conditions may result in higher-than-expected vacancy rates and lower than expected rental rates; and • we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors, or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business, and claims for indemnification by general partners, directors, officers, and others indemnified by the former owners of the properties. If we cannot operate acquired or developed properties to meet our financial expectations, our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, the per share trading price of our common stock and Series A Preferred Stock, and growth prospects could be materially and adversely affected. We may be required to make rent or other concessions or significant capital expenditures to improve our properties in order to retain and attract tenants, which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Upon expiration of our leases to our tenants, we may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling, and other improvements, or provide additional services to our tenants, any of which would increase our costs. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases. If any of the foregoing were to occur, it could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Failure to succeed in new markets may limit our growth. We have acquired in the past, and we may acquire in the future if appropriate opportunities arise, properties that are outside of our primary markets. Entering into new markets exposes us to a variety of risks, including difficulty evaluating local market conditions and local economies, developing new business relationships in the area, competing with other companies that already have an established presence in the area, hiring and retaining key personnel, evaluating quality tenants in the area, and a lack of familiarity with local governmental and permitting procedures. Furthermore, expansion into new markets may divert management time and other resources away from our current primary markets. As a result, we may not be successful in expanding into new markets, which could adversely impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Real estate financing investments are subject to significant risks, and losses related to these investments could have a material adverse effect on our financial condition and results of operations. We have originated, and in the future expect to originate or acquire, mezzanine loans, preferred equity investments, or 20 similar investments (together "real estate financing investments"), which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. As of December 31, 2024, we had approximately $121.4 million in outstanding real estate financing investments. These types of investments involve a higher degree of risk than long-term senior mortgage loans secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In addition, these investments may have higher "loan-to-value" ratios than conventional mortgage loans, with little or no equity invested by the borrower, increasing the risk of loss of principal. If a borrower defaults on our real estate financing investment or debt senior to our investment, or in the event of a borrower bankruptcy, our real estate financing investment will be satisfied only after the senior debt is paid in full. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our real estate financing investment. As a result, we may not recover some or all of our initial investment. Additionally, in conjunction with certain investments, we issue partial payment guarantees to the senior lender for the property, which may require us to make payments to the senior lender in the event of a default on the senior note. Finally, in connection with our real estate financing investments, we may have options to purchase all or a portion of the underlying property upon maturity of the investment; however, if a developer’s costs for a project are higher than anticipated, exercising such options may not be attractive or economically feasible, or we may not have sufficient funds to exercise such options even if we desire to do so. Significant losses related to real estate financing investments could have a material adverse effect on our financial condition and results of operations. A bankruptcy or insolvency of any of our significant tenants in our office or retail properties could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. If a significant tenant in our office or retail properties becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Many of our operating costs and expenses are fixed and will not decline if our revenues decline. Our results of operations depend, in large part, on our level of revenues, operating costs, and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as real estate taxes, insurance, loan payments, and maintenance generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Most of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation. In 2024, the consumer price index rose by approximately 3% over the previous year, following 2023's increase in the index of 3%. Global supply chain disruptions, labor shortages, and increases in consumer demand still pose relevant risks in today's landscape despite relatively stable inflation year-over-year. A significant portion of our operating expenses and construction-related costs are sensitive to inflation. Operating expenses include those for property-related contracted services such as janitorial and engineering services, utilities, repairs and maintenance, and insurance. Property taxes are also impacted by inflationary changes as taxes are regularly reassessed based on changes in the fair value of our properties. We also have ground lease expenses in certain of our properties. Ground lease costs are contractual, but in some cases, lease payments reset every few years based on changes on consumer price indices. 21

Our operating expenses, with the exception of ground lease rental expenses and multifamily properties, are typically recoverable through our lease arrangements, which allow us to pass through substantially all expenses associated with property taxes, insurance, utilities, repairs and maintenance, and other operating expenses (including increases thereto) to our tenants. Our remaining leases are generally gross leases, which provide for recoveries of operating expenses above the operating expenses from the initial year within each lease. During inflationary periods, we expect to recover increases in operating expenses from our triple net leases and our gross leases. In addition, our multifamily leases generally have lease terms ranging from 7 to 15 months with a majority having 12-month lease terms allowing negotiation of rental rates at term end, which we believe reduces our exposure to the effects of inflation, although an extreme and sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases. As a result, we do not believe that inflation would result in a significant adverse effect on our NOI and operating cash flows at the property level. However, there is no guarantee that our tenants would be able to absorb these expense increases and be able to continue to pay us their portion of operating expenses, capital expenditures, and rent. Our general and administrative expenses consist primarily of compensation costs, technology services, and professional service fees. Annually, our employee compensation is adjusted to reflect merit increases; however, to maintain our ability to successfully compete for the best talent, rising inflation rates may require us to provide compensation increases beyond historical annual merit increases, which may unexpectedly or significantly increase our compensation costs. Similarly, technology services and professional service fees are also subject to the impact of inflation and expected to increase proportionately with increasing market prices for such services. Consequently, inflation is expected to increase our general and administrative expenses over time and may adversely impact our results of operations and operating cash flows. Adverse conditions in the general retail environment could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Approximately 39.0% of our NOI for the year ended December 31, 2024 was from retail properties. As a result, we are subject to factors that affect the retail sector generally as well as the market for retail space. The retail environment and the market for retail space have been, and in the future could be, adversely affected by weakness in the national, regional, and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retail companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, increasing competition from discount retailers, outlet malls, internet retailers, and other online businesses, and epidemics, pandemics and other health crises and measures intended to mitigate their spread. Increases in consumer spending via the internet may significantly affect our retail tenants’ ability to generate sales in their stores. New and enhanced technologies, including new digital and web services technologies, may increase competition for certain of our retail tenants. Further, the recent imposition by the United States of tariffs on imported goods could cause certain retail tenants to raise the prices on their products, lowering demand. Any of the foregoing factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail properties, including the anchor stores or major tenants in our retail shopping center properties, the loss of which could result in a material impact on our retail tenants. In turn, these conditions could negatively affect market rents for retail space and could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt. Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties. Our credit facility, M&T term loan facility (as defined below), and TD term loan facility (as defined below) restrict our ability to engage in certain business activities, including our ability to incur additional indebtedness, make capital expenditures, and make certain investments. 22

Our credit facility, M&T term loan facility, and TD term loan facility contain customary negative covenants and other financial and operating covenants that, among other things: • restrict our ability to incur additional indebtedness; • restrict our ability to incur additional liens; • restrict our ability to make certain investments (including certain capital expenditures); • restrict our ability to merge with another company; • restrict our ability to sell or dispose of assets; • restrict our ability to make distributions to our stockholders; and • require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements, and maximum leverage ratios. These limitations restrict our ability to engage in certain business activities, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. In addition, our credit facility, M&T term loan facility, and TD term loan facility may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right, in certain circumstances, to declare a default if we are in default under other loans. An epidemic, pandemic or other health crisis and measures intended to prevent the spread of such an event could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. We face risks related to an epidemic, pandemic or other health crisis which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. The impact of an epidemic, pandemic or other health crisis and measures intended to prevent the spread of such an event could materially and adversely affect our business in a number of ways. Our rental revenue and operating results depend significantly on the occupancy levels at our properties and the ability of our tenants to meet their rent obligations to us, which have been in certain cases, and could in the future be, adversely affected by, among other things, job losses, furloughs, store closures, lower incomes, uncertainty about the future as a result of an epidemic, pandemic or other health crisis and related governmental actions including eviction moratoriums, shelter-in-place orders, prohibitions on charging certain fees, and limitations on collection laws and rent increases, which have in the past affected, and, may in the future affect, our ability to collect rent or enforce legal or contractual remedies for the failure to pay rent, which negatively impacted, and may in the future negatively impact, our ability to remove tenants who are not paying rent and our ability to rent their space to new tenants. In addition, the federal government has in the past allocated, and may in the future allocate, funds to rent relief programs to be run by state and local authorities. In certain locations, the funds available may not be sufficient to pay all past due rent and reallocation of such funds may result in markets in which we operate not having access to the funds anticipated. Further, certain of our tenants with past due rent have not qualified, and may not in the future qualify, to participate in such programs. In addition, some of such programs have required, and programs in the future may require, the forgiveness of a portion of the past due rent or agreeing to other limitations that may adversely affect our business in order to participate or may only provide funds to pay a portion of the past due rent. In addition, while certain locations have adopted programs that may reimburse past due rent owed by tenants who have left a community, such programs have only been adopted in a minority of our markets. Our development and construction projects also have been and could in the future be adversely affected by factors related to an epidemic, pandemic or other health crisis, although, to date, such impacts have not been material. An epidemic, pandemic or other health crisis, or related impacts thereof also could adversely affect the businesses and financial conditions of our counterparties, including our joint venture partners and general contractors and their subcontractors, and their ability to satisfy their obligations to us and to complete transactions or projects with us as intended. A cybersecurity incident or other technology disruptions could negatively impact our business, our relationships, and our reputation. We use computers and computer networks in most aspects of our business operations. We also use mobile devices to communicate with our employees, suppliers, business partners, and tenants. These devices are used to transmit sensitive and confidential information including financial and strategic information about us, employees, business partners, tenants, and other individuals and organizations. Additionally, we utilize third-party service providers that host personally identifiable information and other confidential information of our employees, business partners, tenants, and others. We also maintain confidential financial and business information regarding us and persons and entities with which we do business on our information technology systems. Cybersecurity incidents, including physical or electronic break-ins, computer viruses, malware, attacks by hackers, ransomware attacks, phishing attacks, supply chain attacks, breaches due to employee error or misconduct and other 23 similar breaches can create system disruptions, shutdowns or unauthorized access to information maintained in our information technology systems and in the information technology systems of our third-party service providers. We have in the past experienced cybersecurity incidents involving information technology systems, including through phishing attacks, but we have not experienced any material cybersecurity incidents. We expect cybersecurity incidents to continue to occur in the future and we are constantly attempting to mitigate efforts to infiltrate and compromise our information technology systems and data. The theft, destruction, loss, or release of sensitive and confidential information or operational downtime of the systems used to store and transmit our or our tenants’ confidential business and personal information could result in disruptions to our business, negative publicity, brand damage, violation of privacy laws, financial liability, difficulty attracting and retaining tenants, loss of business partners, and loss of business opportunities, any of which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Although we carry cybersecurity insurance that is designed to protect us against certain losses related to cybersecurity incidents, that insurance coverage may not be sufficient or available to cover all expenses or other losses or all types of claims that may arise in connection with cybersecurity incidents. Furthermore, in the future, such insurance may not be available on commercially reasonable terms, or at all. Any material weakness in our internal control over financial reporting could have an adverse effect on the trading price of our common stock and Series A Preferred Stock. Management is required to have an independent auditor assess the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate such material weaknesses in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, any of which could lead to a decline in the per share trading price of our common stock and Series A Preferred Stock. Our use of OP Units as consideration to acquire properties could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on us. We have acquired, and in the future may acquire, properties or portfolios of properties through tax deferred contribution transactions in exchange for OP Units. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties and requiring that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions also could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions. In addition, future issuances of OP Units would reduce our ownership percentage in our Operating Partnership and affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. To the extent that our stockholders do not directly own OP Units, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership. Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies or could create a negative perception of our company in the capital markets. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, development, and construction activity. Individuals currently considered key personnel each have a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants, and industry personnel, and we have not currently entered into employment agreements with any of these individuals. If we lose their services, our relationships with such industry personnel could diminish. Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry participants, which could materially 24 and adversely affect our financial condition, results of operations, cash flow, and the per share trading price of our common stock and Series A Preferred Stock. Joint venture investments could be materially and adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition, and disputes between us and our co-venturers. In the past, we have, and in the future, we expect to, co-invest with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for developing properties and managing the affairs of a property, partnership, joint venture, or other entity. In particular, in connection with the formation transactions related to our initial public offering, we provided certain of the prior investors with the right to co-develop certain projects with us in the future and the right to acquire a minority equity interest in certain properties that we may develop in the future, in each case under certain circumstances and subject to certain conditions set forth in the applicable agreement. Furthermore, we are often a joint venture partner in development projects. In the event that we co-develop a property together with a third party, we would be required to share a portion of the development fee. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture, or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co- venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co- venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls. Expectations of our company relating to environmental, social and governance factors may impose additional costs and expose us to new risks. Certain investors, tenants, employees, and other stakeholders focus on corporate responsibility, specifically related to environmental, social and governance factors. Various regulatory authorities, including the SEC, also focus on such matters, and the activities and expense required to comply with new regulations or standards may be significant. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. In addition, the criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, we could fail, or be perceived to fail, in our achievement of initiatives or goals regarding environmental, social, and governance matters publicly communicated, including through our Sustainability Report, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, tenants and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. Conversely, in recent years “anti-ESG” sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the Trump Administration having recently issued an executive order opposing diversity equity, and inclusion (“DEI”) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny 25 could result in additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. We may be subject to ongoing or future litigation, including existing claims relating to the entities that owned the properties prior to our initial public offering and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow, the per share trading price of our common stock and Series A Preferred Stock, cash available for distribution, and ability to service our debt obligations. We may be subject to ongoing or future litigation, including existing claims relating to the entities that owned the properties and operated the businesses prior to our initial public offering and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. In addition, we may become subject to litigation in connection with the formation transactions related to our initial public offering in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration received by them in the formation transactions or the interpretation of the agreements implementing the formation transactions. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flow, thereby having an adverse effect on our financial condition, results of operations, cash flow, the per share trading price of our common stock and Series A Preferred Stock, cash available for distribution, and ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely affect our results of operations and cash flow, expose us to increased risks that would be uninsured, and adversely impact our ability to attract officers and directors. The success of our activities to design, construct, and develop properties in which we will retain an ownership interest is dependent, in part, on the availability of suitable undeveloped land at acceptable prices as well as our having sufficient liquidity to fund investments in such undeveloped land and subsequent development. Our success in designing, constructing, and developing projects for our own account depends, in part, upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and governmental regulations that restrict the potential uses of land. If the availability of suitable land opportunities decreases, the number of development projects we may be able to undertake could be reduced. In addition, our ability to make land purchases will depend upon our having sufficient liquidity or access to external sources of capital to fund such purchases. Thus, the lack of availability of suitable land opportunities and insufficient liquidity to fund the purchases of any such available land opportunities could have a material adverse effect on our results of operations and growth prospects. Our real estate development activities are subject to risks particular to development, such as unanticipated expenses, delays, and other contingencies, any of which could materially and adversely affect our financial condition, results of operations, and cash flow. We engage in development and redevelopment activities and will be subject to the following risks associated with such activities: • unsuccessful development or redevelopment opportunities could result in direct expenses to us and cause us to incur losses; • construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable; • the inability to obtain or delays in obtaining necessary governmental or quasi-governmental permits and authorizations could result in increased costs or abandonment of the project if necessary permits or authorizations are not obtained; • delayed construction may give tenants the right to terminate pre-development leases, which may adversely impact the financial viability of the project; • occupancy rates, rents and concessions of a completed project may fluctuate depending on a number of factors and may not be sufficient to make the project profitable; and • the availability and pricing of financing to fund our development activities on favorable terms or at all may result in delays or even abandonment of certain development activities. 26

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development or redevelopment activities once undertaken, any of which could have a material adverse effect on our financial condition, results of operations, and cash flow. Risks Related to the Real Estate Industry Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal and interest payments on debt, and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "—Risks Related to Our Business," as well as the following: • oversupply or reduction in demand for retail, office, or multifamily space in our markets; • adverse changes in financial conditions of buyers, sellers, and tenants of properties; • vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights, rights to reduce leased-space during their lease, or below-market renewal options, and the need to periodically repair, renovate, and re-lease space; • increased operating costs, including insurance premiums, utilities, real estate taxes, and state and local taxes; • increased property taxes due to property tax changes or reassessments; • a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting; • rent control or stabilization laws or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs; • civil unrest, acts of war, terrorist attacks, and natural disasters, including hurricanes, which may result in uninsured or underinsured losses; • decreases in the underlying value of our real estate; • changing submarket demographics; and • changing traffic patterns. In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition. The real estate investments made, and to be made, by us are difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial, and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests or may subject us to penalties in the event any sales of our properties are not permitted under such laws. See “—The prohibited transactions tax may limit our ability to dispose of our properties.” 27

Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms. Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties. In connection with certain property acquisitions, we have entered into tax protection agreements that provide that if we dispose of any interest in certain protected properties in a taxable transaction within a certain period of the acquisition, subject to certain exceptions, we will indemnify the contributors for their tax liabilities attributable to the built-in gain that existed with respect to such property interests as of the time of the acquisition, and the tax liabilities incurred as a result of such tax protection payment, and may enter into similar agreements in connection with future property acquisitions. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive or unattractive for us to do so because of these obligations. As an owner of real estate, we could incur significant costs and liabilities related to environmental matters. Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and personal or property damage or materially and adversely affect our ability to sell, lease, or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the properties may be used or businesses may be operated, and these restrictions may require substantial expenditures. See "Part I—Business—Regulation." Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. For example, some of the tenants of properties in our retail portfolio operate gas stations or other businesses that utilize storage tanks to store petroleum products, propane, or wastes typically associated with automobile service or other operations conducted at the properties, and spills or leaks of hazardous materials from those storage tanks could expose us to liability. See "Part I—Business—Regulation—Environmental Matters." In addition to the foregoing, while we obtained Phase I Environmental Site Assessments for each of the properties in our portfolio, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. For example, they do not generally include soil sampling, subsurface investigations or hazardous materials surveys. Furthermore, we do not have current Phase I Environmental Site Assessment reports for all of the properties in our portfolio and, as such, may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues. As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties, such as occupants of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants may routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us. If we incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties. 28

We are subject to risks from natural disasters, such as hurricanes and flooding, and the risks associated with the physical effects of climate change. Natural disasters and severe weather such as flooding, earthquakes, tornadoes or hurricanes may result in significant damage to our properties. Many of our properties are located in Virginia Beach, Virginia, Baltimore, Maryland, and elsewhere in the Mid-Atlantic, which historically have experienced heightened risk for natural disasters like hurricanes and flooding. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, particularly in the Mid-Atlantic, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our properties. Lastly, to the extent that climate change does occur, its physical effects could have a material adverse effect on our properties, operations, and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy, and increasing the cost of snow removal or related costs at our properties. Proposed legislation and regulatory actions to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations, or business would be adversely affected. We may be subject to unknown or contingent liabilities related to acquired properties and properties that we may acquire in the future, which could have a material adverse effect on us. Properties that we have acquired and properties that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the purchase of properties that we acquire may not survive the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible, or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these properties may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us. Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury is alleged to have occurred. We may incur significant costs complying with various federal, state, and local laws, regulations, and covenants that are applicable to our properties. Properties are subject to various covenants and federal, state, and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions, and 29 restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic, or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions, or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses, and zoning relief. In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988 ("FHAA"), impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA, or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines or the award of damages to private litigants, or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Risks Related to Our Third-Party Construction Business Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Our third-party construction activities have been, and are expected to continue to be, primarily focused in the Mid- Atlantic region, although we have also historically undertaken construction projects in various states in the Southeast, Northeast, and Midwest regions of the U.S. As a result of our concentration of construction projects in the Mid-Atlantic region of the U.S., we are particularly susceptible to adverse economic or other conditions in markets in this region (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, labor disruptions, and the costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in this region. We cannot assure you that our target markets will support construction and development projects of the type in which we typically engage. While we have the ability to provide a wide range of development and construction services, any adverse economic or real estate developments in the Mid-Atlantic region could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. There can be no assurance that all of the projects for which our construction business is engaged as general contractor will be commenced or completed in their entirety in accordance with the anticipated cost, or that we will achieve the financial results we expect from the construction of such properties, which could materially and adversely affect our results of operations, cash flow, and growth prospects. For serving as general contractor, our construction business earns profit equal to the difference between the total construction fees that we charge and the costs that we incur to build a property. If the decision is made by a third-party client to abandon a construction project for any reason, our anticipated fee revenue from such project could be significantly lower than we expect. In addition, we defer pre-contract costs when such costs are directly associated with specific anticipated construction contracts and their recovery is deemed probable. In the event that we determine that the execution of a construction contract is no longer probable, we would be required to expense those pre-contract costs in the period in which such determination is made, which could materially and adversely affect our results of operations in such period. Our ability to complete the projects in our construction pipeline on time and on budget could be materially and adversely affected as a result of the following factors, among others: • shortages of subcontractors, equipment, materials, or skilled labor; • unscheduled delays in the delivery of ordered materials and equipment; • unanticipated increases in the cost of equipment, labor, and raw materials, due to, among other things, trade tensions, disruptions, or new and significant tariffs; • unforeseen engineering, environmental, or geological problems; • weather interferences; • difficulties in obtaining necessary permits or in meeting permit conditions; • client acceptance delays; or • work stoppages and other labor disputes. 30

If we do not complete construction projects on time and on budget, it could have a material adverse effect on us, including our results of operations, cash flow, and growth prospects. We recognize revenue for the majority of our construction projects based on estimates; therefore, variations of actual results from our assumptions may reduce our profitability. In accordance with GAAP, we record revenue as work on the contract progresses. The cumulative amount of revenues recorded on a contract at a specified point in time is that percentage of total estimated revenues that costs incurred to date bear to estimated total costs. Accordingly, contract revenues and total cost estimates are reviewed and revised as the work progresses. Adjustments are reflected in contract revenues in the period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variations of actual results from assumptions on an unusually large project or on a number of average size projects could be material. We are also required to immediately recognize the full amount of the estimated loss on a contract when estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability, which could negatively impact our cash flow from operations. Construction project sites are inherently dangerous workplaces, and, as a result, our failure to maintain safe construction project sites could result in deaths or injuries, reduced profitability, the loss of projects or clients, and possible exposure to litigation, any of which could materially and adversely affect our financial condition, results of operations, cash flow, and reputation. Construction and maintenance sites often put our employees, employees of subcontractors, our tenants, and members of the public in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites, we are responsible for safety and, accordingly, must implement appropriate safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, fines, or expose our tenants and members of the public to potential injury, thereby creating exposure to litigation. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects, clients, and tenants, which may materially and adversely affect our financial condition, results of operations, cash flow, and reputation. Our failure to successfully and profitably bid on construction contracts could materially and adversely affect our results of operations and cash flow. Many of the costs related to our construction business, such as personnel costs, are fixed and are incurred by us irrespective of the level of activity of our construction business. The success of our construction business depends, in part, on our ability to successfully and profitably bid on construction contracts for private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which can be impacted by a number of factors, many of which are outside our control, including market conditions, financing arrangements, and required governmental approvals. If we are unable to maintain a consistent backlog of third-party construction contracts, our results of operations and cash flow could be materially and adversely affected. If we fail to timely complete a construction project, miss a required performance standard, or otherwise fail to adequately perform on a construction project, we may incur losses or financial penalties, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, and reputation. We may contractually commit to a construction client that we will complete a construction project by a scheduled date at a fixed cost. We may also commit that a construction project, when completed, will achieve specified performance standards. If the construction project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. In addition, completion of projects can be adversely affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, availabilities of subcontractors, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions, and other factors. In some cases, if we fail to meet required performance standards or milestone requirements, we may also be subject to agreed-upon financial damages in the form of liquidated damages, which are determined pursuant to the contract governing the construction project. To the extent that these events occur, the total costs of the project could exceed our estimates and our contracted cost and we could experience reduced profits or, in some cases, incur a loss on a project, which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and 31 ability to service our debt obligations. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation. Unionization or work stoppages could have a material adverse effect on us. From time to time, our construction business and the subcontractors we engage may use unionized construction workers, which requires us to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor-intensive and price-competitive nature of the construction business, the cost of unionization or prevailing wage requirements for new developments could be substantial, which could adversely affect our profitability. In addition, the use of unionized construction workers could cause us to become subject to organized work stoppages, which would materially and adversely affect our ability to meet our construction timetables and could significantly increase the cost of completing a construction project. Risks Related to Our Organizational Structure Daniel Hoffler and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company and our Operating Partnership, including the approval of significant corporate transactions. As of December 31, 2024, Daniel Hoffler, our Chairman Emeritus, owned approximately 5.2% and, collectively, Messrs. Hoffler, Haddad, and Kirk owned approximately 9.6% of the combined outstanding shares of our common stock and OP Units (which OP Units may be redeemable for shares of our common stock). Consequently, these individuals may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations, and mergers. Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership, which may impede business decisions that could benefit our stockholders. Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its limited partners under Virginia law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our fiduciary duties and obligations as the general partner of our Operating Partnership may come into conflict with the duties of our directors and officers to our company. Messrs. Hoffler, Haddad, and Kirk own a significant interest in our Operating Partnership as limited partners and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our Operating Partnership. Under Virginia law, a general partner of a Virginia limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Virginia law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our Operating Partnership or any partner, and the separate interests of our company or our stockholders, we, in our capacity as the general partner of our Operating Partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contractual rights of the limited partners of the Operating Partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our Operating Partnership, owe to the Operating Partnership and its partners. Additionally, the partnership agreement provides that we will not be liable to the Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our Operating Partnership must indemnify us, our directors and officers, and our designees from and against any and all claims that relate to the operations of our Operating Partnership, unless: (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in violation or breach of the partnership agreement, or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our 32

Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our Operating Partnership on any portion of any claim in the action. Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer, or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may: • discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and • result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares. We could increase the number of authorized shares of stock, classify and reclassify unissued stock, and issue stock without stockholder approval. Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers, and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including: • "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock at any time within the two-year period immediately prior to the date in question) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose certain fair price and supermajority stockholder voting requirements on these combinations; and • "control share" provisions that provide that holders of "control shares" of our company (defined as shares of stock that, when aggregated with other shares of stock controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares, except to the extent approved by our 33 stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future. Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. Certain provisions in the partnership agreement of our Operating Partnership may delay, make more difficult, or prevent unsolicited acquisitions of us. Provisions in the partnership agreement of our Operating Partnership may delay, make more difficult, or prevent unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others: • redemption rights; • a requirement that we may not be removed as the general partner of our Operating Partnership without our consent; • transfer restrictions on OP Units; • our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer, or prevent a merger or other change of control of us or our Operating Partnership without the consent of the limited partners; and • the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders. The limited partners in our Operating Partnership (other than us) owned approximately 21.4% of the outstanding OP Units of our Operating Partnership as of December 31, 2024. Our rights and the rights of our stockholders to take action against our directors and officers are limited. Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from: • actual receipt of an improper benefit or profit in money, property or services; or • active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated. Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We have entered into indemnification agreements with each of our executive officers and directors whereby we agreed to indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all 34 expenses and liabilities incurred in their capacity as an officer or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws and the indemnification agreements or that might exist with other companies. We are a holding company with no direct operations and, as such, we will rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries. We are a holding company and conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely on cash distributions from our Operating Partnership to pay any dividends we might declare on shares of our common stock and preferred stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation, or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full. Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. As of December 31, 2024, we owned 78.6% of the outstanding OP Units in our Operating Partnership. We regularly have issued OP Units to third parties as consideration for acquisitions, and we may continue to do so in the future. Any such future issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because stockholders do not directly own OP Units, you do not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership. Risks Related to Our Status as a REIT Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders. We have elected to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2013. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT. Therefore, we cannot be assured that we will qualify as a REIT, or that we will remain qualified as such in the future. If we fail to qualify as a REIT or otherwise lose our REIT status in any taxable year, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because: • we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; • we could be subject to increased state and local taxes; and • unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock and Series A Preferred Stock. Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows. Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. In addition, our TRS will be subject to regular corporate federal, state, and local taxes. Any of these taxes would decrease cash available for distribution to our stockholders. 35

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments. To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance. In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs, and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. The prohibited transactions tax may limit our ability to dispose of our properties. A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of the net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation. Changes to the U.S. federal income tax laws, including the enactment of certain tax reform measures, could have an adverse impact on our business and financial results. In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results. In addition, various provisions of the Code are set to expire at the end of 2025, including the 20% deduction described above and other provisions that may be favorable to REITs and their shareholders. We cannot predict whether, when, or to what extent any new U.S. federal tax laws, regulations, interpretations, or rulings will impact the real estate investment industry or REITs, including whether various favorable U.S. federal tax laws will be extended. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares. The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders. Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders. 36

Our ownership of our TRS will be subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRS. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% REIT subsidiaries limitation or to avoid application of the 100% excise tax. Shareholders may be restricted from acquiring or transferring certain amounts of our capital stock. The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities. In order to qualify as a REIT for each taxable year, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital or preferred stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. This restriction, as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends. The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the current maximum rate of which is 37%. However, for taxable years prior to 2026, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences. We believe that our Operating Partnership will be treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us. To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times or on unfavorable terms, which could materially and adversely affect our 37 financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required principal or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock and Series A Preferred Stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times or on unfavorable terms, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Risks Related to Our Capital Stock We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock and Series A Preferred Stock. We intend to continue to pay regular quarterly distributions to our stockholders. All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations, applicable law, and such other matters as our board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock and Series A Preferred Stock. Our ability to make distributions may also be limited by our credit facility. Under the terms of the credit facility, we may not pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. As a result of the foregoing, we may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the per share price of our common stock and Series A Preferred Stock. The market price and trading volume of our common stock and Series A Preferred Stock may be volatile and could decline substantially in the future. The market price of our common stock and Series A Preferred Stock may be volatile in the future. In addition, the trading volume in our common stock and Series A Preferred Stock may fluctuate and cause significant price variations to occur. We cannot assure stockholders that the market price of our common stock and Series A Preferred Stock will not fluctuate or decline significantly in the future, including as a result of factors unrelated to our operating performance or prospects in 2025 compared to 2024. In particular, the market price of our common stock and Series A Preferred Stock could be subject to wide fluctuations in response to a number of factors, including, among others, the following: • actual or anticipated variations in our quarterly operating results or dividends; • changes in our FFO, Normalized FFO, or earnings estimates; • publication of research reports about us or the real estate industry; 38

• increases in market interest rates that lead purchasers of our shares to demand a higher yield; • changes in market valuations of similar companies; • adverse market views with respect to asset classes in which we invest; • adverse market reaction to any additional debt we incur in the future; • additions or departures of key management personnel; • actions by institutional stockholders; • speculation in the press or investment community; • the realization of any of the other risk factors presented in this Annual Report on Form 10-K; • the extent of investor interest in our securities; • the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies; • changes in the federal government, including the change from the Biden administration to the Trump administration and policy changes resulting therefrom; • our underlying asset value; • investor confidence in the stock and bond markets generally; • further changes in tax laws; • future equity issuances; • failure to meet earnings estimates; • failure to meet and maintain REIT qualifications; • changes in our credit ratings; • general market and economic conditions; • our issuance of debt securities or additional preferred equity securities; and • our financial condition, results of operations, and prospects. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material and adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, and the per share trading price of our common stock and Series A Preferred Stock. The number of shares of our common stock available for future issuance or sale could adversely affect the per-share trading price of our common stock and our ability to obtain additional capital. We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per-share trading price of our common stock. The issuance of substantial numbers of shares of our common stock in the public market, or upon redemption of OP Units for shares of our common stock, or the perception that such issuances might occur, could adversely affect the per-share trading price of our common stock. As of February 21, 2025, approximately 79,918,740 shares of our common stock were outstanding. In addition, approximately 21,401,367 OP Units were outstanding (other than OP Units held by us), all of which are eligible to be tendered for redemption for cash or, at our option, for shares of our common stock on a one-for-one basis, subject to certain limitations. Additionally, as of February 21, 2025, 209,897 LTIP Units in the Operating Partnership (“LTIP Units”) are outstanding. Subject to any agreed upon exceptions (including pursuant to the applicable LTIP Unit award agreement), once vested (subject to certain requirements), LTIP Units are convertible into OP Units on a one-for-one basis. As of February 21, 2025, none of the outstanding LTIP Units are eligible to be converted into OP Units (except in connection with a Change of Control (as defined in the Amended and Restated Agreement of Limited Partnership)). We have an effective resale shelf registration statement pursuant to which we may issue freely tradeable shares of our common stock upon redemption of such OP Units. Accordingly, a substantial number of shares of our common stock could be issued in the future pursuant to such resale shelf registration statement. The sale of such shares, or the perception that such a sale may occur, could materially and adversely affect the per- share trading price of our common stock. In addition, as of February 21, 2025, 975,518 shares of our common stock and other equity-based awards were available for issuance in the future (including shares issuable upon the vesting of outstanding performance units) under our Amended and Restated 2013 Equity Incentive Plan, as amended (our “Equity Plan”). The redemption of OP Units (including OP Units issued upon conversion of LTIP Units) for shares of our common stock, the vesting of any restricted stock and performance units granted to certain directors, executive officers, and other employees under our Equity Plan, the issuance of our common stock or OP Units in connection with future property, portfolio, or business acquisitions, and other issuances of our common stock could have an adverse effect on the per-share trading price of our common stock. The existence of OP Units, LTIP Units, and shares of our common stock reserved for future issuance under our Equity Plan or upon redemption of OP Units may adversely affect the terms upon which we may be able to obtain 39 additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders. Increases in market interest rates may have a material adverse effect on the trading prices of our common stock and Series A Preferred Stock as prospective purchasers of our common stock and Series A Preferred Stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution. One of the factors that will influence the trading prices of our common stock and Series A Preferred Stock will be the dividend yield on the stock (as a percentage of the price of our common stock or Series A Preferred Stock, as applicable) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock or Series A Preferred Stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock or Series A Preferred Stock, as applicable) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock or Series A Preferred Stock to decrease. We cannot guarantee that our Share Repurchase Program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our stock and could diminish our cash reserves. In June 2023, our board of directors authorized the Share Repurchase Program (as defined below) to repurchase up to $50.0 million of our outstanding common stock and Series A Preferred Stock, with no expiration date. The Share Repurchase Program does not obligate us to acquire any specific number of shares or acquire shares over any specific period of time. The actual timing and amount of repurchases remain subject to a variety of factors, including stock price, trading volume, market conditions and other general business considerations. The Share Repurchase Program may be modified, suspended, or terminated at any time, and we cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The Share Repurchase Program could affect the trading price of our stock and increase volatility, and any announcement of a termination of this program may result in a decrease in the trading price of our stock. In addition, the Share Repurchase Program could diminish our cash and cash equivalents and marketable securities. Our Series A Preferred Stock is subordinate to our existing and future debt, and the interests of holders of our Series A Preferred Stock could be diluted by the issuance of additional shares of preferred stock and by other transactions. Our Series A Preferred Stock ranks junior to all of our existing and future indebtedness, any classes and series of our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up, and other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation, or similar proceedings. Subject to limitations prescribed by Maryland law and our charter, our board of directors is authorized to issue, from our authorized but unissued shares of capital stock, preferred stock in such classes or series as our board of directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional shares of Series A Preferred Stock or additional shares of capital stock ranking on parity with our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up, or the incurrence of additional indebtedness could adversely affect our ability to pay dividends on, redeem, or pay the liquidation preference on our Series A Preferred Stock. Other than the conversion right afforded to holders of our Series A Preferred Stock that may become exercisable in connection with a change of control (as defined in the articles supplementary designating the terms of our Series A Preferred Stock), none of the provisions relating to our Series A Preferred Stock contain any terms relating to or limiting our indebtedness or affording the holders of our Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease, or conveyance of all or substantially all our assets, that might adversely affect the holders of our Series A Preferred Stock, so long as the rights of the holders of our Series A Preferred Stock are not materially and adversely affected. Holders of our Series A Preferred Stock have extremely limited voting rights. Our common stock is the only class of our securities that carry full voting rights. Voting rights for holders of our Series A Preferred Stock exist primarily with respect to the ability to elect, together with holders of our capital stock ranking on parity with our Series A Preferred Stock and having similar voting rights, two additional directors to our board of directors in the event that six quarterly dividends (whether or not consecutive) payable on our Series A Preferred Stock are in arrears, and with respect to voting on amendments to our charter or articles supplementary relating to our Series A Preferred Stock that materially and adversely affect the rights of the holders of our Series A Preferred Stock or create additional classes or series of 40 our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution, or winding up. Other than as described above and as set forth in more detail in the articles supplementary designating the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock will not have any voting rights. Holders of our Series A Preferred Stock may not be permitted to exercise conversion rights upon a change of control. If exercisable, the change of control conversion feature of our Series A Preferred Stock may not adequately compensate preferred stockholders, and the change of control conversion and redemption features of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company. Upon the occurrence of a change of control (as defined in the articles supplementary designating the terms of our Series A Preferred Stock), holders of our Series A Preferred Stock will have the right to convert some or all of their Series A Preferred Stock into shares of our common stock (or equivalent value of alternative consideration). We have a special optional redemption right to redeem our Series A Preferred Stock in the event of a change of control, and holders of our Series A Preferred Stock will not have the right to convert any shares of our Series A Preferred Stock that we have elected to redeem prior to the change of control conversion date. Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the 2.97796 (i.e. the "Share Cap"), subject to certain adjustments, multiplied by the number of our Series A Preferred Stock converted. If the Common Stock Price (as defined in the articles supplementary designating the terms of our Series A Preferred Stock) is less than $8.395 (which is approximately 50% of the per-share closing sale price of our common stock on June 10, 2019), subject to adjustment, each holder will receive a maximum of 2.97796 shares of our common stock per share of our Series A Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of our Series A Preferred Stock. In addition, those features of our Series A Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change of control of our company under circumstances that otherwise could provide the holders of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests. Item 1B. Unresolved Staff Comments. None. 41

Item 1C. Cybersecurity. Cybersecurity Risk Management and Strategy Cybersecurity represents a critical component of our overall approach to risk management. We generally approach cybersecurity threats through a cross-functional, multilayered approach, with the specific goals of: (i) identifying, preventing and mitigating cybersecurity threats to us; (ii) preserving the confidentiality, security, and availability of the information that we collect and store to use in our business; (iii) protecting our intellectual property; (iv) maintaining the confidence of our tenants, customers, clients, and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when applicable. Additionally, we maintain a cyber insurance policy that covers loss of data and associated recovery, loss of revenue due to business interruptions from a cybersecurity event, loss of transferred funds from events such as fraud and social engineering, and loss of funds from computer fraud and extortion. Processes for Assessing Cybersecurity Threats We manage cybersecurity threats by employing a comprehensive process that is integral to our overall risk management framework. Our risk management approach is designed to be aligned with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2017 Enterprise Risk Management (“ERM”) framework. This system includes a risk assessment process specifically designed to identify information technology (“IT”) and cybersecurity risks that could be material to our organization. i. Integration into the COSO-Based Enterprise Risk Management Framework Our overall risk management system provides a structured and consistent approach to risk identification, assessment, and response, including those related to cybersecurity. The integration of cyber risks into our ERM framework underscores our commitment to upholding a robust governance structure that emphasizes the protection of our information systems. We also have in the past year engaged a third-party consultant to conduct a detailed risk assessment workshop utilizing the Center for Internet Security (CIS) framework v8. Additionally, our internal audit department performs periodic assessments of the design and operating effectiveness of our cybersecurity controls. ii. Engagement with Third Parties We maintain strategic partnerships with third-party assessors, consultants, and auditors to enhance our defense mechanisms. This includes the use of third parties for penetration testing and log evaluation, and network monitoring to assist in rapid identification and mitigation of any suspicious network access to ensure the effective detection and mitigation of cybersecurity threats. The results of such tests and assessments are reported to our audit committee and our board of directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by the tests and assessments. iii. Oversight of Third-Party Service Providers Our vendor risk assessment program is designed to identify, evaluate, and manage risks associated with third-party service providers. As a part of this program, we regularly review third-party attestation reports, such as SOC 1 and SOC 2, for key service providers to validate the effectiveness of their cybersecurity policies and controls. This ensures alignment with our standards for cybersecurity. Additionally, we require all vendors with whom we have a direct contract or agreement, with limited exceptions, to comply with the Vendor Code of Business Conduct. Vendors are required to maintain the confidentiality of information entrusted to them by us. Additionally, the Vendor Code of Business Conduct provides instructions for vendors to report violations confidentially. Impact of Cybersecurity Threats Cybersecurity threats have the potential to negatively impact us due to the use of information technology within our business, and by our suppliers, business partners, and tenants. See “Risk Factors—Risks Related to Our Business—A cybersecurity incident or other technology disruptions could negatively impact our business, our relationships, and our reputation.” of Item 1A above for a discussion of cybersecurity risks and the potential impact on us. Governance Board Oversight Our board of directors, including through delegation to our audit committee, exercises oversight over cybersecurity risks and controls. Our audit committee and board of directors regularly receive updates (including, in the case of our audit committee, quarterly updates) from our Chief Financial Officer, Senior Director of Information Technology, and other 42 members of management regarding the status of cybersecurity initiatives and the effectiveness of our internal control system related to information security. In connection with such updates, our board of directors and audit committee discuss our approach to cybersecurity risk management with management. Additionally, the audit committee periodically receives presentations from third-party cybersecurity experts to remain informed of developments in cyber risk and mitigation. Our board of directors and audit committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. Management’s Role Management plays a critical role in cybersecurity risk assessment and management. The key roles and responsibilities are summarized as follows: i. Management Responsibilities Key management personnel, tasked with cybersecurity risk management, are equipped with expertise that encompasses extensive experience in cybersecurity, academic credentials, and professional certifications. Specific cybersecurity expertise and certifications held by management include bachelor’s degrees in technology and network security, industry certifications (CompTIA A+, CompTIA Network+, CompTIA Security+, Microsoft Certified Professional, Cisco Certified Network Associate), and public sector (military) experience in network security. Management personnel hone their skills to meet new demands through continuing professional development. Additionally, all employees are subject to ongoing cybersecurity training. Members of management report to our Chief Financial Officer who is the member of management that is principally responsible for overseeing our cybersecurity risk management program. Our Chief Financial Officer holds an undergraduate and graduate degree in economics and has over 15 years of experience with managing risks at the Company and in environments similar to the Company’s, including risks arising from cybersecurity threats. Additionally, our Senior Director of IT has served in various roles in information technology and information security for over 24 years. Our Senior Director of IT holds an undergraduate degree in information technology and has attained the following professional certifications: CompTIA Network+, CompTIA Security+, and Microsoft Certified Professional. Further, our Director of Corporate Business Systems holds a Bachelor of Science degree in Construction Science and Management and has over 9 years of experience with software implementations, technology innovation, and corporate business systems. ii. Monitoring The management team ensures the implementation of robust monitoring protocols for preventing, detecting, mitigating, and remediating cybersecurity threats. We use a ‘defense in layers’ approach which constitutes a cybersecurity strategy that involves the use of multiple types of securities measures, each designed to protect against a different vector of attack. As noted above, management is supported by third-party monitoring, next-generation hardware, and automated logging analysis. We utilize third parties for penetration testing and log evaluation, which provides 24/7 network monitoring to assist in rapid identification and mitigation of any suspicious network access. We maintain an Incident Response Plan, based on guidance within the National Institute of Standards and Technology's Computer Security Incident Handling Guide, which provides an escalation policy for identified security incidents. Our escalation policy details specific escalation processes by which senior leadership (Senior Director of IT, Chief Financial Officer, and Chief Executive Officer) are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. iii. Reporting to the Board There is a structured reporting mechanism in place through which our Chief Financial Officer regularly updates our audit committee on cybersecurity risk management efforts, thus facilitating informed oversight by the board. Further, our Chief Financial Officer and IT personnel monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and report such incidents to our audit committee and/or board of directors when appropriate. Item 2. Properties. The information set forth under the captions "Our Properties" and "Development Pipeline" in Item 1 of this Annual Report on Form 10-K is incorporated by reference herein. Item 3. Legal Proceedings. The nature of our business exposes our properties, us and the Operating Partnership to the risk of claims and litigation in the normal course of business. Other than routine litigation arising out of the ordinary course of business, we are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us. 43

Item 4. Mine Safety Disclosures. Not Applicable. 44

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "AHH" and our Series A Preferred Stock trades on the New York Stock Exchange under the symbol "AHHPrA."

Stock Performance Graph

The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to our stockholders during the period December 31, 2019 through December 31, 2024, as well as the corresponding returns on an overall stock market index (Russell 2000) and a peer group index (MSCI US REIT Index). The stock performance graph assumes that $100 was invested on December 31, 2019. Historical total stockholder return is not necessarily indicative of future results. The information in this paragraph and the following graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.


Total Return Performance
160
140
120
100
80
60
Index Value
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
Period Ending
Armada Hoffler Properties, Inc.
MSCI US REIT
Russell 2000

45

	Period Ending					
Index	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**	**12/31/2023**	**12/31/2024**
Armada Hoffler Properties, Inc.	100.00	64.08	91.08	73.02	84.00	74.96
MSCI US REIT	100.00	92.43	132.23	99.82	113.54	123.47
Russell 2000	100.00	119.96	137.74	109.59	128.14	142.93

Distribution Information

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our stockholders, other than in the second and third quarters of 2020 in order to preserve liquidity due to the uncertainty caused by the COVID-19 pandemic. Declared cash dividends were $0.82 per share for the year ended December 31, 2024. We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions.

Any future distributions will be at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected financial condition, liquidity, operating cash flows, results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, as described above, our REIT taxable income, the annual REIT distribution requirements, applicable law, and such other factors as our board of directors deems relevant. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under our credit facility or other loans, selling certain of our assets, or using a portion of the net proceeds we receive from offerings of equity, equity-related, or debt securities, or declaring taxable share dividends.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes will reduce the stockholder's basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Stockholder Information

As of February 21, 2025, there were approximately 116 holders of record of our common stock. However, because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders. As of February 21, 2025, there were 107 holders (other than our company) of our OP Units. Our OP Units are redeemable for cash or, at our election, for shares of our common stock.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

On June 15, 2023, we adopted a $50.0 million share repurchase program (the "Share Repurchase Program"). Under the Share Repurchase Program, we may repurchase shares of our common stock and Series A Preferred Stock from time to time in the open market, in block purchases, through privately negotiated transactions, the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, or other means permitted. The Share Repurchase Program does not obligate us to acquire any specific number of shares or acquire shares over any specific period of time. The Share Repurchase Program may be suspended or discontinued at any time by us and does not have an expiration date.

During the three months ended December 31, 2024, we did not repurchase any common stock or Series A Preferred Stock under the Share Repurchase Program. As of December 31, 2024, $37.4 million remained available for repurchases under the Share Repurchase Program.

46

Item 6. [Reserved]. Not applicable. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Business Description We are a vertically-integrated, self-managed REIT with over four decades of experience managing high-quality properties located primarily in the Mid-Atlantic and Southeastern United States. As of December 31, 2024, our stabilized operating property portfolio was comprised of 46 retail properties, 14 office properties, and 11 multifamily properties. In addition to our operating property portfolio, we had 2 retail properties, 1 office property, and 1 multifamily property in various stages of predevelopment, development, redevelopment, or stabilization as of December 31, 2024. We also provide general contracting services to third parties and invest in development projects through mezzanine lending arrangements and equity investments. Substantially all of our assets are held by, and all of our operations are conducted through, our Operating Partnership. We are the sole general partner of our Operating Partnership and, as of December 31, 2024, we owned, through a combination of direct and indirect interests, 78.6% of the outstanding OP Units in our Operating Partnership. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2013. Our principal executive office is located at 222 Central Park Avenue, Suite 1000, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Virginia Beach Town Center. In addition, we have a construction office located at 1300 Thames Street, Suite 30, Baltimore, Maryland 21231 in Thames Street Wharf at Harbor Point. The telephone number for our principal executive office is (757) 366-4000. We maintain a website at ArmadaHoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this report. Critical Accounting Policies and Estimates Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements that have been prepared in accordance with GAAP. Our accounting policies are more fully described in Note 2 of our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. As disclosed in Note 2, the preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on an ongoing basis, based upon current available information. Actual results could differ from these estimates. We believe the following accounting policies and estimates are the most critical to understanding our reported financial results as their effect on our financial condition and results of operations is material. Rental Revenues We lease our properties under operating leases and recognize base rents on a straight-line basis over the lease term. We also recognize revenue from tenant recoveries, through which tenants reimburse us for expenses paid by us such as utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, insurance, and real estate taxes on an accrual basis. Our rental revenues are reduced by the amount of any leasing incentives on a straight-line basis over the term of the applicable lease. We include a renewal period in the lease term only if it appears at lease inception that the renewal is reasonably certain. We begin recognizing rental revenue when the tenant has the right to take possession of or controls the physical use of the property under lease. Rental revenue is recognized subject to management’s evaluation of tenant credit risk. The extended collection period for accrued straight-line rental revenue along with our evaluation of tenant credit risk may result in the nonrecognition of all or a portion of straight-line rental revenue until the collection of substantially all such revenue for a tenant is probable. General Contracting and Real Estate Services Revenues We recognize general contracting revenues as a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. For each construction contract, we 47 identify the performance obligations, which typically include the delivery of a single building constructed according to the specifications of the contract. We estimate the total transaction price, which generally includes a fixed contract price and may also include variable components such as early completion bonuses, liquidated damages, or cost savings to be shared with the customer. Variable components of the contract price are included in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur. We recognize the estimated transaction price as revenue as we satisfy our performance obligations; we estimate our progress in satisfying performance obligations for each contract using the input method, based on the proportion of incurred costs relative to total estimated construction costs at completion. Construction contract costs include all direct material, direct labor, subcontract costs, and overhead costs directly related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, are all significant judgments that may result in revisions to costs and income and are recognized in the period in which they are determined. Additionally, the estimated costs at completion are affected by management’s forecasts of anticipated costs to be incurred and contingency reserves for exposures related to unknown costs, such as design deficiencies and subcontractor defaults. The estimated variable consideration is also affected by claims and unapproved change orders, which may result from changes in the scope of the contract. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined. We recognize real estate services revenues from property development and management as we satisfy our performance obligations under these service arrangements. We assess whether multiple contracts with a single counterparty may be combined into a single contract for the revenue recognition purposes based on factors such as the timing of the negotiation and execution of the contracts and whether the economic substance of the contracts was contemplated separately or in tandem. Operating Property Acquisitions Acquisitions of operating properties have been and will generally be accounted for as acquisitions of a group of assets, with costs incurred to effect an acquisition, including title, legal, accounting, brokerage commissions, and other related costs being capitalized as part of the cost of the assets acquired. In connection with operating property acquisitions, we identify and recognize all assets acquired and liabilities assumed at their relative fair values as of the acquisition date. The purchase price allocations to tangible assets, such as land, site improvements, and buildings and improvements, are presented within income producing property in the consolidated balance sheets and depreciated over their estimated useful lives. Acquired lease intangible assets are presented as a separate component of assets on the consolidated balance sheets. Acquired lease intangible liabilities are presented within other liabilities in the consolidated balance sheets. We amortize in-place lease assets as depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. We amortize above- market lease assets as reductions to rental revenues on a straight-line basis over the remaining term of the related leases. We amortize below-market lease liabilities as increases to rental revenues on a straight-line basis over the remaining term of the related leases. We amortize above and below-market ground lease assets as depreciation and amortization on a straight-line basis over the remaining term of the related leases. We capitalize the costs related to operating property acquisitions that do not meet the definition of a business. We value land based on a market approach, looking to recent sales of similar properties, adjusting for differences due to location, the state of entitlement, and the shape and size of the parcel. Improvements to land are valued using a replacement cost approach. The approach applies industry standard replacement costs adjusted for geographic specific considerations and reduced by estimated depreciation. The value of buildings acquired is estimated using the replacement cost approach, assuming the buildings were vacant at acquisition. The replacement cost approach considers the composition of the structures acquired, adjusted for an estimate of depreciation. The estimate of depreciation is made considering industry standard information and the expected useful lives of the assets. The value of acquired lease intangible assets and liabilities considers the estimated cost of leasing the properties as if the acquired buildings were vacant, as well as the value of the current leases relative to market-rate leases. The in-place lease value is determined using an estimated total lease-up time and lost rental revenues during such time. The value of current leases relative to market-rate leases is based on market rents obtained for comparable leases. Given the significance of unobservable inputs used in the valuation of acquired real estate assets, we classify them as Level 3 inputs in the fair value hierarchy. We value debt assumed in connection with operating property acquisitions based on a discounted cash flow analysis of the expected cash flows of the debt. Such analysis considers the contractual terms of the debt, including the period to maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs in the fair value hierarchy (as described in Note 13 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K). 48

Real Estate Impairment We evaluate our real estate assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, we compare the carrying amount of any such real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. Our estimate of the expected future cash flows attributable to a real estate asset is based upon, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, tenant improvements, leasing commissions, tenant concessions, and assumptions regarding the residual value of our properties. If the carrying amount of a real estate asset exceeds its associated undiscounted expected future cash flows, we recognize an impairment loss to reduce the carrying amount of the real estate asset to its fair value based on marketplace participant assumptions. Interest Income Interest income on notes receivable is accrued based on the contractual terms of the loans and when, in the opinion of management, it is deemed collectible. Many loans provide for accrual of interest that will not be paid until maturity of the loan. Interest is recognized on these loans at the accrual rate subject to management's determination that accrued interest is ultimately collectible, based on the underlying collateral and the status of development activities, as applicable. If management cannot make this determination, recognition of interest income may be fully or partially deferred until it is ultimately paid. Interest income is also accrued as earned on interest-bearing deposits. Expected Credit Losses We evaluate the collectability of both the interest on and principal of each of our notes receivable based primarily upon the value of the underlying development project. We consider factors such as the progress of development activities, including leasing activities, projected development costs, and current and projected loan balances. We also consider historical industry data, such as loan defaults and losses experienced on loans secured by other development projects, and current economic conditions that may affect the collectability of the remaining cash flows. We measure expected credit losses to be incurred over the remaining contractual term based on the risk rating of each loan. See Note 2 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for details on risk rating determination. If a loan is rated as substandard, we then estimate expected credit losses as the difference between the amortized cost basis of the outstanding loan and the estimated projected sales proceeds of the underlying collateral. Recent Accounting Pronouncements For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements see Note 2 to our consolidated financial statements included in Item 8 of this Form 10-K. Segment Results of Operations As of December 31, 2024, we operated our business in five segments: (i) retail real estate, (ii) office real estate, (iii) multifamily residential real estate, (iv) general contracting and real estate services, and (v) real estate financing. See “— Real Estate Financing Segment Data” below for additional information regarding the real estate financing segment and its introduction as a reportable segment during the year ended December 31, 2024. Our general contracting and real estate services segment is conducted through our TRS. NOI is the primary measure used by our chief operating decision-maker to assess segment performance and allocate our resources among our segments. We calculate NOI as segment revenues less segment expenses. Segment revenues include rental revenues for our property segments, general contracting and real estate services revenues for our general contracting and real estate services segment, and interest income for our real estate financing segment. Segment expenses include rental expenses and real estate taxes for our property segments, general contracting and real estate services expenses for our general contracting and real estate services segment, and interest expense for our real estate financing segment. NOI is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, NOI should not be considered an alternative to cash flows as a measure of liquidity. Not all companies calculate NOI in the same manner. We consider NOI to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of our real estate, construction, and real estate financing businesses. See Note 3 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a reconciliation of NOI to net income, the most directly comparable GAAP measure. 49

We define same store properties as those that we owned and operated and that were stabilized for the entirety of both periods compared. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Additionally, any property that is fully or partially taken out of service for the purpose of redevelopment is no longer considered stabilized until the redevelopment activities are complete, the asset is placed back into service, and the stabilization criteria above are again met. A property may also be fully or partially taken out of service as a result of a partial disposition, depending on the significance of the portion of the property disposed. Finally, any property classified as held for sale is taken out of service for the purpose of computing same store operating results.

Since our Annual Report on Form 10-K for the year ended December 31, 2023, we retrospectively reclassified certain components of mixed-use properties between the retail, office, and multifamily real estate segments in order to align the components of those properties with their tenant composition. As a result, (i) NOI for the year ended December 31, 2023 increased $1.6 million and $0.2 million for the retail and office real estate segments, respectively, and decreased $1.7 million for the multifamily real estate segment and (ii) NOI for the year ended December 31, 2022 increased $1.0 million and $0.6 million for the retail and office real estate segments, respectively, and decreased $1.6 million for the multifamily real estate segment. These reclassifications had no effect on total property NOI as previously reported. These reclassifications had no impact on our general contracting and real estate services or real estate financing segments.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Retail Segment Data

Retail rental revenues, property expenses, and NOI for the years ended December 31, 2024, 2023, and 2022 were as follows ($ in thousands):

	Years Ended December 31,		
	2024	2023	2022
Rental revenues	$ 103,435	$ 99,924	$ 87,788
Property expenses	27,642	25,572	23,102
NOI	$ 75,793	$ 74,352	$ 64,686
Square feet[(1)]	3,824,446	4,123,143	4,011,297
Occupancy[(1)]	95.3 %	95.2 %	96.3 %

(1) Stabilized properties as of the end of the periods presented.

Rental revenues for the year ended December 31, 2024 increased $3.5 million, or 3.5%, compared to the year ended December 31, 2023. The increase in rental revenues resulted primarily due to less bad debt recognized in 2024. NOI for the year ended December 31, 2024 is materially consistent with the year ended December 31, 2023.

Retail Same Store Results

Retail same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2024 and 2023 and December 31, 2023 and 2022 were as follows (in thousands):

50

	Years Ended December 31,			Years Ended December 31,		
	2024 (1)	2023 (1)	Change	2023 (2)	2022 (2)	Change
Rental revenues	$ 84,716	$ 84,248	$ 468	$ 84,248	$ 79,071	$ 5,177
Property expenses	21,318	20,314	1,004	20,314	19,514	800
Same Store NOI	$ 63,398	$ 63,934	$ (536)	$ 63,934	$ 59,557	$ 4,377
Non-Same Store NOI	12,395	10,418	1,977	10,418	5,129	5,289
Segment NOI	$ 75,793	$ 74,352	$ 1,441	$ 74,352	$ 64,686	$ 9,666

(1) Same store excludes Chronicle Mill Retail, Southern Post Retail, The Interlock Retail, and Columbus Village II, as well as Nexton Square and Market at Mill Creek which were disposed in the fourth quarter of 2024.
(2) Same store excludes Pembroke Square and The Interlock Retail, as well as Columbus Village II due to redevelopment.

Same store rental revenues and same store NOI for the year ended December 31, 2024 are materially consistent with the year ended December 31, 2023.

Office Segment Data

Office rental revenues, property expenses, and NOI for the years ended December 31, 2024, 2023, and 2022 were as follows ($ in thousands):

	Years Ended December 31,		
	2024	2023	2022
Rental revenues	$ 95,007	$ 82,855	$ 74,970
Property expenses	33,779	31,390	26,620
NOI	$ 61,228	$ 51,465	$ 48,350
Square feet[(1)]	2,335,063	2,330,432	2,131,735
Occupancy[(1)]	97.2 %	95.2 %	98.0 %

(1) Stabilized properties as of the end of the periods presented.

Rental revenues and NOI for the year ended December 31, 2024 increased $12.2 million, or 14.7%, and $9.8 million, or 19.0%, respectively, compared to the year ended December 31, 2023. The increases in rental revenues and NOI resulted primarily due to the receipt of a termination fee from one of our tenants at Wills Wharf and the addition of new tenants at Wills Wharf, as well as the acquisition of The Interlock Office in May 2023.

Office Same Store Results

Office same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2024 and 2023 and December 31, 2023 and 2022 were as follows (in thousands):

	Years Ended December 31,			Years Ended December 31,		
	2024 (1)	2023 (1)	Change	2023 (2)	2022 (2)	Change
Rental revenues	$ 81,337	$ 76,568	$ 4,769	$ 76,568	$ 74,970	$ 1,598
Property expenses	29,380	28,342	1,038	28,342	25,665	2,677
Same Store NOI[(3)]	$ 51,957	$ 48,226	$ 3,731	$ 48,226	$ 49,305	$ (1,079)
Non-Same Store NOI[(3)]	9,271	3,239	6,032	3,239	(955)	4,194
Segment NOI	$ 61,228	$ 51,465	$ 9,763	$ 51,465	$ 48,350	$ 3,115

(1) Same store excludes Chronicle Mill Office, Southern Post Office, and The Interlock Office.
(2) Same store excludes Wills Wharf and the Constellation Office.
(3) Same Store NOI for the year ended December 31, 2024 excludes a $4.0 million termination fee received from one of our tenants at the Wills Wharf property and the effect of $0.7 million of accelerated straight-line rent resulting from the termination of such tenant's lease. The impact of the same is included in Non-Same Store NOI for the year ended December 31, 2024.

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Same store rental revenues and same store NOI for the year ended December 31, 2024 increased $4.8 million, or 6.2%, and $3.7 million, or 7.7%, respectively, compared to the year ended December 31, 2023. The increases in same store rental revenues and same store NOI resulted primarily due to the receipt of a termination fee from one of our tenants at Wills Wharf and the addition of new tenants at Wills Wharf

Multifamily Segment Data

Multifamily rental revenues, property expenses, and NOI for the years ended December 31, 2024, 2023, and 2022 were as follows ($ in thousands):

	Years Ended December 31,		
	2024	2023	2022
Rental revenues	$ 58,255	$ 56,145	$ 56,536
Property expenses	24,297	21,899	23,077
NOI	$ 33,958	$ 34,246	$ 33,459
Apartment units/beds	2,492	2,492	2,254
Occupancy	95.3 %	95.5 %	96.1 %

Rental revenues for the year ended December 31, 2024 increased $2.1 million, or 3.8%, compared to the year ended December 31, 2023. The increase in rental revenues resulted primarily due to the commencement of operations at Chandler Residences in 2024 as well as increased occupancy at Chronicle Mill and The Everly. NOI for the year ended December 31, 2024 is materially consistent with the year ended December 31, 2023.

Multifamily Same Store Results

Multifamily same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2024 and 2023 and December 31, 2023 and 2022 were as follows (in thousands):

	Years Ended December 31,			Years Ended December 31,		
	2024 [(1)]	2023 [(1)]	Change	2023 [(2)]	2022 [(2)]	Change
Rental revenues	$ 52,522	$ 51,589	$ 933	$ 51,589	$ 47,794	$ 3,795
Property expenses	21,167	19,725	1,442	19,725	18,753	972
Same Store NOI	$ 31,355	$ 31,864	$ (509)	$ 31,864	$ 29,041	$ 2,823
Non-Same Store NOI	2,603	2,382	221	2,382	4,418	(2,036)
Segment NOI	$ 33,958	$ 34,246	$ (288)	$ 34,246	$ 33,459	$ 787

(1) Same store excludes Chronicle Mill Apartments and Chandler Residences.
(2) Same store excludes 1305 Dock Street, Chronicle Mill Apartments, and The Everly as well as properties disposed in 2022.

Same store rental revenues and same store NOI for the year ended December 31, 2024 are materially consistent with the year ended December 31, 2023.

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General Contracting and Real Estate Services Segment Data

General contracting and real estate services revenues, expenses, and gross profit for the years ended December 31, 2024, 2023, and 2022 were as follows ($ in thousands):

	Years Ended December 31,		
	2024	2023	2022
General contracting and real estate services revenues	$ 433,177	$ 413,131	$ 234,859
General contracting and real estate services expenses	419,302	399,713	227,158
Segment gross profit	13,875	13,418	7,701
Operating margin [(1)]	3.2 %	3.2 %	3.3 %

(1) 50% and 90% of gross profit attributable to our T. Rowe Price Global HQ and Allied | Harbor Point development projects, respectively, is not reflected within general contracting and real estate services revenues due to elimination. The Company is still entitled to receive cash proceeds in relation to the eliminated amounts. Prior to any gross profit eliminations attributable to these projects, operating margin for the years ended December 31, 2024, 2023, and 2022 was 3.5%, 3.7%, and 3.7%, respectively.

General contracting and real estate services segment gross profit for the year ended December 31, 2024 was materially consistent with the year ended December 31, 2023. We expect general contracting and real estate services revenues to gradually decrease over time.

The changes in third party construction backlog for each of the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Beginning backlog	$ 472,170	$ 665,564	$ 215,518
New contracts/change orders	85,883	221,474	685,754
Work performed	(434,269)	(414,868)	(235,708)
Ending backlog	$ 123,784	$ 472,170	$ 665,564

During the year ended December 31, 2024, we executed new contracts or change orders with Beatty Development Group related to the Harbor Point developments in Baltimore totaling $29.8 million in addition to the $0.4 million with Terwilliger Pappas in connection with the development of Solis Kennesaw, and $53.4 million with Dominion Realty Partners. Ending backlog as of December 31, 2024 included $23.2 million in contracts with Beatty Development Group, $78.6 million in contracts with Dominion Realty Partners, and $15.9 million in contracts with Terwilliger Pappas.

During the year ended December 31, 2023, we executed new contracts or change orders with Beatty Development Group related to the Harbor Point development in Baltimore totaling $89.6 million in addition to $64.8 million with Terwilliger Pappas in connection with the development of Solis Kennesaw, and $49.6 million with Dominion Realty Partners. Ending backlog as of December 31, 2023 included $225.0 million in contracts with Beatty Development Group, $162.7 million in contracts with Dominion Realty Partners, and $58.3 million in contracts with Terwilliger Pappas.

Real Estate Financing Segment Data

Real estate financing interest income, interest expense, and gross profit for the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Interest income	$ 16,077	$ 14,176	$ 16,461
Interest expense	6,588	3,667	3,497
Segment gross profit	$ 9,489	$ 10,509	$ 12,964
Operating margin	59.0 %	74.1 %	78.8 %

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Real estate financing gross profit for the year ended December 31, 2024 decreased 9.7% compared to the year ended December 31, 2023, primarily due to the effect of increased funded balances and the increase to allocated interest expense in connection therewith, partially offset by an increase in recognized interest income.

Consolidated Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Years Ended December 31, 2024	2023	2022	2024 Change	2023 Change
Revenues					
Rental revenues	$ 256,697	$ 238,924	$ 219,294	$ 17,773	$ 19,630
General contracting and real estate services revenues	433,177	413,131	234,859	20,046	178,272
Interest income	18,596	15,103	16,978	3,493	(1,875)
Total revenues	708,470	667,158	471,131	41,312	196,027
Expenses					
Rental expenses	62,410	56,419	50,742	5,991	5,677
Real estate taxes	23,308	22,442	22,057	866	385
General contracting and real estate services expenses	419,302	399,713	227,158	19,589	172,555
Depreciation and amortization	90,962	97,427	74,084	(6,465)	23,343
General and administrative expenses	20,225	18,122	15,691	2,103	2,431
Acquisition, development, and other pursuit costs	5,531	84	37	5,447	47
Impairment charges	1,494	102	416	1,392	(314)
Total expenses	623,232	594,309	390,185	28,923	204,124
Gain on real estate dispositions, net	21,305	738	53,466	20,567	(52,728)
Operating income	106,543	73,587	134,412	32,956	(60,825)
Interest expense	(78,965)	(57,810)	(39,680)	(21,155)	(18,130)
Loss on extinguishment of debt	(247)	—	(3,374)	(247)	3,374
Equity in income of unconsolidated real estate entities	245	—	—	245	—
Change in fair value of derivatives and other	14,251	(6,242)	8,698	20,493	(14,940)
Unrealized credit loss (provision)	(156)	(574)	(626)	418	52
Other income, net	209	31	378	178	(347)
Income before taxes	41,880	8,992	99,808	32,888	(90,816)
Income tax benefit (provision)	614	(1,329)	145	1,943	(1,474)
Net income	42,494	7,663	99,953	34,831	(92,290)
Net income attributable to noncontrolling interests in investment entities	(43)	(605)	(5,948)	562	5,343
Preferred stock dividends	(11,548)	(11,548)	(11,548)	—	—
Net income (loss) attributable to common stockholders and OP Unitholders	$ 30,903	$ (4,490)	$ 82,457	$ 35,393	$ (86,947)

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Rental revenues by segment for the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands):

	Years Ended December 31,			2024	2023
	2024	2023	2022	Change	Change
Retail	$ 103,435	$ 99,924	$ 87,788	$ 3,511	$ 12,136
Office	95,007	82,855	74,970	12,152	7,885
Multifamily	58,255	56,145	56,536	2,110	(391)
	$ 256,697	$ 238,924	$ 219,294	$ 17,773	$ 19,630

Rental revenues increased $17.8 million, or 7.4%, during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Retail rental revenues for the year ended December 31, 2024 increased 3.5% compared to the year ended December 31, 2023, primarily as a result of less bad debt recognized in 2024.

Office rental revenues for the year ended December 31, 2024 increased 14.7% compared to the year ended December 31, 2023, primarily as a result of the receipt of termination fees from one of our tenants at Wills Wharf and the addition of new tenants at Wills Wharf.

Multifamily rental revenues for the year ended December 31, 2024 increased 3.8% compared to the year ended December 31, 2023, primarily due to the commencement of operations at Chandler Residences in 2024 as well as increased occupancy at Chronicle Mill and The Everly.

General contracting and real estate services revenues for the year ended December 31, 2024 increased $20.0 million, or 4.9%, compared to the year ended December 31, 2023, due to the execution of our backlog and the recognition of savings from unused contingencies for certain contracts.

Interest income for the year ended December 31, 2024 increased $3.5 million, or 23.1%, compared to the year ended December 31, 2023, due to higher outstanding principal balances on our real estate financing investments, interest earned on unused commitments on real estate financing investments, and higher interest bearing cash deposits.

Rental expenses by segment for each of the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands):

	Years Ended December 31,			2024	2023
	2024	2023	2022	Change	Change
Retail	$ 18,221	$ 16,470	$ 13,980	$ 1,751	$ 2,490
Office	25,048	22,708	19,003	2,340	3,705
Multifamily	19,141	17,241	17,759	1,900	(518)
	$ 62,410	$ 56,419	$ 50,742	$ 5,991	$ 5,677

Rental expenses increased $6.0 million, or 10.6%, during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Retail rental expenses for the year ended December 31, 2024 increased 10.6% compared to the year ended December 31, 2023, primarily as a result of The Interlock acquisition in May 2023, the commencement of operations for Southern Post Retail in 2024, and increased costs for contracted property services, utilities, and repairs and maintenance.

Office rental expenses for the year ended December 31, 2024 increased 10.3% compared to the year ended December 31, 2023, primarily as a result of The Interlock acquisition in May 2023, the commencement of operations for Southern Post Office in 2024, and increased costs for contracted property services.

Multifamily rental expenses for the year ended December 31, 2024 increased 11.0% compared to the year ended December 31, 2023, primarily as a result of the commencement of operations at Chandler Residences, as well as higher costs for contracted property services, utilities, compensation, and repairs and maintenance.

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Real estate taxes by segment for the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands):

	Years Ended December 31,			2024	2023
	2024	2023	2022	Change	Change
Retail	$ 9,421	$ 9,102	$ 9,122	$ 319	$ (20)
Office	8,731	8,682	7,617	49	1,065
Multifamily	5,156	4,658	5,318	498	(660)
	$ 23,308	$ 22,442	$ 22,057	$ 866	$ 385

Real estate taxes increased $0.9 million, or 3.9%, during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Retail real estate taxes for the year ended December 31, 2024 increased 3.5% compared to the year ended December 31, 2023, primarily as a result of the commencement of operations for Southern Post Retail and the acquisition of The Interlock in May 2023.

Office real estate taxes for the year ended December 31, 2024 increased 0.6%, and therefore was materially consistent compared to the year ended December 31, 2023.

Multifamily real estate taxes for the year ended December 31, 2024 increased 10.7% compared to the year ended December 31, 2023, primarily as a result of increased rate assessments across the portfolio, particularly Greenside Apartments and The Edison Apartments, as well as commencement of operations for Chandler Residences.

General contracting and real estate services expenses for the year ended December 31, 2024 increased $19.6 million, or 4.9%, compared to the year ended December 31, 2023, primarily due to an increase in work performed in the execution of our backlog.

Depreciation and amortization for the year ended December 31, 2024 decreased $6.5 million, or 6.6%, compared to the year ended December 31, 2023. The decrease was primarily attributable to accelerated amortization of intangible lease assets in 2023 recognized in connection with the termination of leases at One City Center and The Interlock. This was partially offset by increased depreciation in 2024 related to the commencement of operations for Southern Post Office, Southern Post Retail, and Chandler Residences, and the acquisition of The Interlock Office and The Interlock Retail in May 2023.

General and administrative expenses for the year ended December 31, 2024 increased $2.1 million, or 11.6%, compared to the year ended December 31, 2023. The increase resulted primarily due to increased salaries and compensation and severance costs.

Acquisition, development, and other pursuit costs for the year ended December 31, 2024 related to the write off of development costs related to an undeveloped land parcel in predevelopment located in Charlotte, North Carolina. Refer to Note 5 to our condensed consolidated financial statements of this Annual Report on Form 10-K for more information. Acquisition, development, and other pursuit costs for the year ended December 31, 2023 were immaterial.

Impairment charges during the year ended December 31, 2024 relate to the impairment of an undeveloped land parcel in predevelopment located in Charlotte, North Carolina. Refer to Note 5 in our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for more information. Impairment charges during the year ended December 31, 2023 were immaterial.

Gain on real estate dispositions, net for the year ended December 31, 2024 were due to the disposition of the Nexton Square and Market at Mill Creek retail properties.

Interest expense for the year ended December 31, 2024 increased $21.2 million, or 36.6%, compared to the year ended December 31, 2023 primarily due to higher levels of indebtedness throughout the year in connection with the funding of development projects and real estate financing investments, as well as the expiration of derivatives designated as cash flow hedges.

The loss on extinguishment of debt for the year ended December 31, 2024 was due to the payoff of the loans secured by the Chronicle Mill, Premier Retail and Apartments, Market at Mill Creek, Nexton Square, and Southgate Square properties. There was no loss on extinguishment of debt for the year ended December 31, 2023.

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Change in fair value of derivatives and other for the year ended December 31, 2024 includes an increase in interest receipts for non-designated derivatives due to an increase in the amount of non-designated derivatives, and a decrease in the fair value of our derivative instruments due to decreases in forward SOFR (the Secured Overnight Financing Rate). Changes in unrealized credit loss provision for the year ended December 31, 2024 were primarily the result of the release of the provision related to the Solis City Park II real estate financing investment, which was partially offset by increases in note receivable balances for the real estate financing investments and the closing of the Solis North Creek real estate financing investment. Changes in other income (expense), net for the year ended December 31, 2024 were immaterial. The income tax benefit for the year ended December 31, 2024 was primarily attributable to the impairment of real estate of $1.5 million and development costs of $5.5 million that were recognized during the period related to undeveloped land under predevelopment, which had an attributable income tax benefit of $1.6 million. The income tax provision that we recognized during the years ended December 31, 2024 and 2023, which for the year ended December 31, 2024 partially offset the income tax benefit discussed above, were attributable to the taxable profits and losses of our development and construction businesses that we operate through our TRS. Liquidity and Capital Resources Overview We believe our primary short-term liquidity requirements consist of general contractor expenses, operating expenses, and other expenditures associated with our properties, including tenant improvements, leasing commissions and leasing incentives, dividend payments to our stockholders required to maintain our REIT qualification, debt service, capital expenditures, new real estate development projects, mezzanine loan funding requirements, and strategic acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, borrowings under construction loans to fund new real estate development and construction, borrowings available under our amended credit facility, and net proceeds from the opportunistic sale of common stock through our at-the-market continuous equity offering program (the "ATM Program"), which is discussed below. Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at or prior to maturity, general contracting expenses, property development and acquisitions, tenant improvements, and capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness, the issuance of equity and debt securities, and the opportunistic disposition of non-core properties. We also may fund property development and acquisitions and capital improvements using our credit facility pending long-term financing. As of December 31, 2024, we had unrestricted cash and cash equivalents of $70.6 million available for both current liquidity needs as well as development and redevelopment activities. As of December 31, 2024, we also had restricted cash in escrow of $1.6 million, some of which is available for capital expenditures and certain operating expenses at our operating properties. As of December 31, 2024, we had $113.0 million of available borrowings under our revolving credit facility to meet our short-term liquidity requirements and $13.4 million of available borrowings under our construction loans to fund development activities. During the three months ended December 31, 2024, we decreased outstanding borrowings on our revolving credit facility by $19.0 million. The funds used to pay down the debt were procured through the closing of a loan secured by the Premier mixed-use retail and multifamily property and through the disposition of the Market at Mill Creek and Nexton Square retail properties. During the year ended December 31, 2022, we began to implement a strategic transformation of the composition of borrowings by refinancing secured property debt with unsecured property debt in order to increase the flexibility of our financing cash flows. We continued to implement this transformation during the year ended December 31, 2024 and intend to continue to implement the transformation during the year ended December 31, 2025. As of December 31, 2024, unsecured debt represented 55.9% of our total borrowings compared to 54.4% as of December 31, 2023. ATM Program On March 10, 2020, we commenced the ATM Program through which we may, from time to time, issue and sell shares of our common stock and Series A Preferred Stock having an aggregate offering price of up to $300.0 million, to or through our sales agents and, with respect to shares of our common stock, may enter into separate forward sales agreements to or through one or more forward purchasers. 57

During the year ended December 31, 2024, we issued and sold 2,288,541 shares of common stock at a weighted average price of $11.58 per share under the ATM Program, receiving net proceeds, after offering costs and commissions, of $26.1 million. During the year ended December 31, 2024, we did not issue any shares of Series A Preferred Stock under the ATM Program. Shares having an aggregate offering price of $178.5 million remained unsold under the ATM Program as of February 21, 2025. Recent Common Stock Offering On September 27, 2024, we completed an underwritten public offering of 9.00 million shares of common stock at a public offering price of $10.50 per share, which resulted in gross proceeds of $94.5 million. We granted the underwriters an option to purchase 1.35 million shares of common stock at a public offering price of $10.50 per share, which was exercised in full, resulting in additional gross proceeds of $14.2 million. We received net proceeds, after deducting the underwriting discount and offering expenses, of approximately $103.5 million. Share Repurchase Program On June 15, 2023, our board of directors authorized the $50.0 million Share Repurchase Program. Under the Share Repurchase Program, we may repurchase shares of our common stock and Series A Preferred Stock from time to time in the open market, in block purchases, through privately negotiated transactions, the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, or other means permitted. The Share Repurchase Program does not obligate us to acquire any specific number of shares or acquire shares over any specific period of time. The Share Repurchase Program may be suspended or discontinued at any time by us and does not have an expiration date. During the year ended December 31, 2024, we did not repurchase any shares of common stock or Series A Preferred Stock. As of December 31, 2024, $37.4 million remained available for repurchases under the Share Repurchase Program. Credit Facility On August 23, 2022, we entered into an amended and restated credit agreement (the "Credit Agreement"), which provides for a $550.0 million credit facility comprised of a $250.0 million senior unsecured revolving credit facility (the "revolving credit facility") and a $300.0 million senior unsecured term loan facility (the "term loan facility" and, together with the revolving credit facility, the "credit facility"), with a syndicate of banks. Subject to available borrowing capacity, we intend to use future borrowings under the credit facility for general corporate purposes, including funding acquisitions, mezzanine lending, and development and redevelopment of properties in our portfolio, and for working capital. The credit facility includes an accordion feature that allows the total commitments to be increased up to $1.0 billion, subject to certain conditions, including obtaining commitments from any one or more lenders. The revolving credit facility has a scheduled maturity date of January 22, 2027, with two six-month extension options, subject to certain conditions, including payment of a 0.075% extension fee at each extension. The term loan facility has a scheduled maturity date of January 21, 2028. On August 29, 2023, we increased the capacity of the revolving credit facility by $105.0 million by exercising the accordion feature in part, bringing the revolving credit facility capacity to $355.0 million and the total credit facility capacity to $655.0 million. On June 14, 2024, the term loan facility commitment increased to $350.0 million as a result of an existing lender increasing its outstanding commitment. The revolving credit facility bears interest at SOFR plus a margin ranging from 1.30% to 1.85% and a credit spread adjustment of 0.10%, and the term loan facility bears interest at SOFR plus a margin ranging from 1.25% to 1.80% and a credit spread adjustment of 0.10%, in each case depending on our total leverage. We also are obligated to pay an unused commitment fee of 15 or 25 basis points on the unused portions of the commitments under the revolving credit facility, depending on the amount of borrowings under the revolving credit facility. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody’s Investors Service, Inc., we may elect to have borrowings become subject to interest rates based on such credit ratings. Our unencumbered borrowing pool will support revolving borrowings of up to $258.0 million, as of December 31, 2024. The Operating Partnership is the borrower under the credit facility, and its obligations under the credit facility are guaranteed by us and certain of our subsidiaries that are not otherwise prohibited from providing such guaranty. 58

The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. Our ability to borrow under the credit facility is subject to our ongoing compliance with a number of financial covenants, affirmative covenants and other restrictions, including the following: • Total leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the credit facility); • Ratio of adjusted EBITDA (as defined in the Credit Agreement) to fixed charges of not less than 1.50 to 1.0; • Tangible net worth of not less than the sum of (i) $825.2 million and (ii) an amount equal to 75% of the net equity proceeds received by us after June 30, 2022; • Ratio of secured indebtedness (excluding the credit facility if it becomes secured indebtedness) to total asset value of not more than 40%; • Ratio of secured recourse debt (excluding the credit facility if it becomes secured indebtedness) to total asset value of not more than 20%; • Total unsecured leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the credit facility); • Unencumbered interest coverage ratio (as defined in the Credit Agreement) of not less than 1.75 to 1.0; • Maintenance of a minimum of at least 15 unencumbered properties (as defined in the Credit Agreement) with an unencumbered asset value (as defined in the Credit Agreement) of not less than $500.0 million at any time; and • Minimum occupancy rate (as defined in the Credit Agreement) for all unencumbered properties of not less than 80% at any time. The Credit Agreement limits our ability to pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. The Credit Agreement also restricts the amount of capital that we can invest in specific categories of assets, such as unimproved land holdings, development properties, notes receivable, mortgages, mezzanine loans and unconsolidated affiliates, and restricts our ability to repurchase stock and units of limited partnership interest in the Operating Partnership during the term of the credit facility. We may, at any time, voluntarily prepay any loan under the credit facility in whole or in part without significant premium or penalty, except for those portions subject to an interest rate swap agreement. The Credit Agreement includes customary events of default, in certain cases subject to customary periods to cure. The occurrence of an event of default, following the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest and all other amounts payable under the credit facility to be immediately due and payable. We are currently in compliance with all covenants under the Credit Agreement. M&T Term Loan Facility On December 6, 2022, we entered into a term loan agreement (the "M&T term loan agreement") with Manufacturers and Traders Trust Company, which provides a $100.0 million senior unsecured term loan facility (the "M&T term loan facility"), with the option to increase the total capacity to $200.0 million, subject to our satisfaction of certain conditions. The M&T term loan facility has a scheduled maturity date of March 8, 2027, with a one-year extension option, subject to our satisfaction of certain conditions, including payment of a 0.075% extension fee. On June 21, 2024, the M&T term loan facility commitment increased to $135.0 million as a result of adding a new lender to the facility. The M&T term loan facility bears interest at a rate elected by us based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. A term SOFR or Daily Simple SOFR loan is also subject to a credit spread adjustment of 0.10%. The margin under each interest rate election depends on our total leverage. The "Base Rate" is equal to the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by M&T Bank as its “prime rate” for such day, (b) the Federal Funds Rate for such day, plus 0.50%, (c) one month term SOFR for such day plus 100 basis points and (d) 1.00%. We have elected for the loan to bear interest at term SOFR plus margin. If we attain investment grade credit ratings from both S&P Global Ratings and Moody's Investor Service, Inc., we may elect to have borrowings become subject to interest rates based on such credit ratings. The Operating Partnership is the borrower under the M&T term loan facility, and its obligations under the M&T term 59 loan facility are guaranteed by us and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The M&T term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. Our ability to borrow under the M&T term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions, including the following: • Total leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the M&T term loan facility); • Ratio of adjusted EBITDA (as defined in the M&T term loan agreement) to fixed charges of not less than 1.50 to 1.0; • Tangible net worth of not less than the sum of (i) $825.2 million and (ii) an amount equal to 75% of the net equity proceeds received by us after June 30, 2022; • Ratio of secured indebtedness (excluding the M&T term loan facility if it becomes secured indebtedness) to total asset value of not more than 40%; • Ratio of secured recourse debt (excluding the M&T term loan facility if it becomes secured indebtedness) to total asset value of not more than 20%; • Total unsecured leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the M&T term loan facility); • Unencumbered interest coverage ratio (as defined in the M&T term loan agreement) of not less than 1.75 to 1.0; • Maintenance of a minimum of at least 15 unencumbered properties (as defined in the M&T term loan agreement) with an unencumbered asset value (as defined in the M&T term loan agreement) of not less than $500.0 million at any time; and • Minimum occupancy rate (as defined in the M&T term loan agreement) for all unencumbered properties of not less than 80% at any time. The M&T term loan agreement limits our ability to pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. The M&T term loan agreement also restricts the amount of capital that we can invest in specific categories of assets, such as unimproved land holdings, development properties, notes receivable, mortgages, mezzanine loans and unconsolidated affiliates, and restricts our ability to repurchase stock and units of limited partnership interest in the Operating Partnership during the term of the M&T term loan facility. We may, at any time, voluntarily prepay the M&T term loan facility in whole or in part without premium or penalty, provided certain conditions are met. The M&T term loan agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the M&T term loan facility to be immediately due and payable. A default under the Credit Agreement would also constitute a default under M&T term loan agreement. We are currently in compliance with all covenants under the M&T term loan agreement. TD Term Loan Facility On May 19, 2023, we entered into a term loan agreement (the "TD term loan agreement") with Toronto Dominion (Texas) LLC, as administrative agent, and TD Bank, N.A. as lender, which provides a $75.0 million senior unsecured term loan facility (the "TD term loan facility"), with the option to increase the total capacity to $150.0 million, subject to our satisfaction of certain conditions. The TD term loan facility has a scheduled maturity date of May 19, 2025, with a one-year extension option, subject to our satisfaction of certain conditions, including an extension fee payment of 0.15% of the outstanding amount of the loan as of such date. The TD term loan facility bears interest at a rate elected by us based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. A term SOFR or Daily Simple SOFR loan is also subject to a credit spread adjustment of 0.10%. The margin under each interest rate election depends on our total leverage. The "Base Rate" is equal to the highest of: (a) the Federal Funds Rate for such day, plus 0.50% (b) the rate of interest in effect for such day as 60 publicly announced from time to time by the administrative agent as its “prime rate” for such day, (c) one month term SOFR for such day plus 0.01 basis points and (d) 1.00%. We have elected for the loan to bear interest at term SOFR plus margin. If we attain investment grade credit ratings from both S&P Global Ratings and Moody's Investor Service, Inc., we may elect to have borrowings become subject to interest rates based on such credit ratings. On June 29, 2023, the TD term loan facility commitment increased to $95.0 million as a result of the addition of a second lender to the facility. The Operating Partnership is the borrower under the TD term loan facility, and its obligations under the TD term loan facility are guaranteed by us and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The TD term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. Our ability to borrow under the TD term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions, including the following: • Total leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the TD term loan facility); • Ratio of adjusted EBITDA (as defined in the TD term loan agreement) to fixed charges of not less than 1.50 to 1.0; • Tangible net worth of not less than the sum of (i) $825.2 million and (ii) an amount equal to 75% of the net equity proceeds received by us after June 30, 2022; • Ratio of secured indebtedness (excluding the TD term loan facility if it becomes secured indebtedness) to total asset value of not more than 40%; • Ratio of secured recourse debt (excluding the TD term loan facility if it becomes secured indebtedness) to total asset value of not more than 20%; • Total unsecured leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the TD term loan facility); • Unencumbered interest coverage ratio (as defined in the TD term loan agreement) of not less than 1.75 to 1.0; • Maintenance of a minimum of at least 15 unencumbered properties (as defined in the TD term loan agreement) with an unencumbered asset value (as defined in the TD term loan agreement) of not less than $500.0 million at any time; and • Minimum occupancy rate (as defined in the TD term loan agreement) for all unencumbered properties of not less than 80% at any time. The TD term loan agreement limits our ability to pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. The TD term loan agreement also restricts the amount of capital that we can invest in specific categories of assets, such as unimproved land holdings, development properties, notes receivable, mortgages, mezzanine loans, and unconsolidated affiliates, and restricts our ability to repurchase stock and units of limited partnership interest in the Operating Partnership during the term of the TD term loan facility. We may, at any time, voluntarily prepay the TD term loan facility in whole or in part without premium or penalty, provided certain conditions are met. The TD term loan agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the TD term loan facility to be immediately due and payable. A default under the Credit Agreement would also constitute a default under the TD term loan agreement. We are currently in compliance with all covenants under the TD term loan agreement. 61

Consolidated Indebtedness

The following table sets forth our consolidated indebtedness as of December 31, 2024 ($ in thousands):

	Amount Outstanding	Interest Rate [a]		Effective Rate for Variable-Rate Debt	Maturity Date [b]	Balance at Maturity
Secured Debt						
Red Mill South	$ 4,502		3.57 %	3.57 %	May 1, 2025	$ 4,383
The Everly	30,000	SOFR+	1.50 %	5.83 %	December 20, 2025	30,000
Encore Apartments & 4525 Main Street	52,187		2.93 %	2.93 %	February 10, 2026	50,726
Southern Post	60,244	SOFR+	2.25 %	6.58 %	August 25, 2026	60,244
Thames Street Wharf	66,461	SOFR+	1.30 %	2.33 % [c]	September 30, 2026	64,072
Constellation Energy Building	175,000	SOFR+	1.50 %	5.95 %	November 1, 2026	175,000
Liberty	20,242	SOFR+	1.50 %	4.93 % [c]	September 27, 2027	19,230
Greenbrier Square	19,184		3.74 %	3.74 %	October 10, 2027	18,049
Lexington Square	13,293		4.50 %	4.50 %	September 1, 2028	12,044
Red Mill North	3,842		4.73 %	4.73 %	December 31, 2028	3,295
Premier Apartments and Retail	29,415		5.53 %	5.53 %	December 1, 2029	29,415
Greenside Apartments	30,321		3.17 %	3.17 %	December 15, 2029	26,095
Smith's Landing	13,584		4.05 %	4.05 %	June 1, 2035	384
The Edison	14,774		5.30 %	5.30 %	December 1, 2044	100
The Cosmopolitan	39,461		3.35 %	3.35 %	July 1, 2051	187
Total Secured Debt	**$ 572,510**					**$ 493,224**
Unsecured Debt						
TD Unsecured Term Loan	$ 95,000	SOFR+	1.35%-1.90%	4.85 % [c]	May 19, 2025	$ 95,000
Senior Unsecured Revolving Credit Facility	140,000	SOFR+	1.30%-1.85%	6.42 %	January 22, 2027	140,000
Senior Unsecured Revolving Credit Facility (Fixed)	5,000	SOFR+	1.30%-1.85%	4.80 % [c]	January 22, 2027	5,000
M&T Unsecured Term Loan	35,000	SOFR+	1.25%-1.80%	6.22 %	March 8, 2027	35,000
M&T Unsecured Term Loan (Fixed)	100,000	SOFR+	1.25%-1.80%	4.90 % [c]	March 8, 2027	100,000
Senior Unsecured Term Loan	271,000	SOFR+	1.25%-1.80%	6.22 %	January 21, 2028	271,000
Senior Unsecured Term Loan (Fixed)	79,000	SOFR+	1.25%-1.80%	4.83 % [c]	January 21, 2028	79,000
Total Unsecured Debt	**725,000**					**725,000**
Total Principal Balances	**$ 1,297,510**					**$ 1,218,224**
Other notes payable[d]	6,121					
Unamortized GAAP Adjustments	(8,072)					
Indebtedness, Net	**$ 1,295,559**					

(a) SOFR is determined by individual lenders.
(b) Does not reflect the effect of any maturity extension options.
(c) Includes debt subject to interest rate swap locks.
(d) Represents the fair value of additional ground lease payments at 1405 Point over the approximately 38-year remaining lease term.

As of December 31, 2024, we were in compliance with all loan covenants on our outstanding indebtedness.

As of December 31, 2024, our scheduled principal repayments and maturities during each of the next five years and thereafter were as follows ($ in thousands):

Year[(1)(2)(3)]	Amount Due	Percentage of Total
2025	$ 136,701	11 %
2026	355,710	27 %
2027	321,819	25 %
2028	369,322	28 %
2029	59,167	5 %
Thereafter	54,791	4 %
Total	**$ 1,297,510**	**100 %**

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(1) Does not reflect the exercise of any maturity extension options.
(2) Includes debt incurred in connection with the development of properties.
(3) Debt principal payments and maturities exclude increased ground lease payments at 1405 Point which are classified as a note payable in our consolidated balance sheets.

Interest Rate Derivatives

As of December 31, 2024, the Company held the following interest rate swap agreements ($ in thousands):

Related Debt	Notional Amount		Index	Swap Fixed Rate	Debt Effective Rate	Effective Date	Expiration Date
Harbor Point Parcel 3 senior construction loan	$	90,000 [(a)]	1-month SOFR	2.75 %	4.82 %	10/2/2023	10/1/2025
Floating rate pool of loans		330,000 [(b)]	1-month SOFR	2.75 %	4.33 %	10/1/2023	10/1/2025
Harbor Point Parcel 4 senior construction loan		100,000 [(c)]	1-month SOFR	2.75 %	5.12 %	11/01/2023	11/01/2025
Floating rate pool of loans		300,000 [(d)]	1-month SOFR	2.75 %	4.33 %	12/01/2023	12/01/2025
Revolving credit facility and TD unsecured term loan		100,000 [(e)]	Daily SOFR	3.20 %	4.70 %	05/19/2023	5/19/2026
Thames Street Wharf loan		66,057 [(f)]	Daily SOFR	0.93 %	2.33 %	09/30/2021	9/30/2026
M&T unsecured term loan		100,000 [(f)]	1-month SOFR	3.50 %	4.90 %	12/06/2022	12/06/2027
Liberty Retail & Apartments loan		21,000 [(g)]	1-month SOFR	3.43 %	4.93 %	12/13/2022	1/21/2028
Senior unsecured term loan		79,000 [(g)]	1-month SOFR	3.43 %	4.83 %	12/13/2022	1/21/2028
Total	$	1,186,057					

(a) This interest rate swap agreement reduces our interest rate exposure on the $180.4 million senior construction loan secured by our Harbor Point Parcel 3 equity method investment. As such, the loan is not reflected on our consolidated balance sheets. We also paid $3.6 million to reduce the swap fixed rate on September 8, 2023.
(b) We paid $13.3 million to reduce the swap fixed rate on September 8, 2023.
(c) This interest rate swap agreement reduces our interest rate exposure on the $109.7 million senior construction loan secured by our Harbor Point Parcel 4 equity method investment. As such, the loan is not reflected on our consolidated balance sheets. We also paid $3.9 million to reduce the swap fixed rate on October 13, 2023.
(d) We paid $10.5 million to reduce the swap fixed rate on November 16, 2023.
(e) Subject to cancellation by the counterparty beginning on May 1, 2025 and the first day of each month thereafter.
(f) Designated as a cash flow hedge.
(g) We novated an existing 3.43% fixed rate swap with a $100.0 million notional and assigned (A) $11.1 million notional to the loan secured by Market at Mill Creek, effective April 17, 2024, and (B) $21.0 million to the loan secured by Liberty Retail & Apartments, effective February 1, 2024. Once the Market at Mill Creek loan was repaid, the $67.9 million swap on the senior unsecured loan increased to $79.0 million.

Contractual Obligations

The following table summarizes the future payments for known contractual obligations as of December 31, 2024 (in thousands):

	Payments due by period					
Contractual Obligations		**Less than 1 year**		**More than 1 year**		**Total**
Principal payments and maturities of long-term indebtedness	$	136,701	$	1,160,809	$	1,297,510
Interest payments on long-term indebtedness [(1)(2)]		57,482		104,995		162,477
Ground and other operating leases		5,473		455,617		461,090
Tenant-related and other commitments		24,112		—		24,112
Total [(3)(4)]	**$**	**223,768**	**$**	**1,721,421**	**$**	**1,945,189**

(1) For long-term debt that bears interest at variable rates, we estimated future interest payments using the SOFR forward curve as of December 31, 2024. As of December 31, 2024, SOFR was 4.32%.

(2) Assumes the $145.0 million revolving credit facility balance outstanding as of December 31, 2024 remains constant through maturity of the facility. Amounts also include unused credit facility fees assuming the balance outstanding as of December 31, 2024 remains constant through maturity of our revolving credit facility.

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(3) Contractual obligations above do not include funding obligations to non-wholly owned development projects as well as unfunded real estate financing investment commitments due to the uncertainty of the timing and amounts of certain of these obligations. Refer to "Item 1. Business" for information about our development projects and real estate financing investments.

(4) Contractual obligations above exclude increased ground lease payments at 1405 Point, which is classified as a note payable in the consolidated balance sheets.

Off-Balance Sheet Arrangements

In connection with certain of our real estate financing activities and equity method investments, we have provided guarantees to pay portions of certain senior loans of third parties associated with the development projects. As of December 31, 2024, we had an outstanding guarantee liability of $0.1 million related to the $32.9 million guarantee of the senior loan secured by Harbor Point Parcel 4.

In connection with our Harbor Point Parcel 3 unconsolidated joint venture, we are responsible for providing a completion guarantee to the lender for this project.

Unfunded Loan Commitments

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our borrowers. These commitments are not reflected on the consolidated balance sheet. As of December 31, 2024, our off-balance sheet arrangements consisted of $32.7 million of unfunded commitments of our notes receivable. These unfunded commitments consist of $24.2 million of unfunded principal and $8.5 million of unfunded contingency. We consider the probability of contingency funding to be remote. We have recorded a $0.5 million credit loss reserve in conjunction with the total unfunded commitments. Such commitments are subject to our borrowers' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The commitments may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring.

Cash Flows

	Years Ended December 31,		
	2024	2023	Change
	($ in thousands)		
Operating Activities	$ 112,020	$ 93,314	$ 18,706
Investing Activities	(26,701)	(237,266)	210,565
Financing Activities	(43,262)	122,253	(165,515)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 42,057	$ (21,699)	$ 63,756
Cash, cash equivalents, and restricted cash, beginning of period	$ 30,166	$ 51,865	
Cash, cash equivalents, and restricted cash, end of period	$ 72,223	$ 30,166	

	Years Ended December 31,		
	2023	2022	Change
	($ in thousands)		
Operating Activities	$ 93,314	$ 116,858	$ (23,544)
Investing Activities	(237,266)	(33,242)	(204,024)
Financing Activities	122,253	(72,194)	194,447
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (21,699)	$ 11,422	$ (33,121)
Cash, cash equivalents, and restricted cash, beginning of period	$ 51,865	$ 40,443	
Cash, cash equivalents, and restricted cash, end of period	$ 30,166	$ 51,865	

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Net cash provided by operating activities for the year ended December 31, 2024 increased by $18.7 million compared to the year ended December 31, 2023. The change was primarily attributable to an increase in portfolio NOI and timing of receipts and payables for the construction business. Net cash used for investing activities for the year ended December 31, 2024 decreased by $210.6 million compared to the year ended December 31, 2023. The change was primarily attributable to the dispositions of the Nexton Square and Market at Mill Creek retail properties, the payoff of the real estate financing investment secured by the Solis City Park II property, a decrease in contributions to equity method investments, a decrease in payments made to purchase interest rate derivatives, and a reduction to spending related to investments of real estate and building improvements. Net cash provided by (used for) financing activities during the year ended December 31, 2024 decreased by $165.5 million compared to the year ended December 31, 2023. The change was primarily attributable to increases of cash paid to extinguish debt, partially offset by the cash proceeds from the issuance of common stock throughout the year. Non-GAAP Financial Measures FFO and Normalized FFO We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts ("Nareit"). Nareit defines FFO as net income (loss) (calculated in accordance with GAAP), excluding depreciation and amortization related to real estate, gains or losses from the sales of certain real estate assets, gains or losses from change in control, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because we believe that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared period-over-period, captures trends in occupancy rates, rental rates, and operating costs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the Nareit definition as we do, and, accordingly, our calculation of FFO may not be comparable to such other REITs’ calculations of FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. Also, FFO should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. We also believe that the computation of FFO in accordance with Nareit’s definition includes certain items that are not indicative of the results provided by our operating property portfolio and affect the comparability of our period-over-period performance. Accordingly, management believes that Normalized FFO is a more useful performance measure that excludes certain items, including but not limited to, debt extinguishment losses and prepayment penalties, impairment and accelerated amortization of intangible assets and liabilities, property acquisition, development, and other pursuit costs, mark-to-market adjustments for interest rate derivatives not designated as cash flow hedges, amortization of payments made to purchase interest rate caps and swaps designated as cash flow hedges, provision for unrealized non-cash credit losses, amortization of right-of- use assets attributable to finance leases, severance related costs, and other non-comparable items. Other equity REITs may not calculate Normalized FFO in the same manner as we do, and, accordingly, our Normalized FFO may not be comparable to such other REITs' Normalized FFO. 65

The following table sets forth a reconciliation of FFO and Normalized FFO for each of the years ended December 31, 2024, 2023, and 2022 to net income, the most directly comparable GAAP measure:

	Years Ended December 31,		
	2024	2023	2022
	(in thousands, except per share and unit amounts)		
Net income (loss) attributable to common stockholders and OP Unitholders	$ 30,903	$ (4,490)	$ 82,457
Depreciation and amortization, net[(1)]	88,754	95,208	71,971
Gain on operating real estate dispositions, net[(2)]	(21,305)	—	(47,984)
Impairment of real estate assets	1,494	—	201
FFO attributable to common stockholders and OP Unitholders	99,846	90,718	106,645
Acquisition, development, and other pursuit costs	5,531	84	37
Accelerated amortization of intangible assets and liabilities	(5)	(653)	215
Loss on extinguishment of debt	247	—	3,374
Unrealized credit loss provision (release)	156	574	626
Amortization of right-of-use assets - finance leases	1,578	1,349	1,110
Increase (decrease) in fair value of derivatives not designated as cash flow hedges	9,612	14,185	(8,698)
Amortization of interest rate derivatives on designated cash flow hedges	422	4,210	3,849
Severance related costs	1,506	—	—
Normalized FFO available to common stockholders and OP Unitholders	$ 118,893	$ 110,467	$ 107,158
Net income (loss) attributable to common stockholders and OP Unitholders per diluted share and unit	$ 0.33	$ (0.05)	$ 0.93
FFO attributable to common stockholders and OP Unitholders per diluted share and unit	$ 1.08	$ 1.02	$ 1.21
Normalized FFO attributable to common stockholders and OP Unitholders per diluted share and unit	$ 1.29	$ 1.24	$ 1.22
Weighted average common shares and units - diluted	92,326	88,864	88,192

(1) The adjustment for depreciation and amortization excludes amortization of above and below-market ground lease assets. The adjustment for depreciation and amortization for the years ended December 31, 2024, 2023, and 2022 excludes $0.9 million, $0.9 million and $1.0 million, respectively, of depreciation attributable to our partners.

(2) The adjustment for gain on operating real estate dispositions for the year ended December 31, 2023 excludes $0.7 million for the gains on the dispositions of non-operating parcels at the Market at Mill Creek and adjacent to Brooks Crossing Retail. The adjustment for gain on real estate dispositions for the year ended December 31, 2022 excludes $5.4 million for the gain on the sale of The Residences at Annapolis Junction that was allocated to our joint venture partner.

Inflation

Substantially all of our office and retail leases provide for the recovery of increases in real estate taxes and operating expenses. In addition, substantially all of the leases provide for annual rent increases. We believe that inflationary increases may be offset in part by the contractual rent increases and expense escalations previously described. In addition, our multifamily leases generally have lease terms ranging from 7 to 15 months with a majority having 12-month lease terms allowing negotiation of rental rates at term end, which we believe reduces our exposure to the effects of inflation, although an extreme and sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure is SOFR. We use fixed interest rate financing and derivative financial instruments to manage interest rate risk. We do not use derivatives for trading or other speculative purposes.

As of December 31, 2024 and excluding unamortized GAAP adjustments, 93.7% of our outstanding debt is either fixed rate or economically hedged after the effect of interest rate swaps and caps. As of December 31, 2024, SOFR was approximately 4.32%. Assuming no change in the level of our variable-rate debt or derivative instruments, if interest rates were to increase by 100 basis points, our cash flow would decrease by approximately $1.9 million per year. Assuming no change in

66

the level of our variable-rate debt or derivative instruments, if interest rates were reduced by 100 basis points, our cash flow would increase by approximately $1.9 million per year. Item 8. Financial Statements and Supplementary Data. Our consolidated financial statements and supplementary data are included as a separate section of this Annual Report on Form 10-K commencing on page F-1 and are incorporated herein by reference. Item 9. Changes and Disagreements with Accountants on Accounting and Financial Disclosure. None. Item 9A. Controls and Procedures. Disclosure Controls and Procedures We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2024, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure. Management’s Annual Report on Internal Control over Financial Reporting The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the Company’s management concluded that our internal control over financial reporting was effective as of December 31, 2024. Our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere herein. Changes in Internal Control over Financial Reporting There have been no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information. During the three months ended December 31, 2024, none of our directors or officers adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K. 67

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. 68

PART III Item 10. Directors, Executive Officers and Corporate Governance. This information is incorporated by reference from our Proxy Statement with respect to the 2025 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2025. Item 11. Executive Compensation. This information is incorporated by reference from our Proxy Statement with respect to the 2025 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2025. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. This information is incorporated by reference from our Proxy Statement with respect to the 2025 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2025. Item 13. Certain Relationships and Related Transactions, and Director Independence. This information is incorporated by reference from our Proxy Statement with respect to the 2025 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2025. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference from our Proxy Statement with respect to the 2025 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2025. 69

PART IV Item 15. Exhibits and Financial Statement Schedules. The following is a list of documents filed as a part of this report: (1) Financial Statements Included herein at pages F-1 through F-58. (2) Financial Statement Schedules The following financial statement schedule is included herein at pages F-59 through F-62: Schedule III—Consolidated Real Estate Investments and Accumulated Depreciation All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions, are inapplicable, or the related information is included in the footnotes to the applicable financial statements and, therefore, have been omitted. (3) Exhibits The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Index to Exhibits of this report and incorporated by reference herein. Item 16. Form 10-K Summary. None. 70

INDEX TO EXHIBITS 3.1 Articles of Amendment and Restatement of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, filed on June 2, 2014) 3.2 Amended and Restated Bylaws of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed on February 24, 2022) 3.3 Articles Supplementary Designating the Rights and Preferences of the 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 17, 2019) 3.4 Articles Supplementary relating to Section 3-802(c) of the Maryland General Corporation Law (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on February 24, 2020) 3.5 Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated March 6, 2020 (Incorporated by reference to Exhibit 4.10 to the Company’s Form S-3, filed on March 9, 2020) 3.6 Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated July 2, 2020 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on July 6, 2020) 3.7 Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated August 17, 2020 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2020) 4.1 Form of Certificate of Common Stock of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11/A, filed on May 2, 2013) 4.2 Description of Securities of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed on February 25, 2020) 10.1 Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P. (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2013) 10.2† Armada Hoffler Properties, Inc. Amended and Restated 2013 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, filed on June 15, 2017) 10.3† Form of Restricted Stock Award Agreement for Executive Officers (Incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K, filed on February 24, 2020) 10.4†* Indemnification Agreement between Armada Hoffler Properties, Inc. and each of the Directors and Officers listed on Schedule A thereto 10.5†* Armada Hoffler, L.P. Amended and Restated Executive Severance Benefit Plan with the participants listed on Schedule A thereto 10.6 Form of Restricted Stock Award Agreement for Directors (Incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K, filed on February 24, 2020) 10.7 Amendment No. 1, dated as of March 19, 2014, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on May 15, 2014) 10.8 Amendment No. 2, dated as of July 10, 2015, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 16, 2015) 10.9 Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 17, 2019) 10.10 Amendment No. 4, dated as of March 6, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 6, 2020) 10.11 Amendment No. 5, dated as of July 2, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 6, 2020) Exhibit Number Description 71

10.12 Amendment No. 6, dated as of August 17, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on November 6, 2020) 10.13 Second Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 21, 2025) 10.14† Armada Hoffler Properties, Inc. Amended and Restated Short-Term Incentive Program (Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K, filed on February 28, 2019) 10.15 Third Amended and Restated Credit Agreement, dated August 23, 2022, among Armada Hoffler, L.P., as Borrower, Armada Hoffler Properties, Inc., as Parent, Bank of America, N.A., as Administrative Agent, and the other agents and Lenders party thereto (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 6, 2022) 10.16 Second Amended and Restated Guaranty Agreement, dated October 3, 2019, among certain subsidiaries of Armada Hoffler, L.P. named therein for the benefit of the Administrative Agent and the Lenders named in the Second Amended and Restated Credit Agreement (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on October 9, 2019) 10.17 Membership Interest Purchase Agreement, dated December 3, 2021, by and between AHP Acquisitions, LLC, as Purchaser, and Harbor Point Parcel 2 Acquisition LLC, as Seller. (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed on February 24, 2022) 10.18†* Form of Restricted LTIP Unit Award Agreement for Directors 10.19†* Form of Restricted LTIP Unit Award Agreement for Executive Officers 10.20† Form of Time-Based LTIP Unit Award Agreement (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on February 21, 2025) 10.21† Form of Performance LTIP Unit Award Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on February 21, 2025) 10.22† Form of Performance Unit Award Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on February 21, 2025) 10.23† Form of RSU Award Agreement (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on February 21, 2025) 10.24† Separation and General Release Agreement, entered into as of July 23, 2024, between Shelly R. Hampton and Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 24, 2024) 19.1* Insider Trading Policy 21.1* List of Subsidiaries of Armada Hoffler Properties, Inc. 23.1* Consent of Ernst & Young LLP, Independent Public Accounting Firm 31.1* Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32.1** Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 32.2** Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 97.1 Compensation Recoupment Policy (Incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 10-K, filed on February 28, 2024) 101* The following materials from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, were formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 104* Cover page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL. Exhibit Number Description 72

* Filed herewith ** Furnished herewith † Management contract or compensatory plan or arrangement Exhibit Number Description 73

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 27, 2025 ARMADA HOFFLER PROPERTIES, INC. By: /s/ Shawn J. Tibbetts Shawn J. Tibbetts Chief Executive Officer and President Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Louis S. Haddad Executive Chairman and Director February 27, 2025 Louis S. Haddad /s/ Shawn J. Tibbetts Chief Executive Officer, President, and Director February 27, 2025 Shawn J. Tibbetts (principal executive officer) /s/ Matthew T. Barnes-Smith Chief Financial Officer, Treasurer, and Corporate Secretary February 27, 2025 Matthew T. Barnes-Smith (Principal financial officer and principal accounting officer) /s/ Daniel A. Hoffler Chairman Emeritus and Director February 27, 2025 Daniel A. Hoffler /s/ George F. Allen Director February 27, 2025 George F. Allen /s/ James A. Carroll Director February 27, 2025 James A. Carroll /s/ James C. Cherry Director February 27, 2025 James C. Cherry /s/ Eva S. Hardy Director February 27, 2025 Eva S. Hardy /s/ Dennis H. Gartman Director February 27, 2025 Dennis H. Gartman /s/ A. Russell Kirk Director February 27, 2025 A. Russell Kirk /s/ F. Blair Wimbush Director February 27, 2025 F. Blair Wimbush 74

Armada Hoffler Properties, Inc. Form 10-K For the Fiscal Year Ended December 31, 2024 Item 8, Item 15(a)(1) and (2) Index to Financial Statements and Schedule Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) F-2 Report of Independent Registered Public Accounting Firm F-3 Consolidated Balance Sheets as of December 31, 2024 and 2023 F-5 Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023, and 2022 F-6 Consolidated Statements of Equity for the Years Ended December 31, 2024, 2023, and 2022 F-7 Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022 F-9 Notes to Consolidated Financial Statements F-11 Schedule III—Consolidated Real Estate Investments and Accumulated Depreciation F-58 F-1

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of Armada Hoffler Properties, Inc. Opinion on Internal Control over Financial Reporting We have audited Armada Hoffler Properties, Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Armada Hoffler Properties, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 27, 2025 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Richmond, Virginia February 27, 2025 F-2

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of Armada Hoffler Properties, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Armada Hoffler Properties, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and Financial Statement Schedule listed in the Index at Item 15(3) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate. F-3

Allowance for Loan Losses - Notes Receivable Description of the Matter At December 31, 2024, the Company’s notes receivable portfolio totaled $132.6 million, net of allowances of $1.9 million. As discussed in Notes 2 and 7 to the consolidated financial statements, management estimates the allowance for loan losses on outstanding notes receivable based primarily upon relevant historical loan loss data sets, the forecast for macroeconomic conditions, loan-to-value of the underlying project, remaining contractual loan term, and other relevant loan-specific factors. For loans experiencing financial difficulty as of the measurement date, the Company recognizes expected credit losses calculated as the difference between the amortized cost basis of the financial asset and the estimated fair value of the collateral, net of selling costs, which includes an estimation of the projected sales proceeds from the sale of the underlying property. Auditing management’s estimate of the allowance for loan losses was complex and highly judgmental due to the significant estimation required to determine the estimated fair value of the collateral. In particular, the estimated fair value of the collateral was highly sensitive to significant assumptions based on management’s expectations about future real estate market or economic conditions and the projected operating results of the property. How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the allowance for loan losses process. For example, we tested controls over management’s review of the estimated allowance, the significant assumptions, and the data used to calculate the estimated fair value of the collateral. To test the allowance for loan losses, we performed audit procedures that included, among others, assessing methodologies used and testing the significant assumptions and underlying data used by the Company in calculating the estimated fair value of the collateral. We compared the significant assumptions used by management to external evidence, including comparable market capitalization rates or recent market activity of similar property transactions. We tested the projected operating results of properties by comparing inputs and assumptions to executed lease agreements or recent market activity and operating expenses incurred at similar operating properties owned by the Company. We performed sensitivity analyses of significant assumptions to evaluate the changes to the estimated fair value of the collateral that would result from changes in the assumptions. We also assessed the historical accuracy of management’s estimates. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2012. Richmond, Virginia February 27, 2025 F-4

ARMADA HOFFLER PROPERTIES, INC. Consolidated Balance Sheets (In thousands, except par value and share data) DECEMBER 31, 2024 2023 ASSETS Real estate investments: Income producing property $ 2,173,787 $ 2,093,032 Held for development 5,683 11,978 Construction in progress 17,515 102,277 2,196,985 2,207,287 Accumulated depreciation (451,907) (393,169) Net real estate investments 1,745,078 1,814,118 Real estate investments held for sale 4,800 — Cash and cash equivalents 70,642 27,920 Restricted cash 1,581 2,246 Accounts receivable, net 52,860 45,529 Notes receivable, net 132,565 94,172 Construction receivables, including retentions, net 84,624 126,443 Construction contract costs and estimated earnings in excess of billings 6 104 Equity method investments 158,151 142,031 Operating lease right-of-use assets 22,841 23,085 Finance lease right-of-use assets 88,986 90,565 Acquired lease intangible assets 89,739 109,137 Other assets 60,990 87,548 Total Assets $ 2,512,863 $ 2,562,898 LIABILITIES AND EQUITY Indebtedness, net $ 1,295,559 $ 1,396,965 Accounts payable and accrued liabilities 38,840 31,041 Construction payables, including retentions 104,495 128,290 Billings in excess of construction contract costs and estimated earnings 5,871 21,414 Operating lease liabilities 31,365 31,528 Finance lease liabilities 92,646 91,869 Other liabilities 54,418 56,613 Total Liabilities 1,623,194 1,757,720 Stockholders’ equity: Preferred stock, $0.01 par value, 100,000,000 shares authorized: 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, 9,980,000 shares authorized, 6,843,418 shares issued and outstanding as of December 31, 2024 and 2023 171,085 171,085 Common stock, $0.01 par value, 500,000,000 shares authorized; 79,695,938 and 66,793,294 shares issued and outstanding as of December 31, 2024 and 2023, respectively 797 668 Additional paid-in capital 714,640 580,687 Distributions in excess of earnings (218,623) (184,724) Accumulated other comprehensive income 2,737 4,906 Total stockholders’ equity 670,636 572,622 Noncontrolling interests in investment entities 9,180 9,986 Noncontrolling interests in Operating Partnership 209,853 222,570 Total Equity 889,669 805,178 Total Liabilities and Equity $ 2,512,863 $ 2,562,898 See Notes to Consolidated Financial Statements. F-5

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Comprehensive Income
(In thousands, except per share and unit data)

	YEARS ENDED DECEMBER 31,		
	2024	2023	2022
Revenues			
Rental revenues	$ 256,697	$ 238,924	$ 219,294
General contracting and real estate services revenues	433,177	413,131	234,859
Interest income	18,596	15,103	16,978
Total revenues	708,470	667,158	471,131
Expenses			
Rental expenses	62,410	56,419	50,742
Real estate taxes	23,308	22,442	22,057
General contracting and real estate services expenses	419,302	399,713	227,158
Depreciation and amortization	90,962	97,427	74,084
General and administrative expenses	20,225	18,122	15,691
Acquisition, development, and other pursuit costs	5,531	84	37
Impairment charges	1,494	102	416
Total expenses	623,232	594,309	390,185
Gain on real estate dispositions, net	21,305	738	53,466
Operating Income	106,543	73,587	134,412
Interest expense	(78,965)	(57,810)	(39,680)
Loss on extinguishment of debt	(247)	—	(3,374)
Equity in income of unconsolidated real estate entities	245	—	—
Change in fair value of derivatives and other	14,251	(6,242)	8,698
Unrealized credit loss (provision) release	(156)	(574)	(626)
Other (expense) income, net	209	31	378
Income before taxes	41,880	8,992	99,808
Income tax benefit (provision)	614	(1,329)	145
Net income	42,494	7,663	99,953
Net loss (income) attributable to noncontrolling interests:			
Investment entities	(43)	(605)	(5,948)
Operating Partnership	(6,806)	1,229	(19,258)
Net income attributable to Armada Hoffler Properties, Inc.	35,645	8,287	74,747
Preferred stock dividends	(11,548)	(11,548)	(11,548)
Net income (loss) attributable to common stockholders	$ 24,097	$ (3,261)	$ 63,199
Net income (loss) attributable to common stockholders per share (basic and diluted)	$ 0.34	$ (0.05)	$ 0.94
Weighted-average common shares outstanding (basic and diluted)	70,662	67,692	67,576
Comprehensive income:			
Net income	$ 42,494	$ 7,663	$ 99,953
Unrealized cash flow hedge gains	4,322	6,879	20,165
Realized cash flow hedge gains reclassified to net income	(7,289)	(20,047)	(800)
Comprehensive income (loss)	39,527	(5,505)	119,318
Comprehensive loss (income) attributable to noncontrolling interests:			
Investment entities	(3)	(322)	(6,103)
Operating Partnership	(6,047)	4,341	(23,755)
Comprehensive income (loss) attributable to Armada Hoffler Properties, Inc.	$ 33,477	$ (1,486)	$ 89,460

See Notes to Consolidated Financial Statements.

F-6

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Equity
(In thousands, except share data)

	Preferred stock	Common stock	Additional paid-in capital	Distributions in excess of earnings	Accumulated other comprehensive loss	Total stockholders' equity	Noncontrolling interests in investment entities	Noncontrolling interests in Operating Partnership	Total equity
Balance, January 1, 2022	$ 171,085	$ 630	$ 525,030	$ (141,360)	$ (33)	$ 555,352	$ 629	$ 223,842	$ 779,823
Net income	—	—	—	74,747	—	74,747	5,948	19,258	99,953
Unrealized cash flow hedge gains	—	—	—	—	15,333	15,333	148	4,684	20,165
Realized cash flow hedge (gains) losses reclassified to net income	—	—	—	1	(621)	(620)	7	(187)	(800)
Net preeds from issuance of common stock	—	45	65,114	—	—	65,159	—	—	65,159
Restricted stock awards, net	—	2	3,027	—	—	3,029	—	—	3,029
Noncontrolling interest in acquired real estate entity	—	—	—	—	—	—	23,065	—	23,065
Acquisition of noncontrolling interest in real estate entity	—	—	(5,401)	—	—	(5,401)	—	—	(5,401)
Redemption of operating partnership units	—	—	114	—	—	114	—	(244)	(130)
Distributions to noncontrolling interests	—	—	—	—	—	—	(5,742)	—	(5,742)
Dividends declared on preferred stock	—	—	—	(11,548)	—	(11,548)	—	—	(11,548)
Dividends and distributions declared on common shares and units	—	—	—	(48,715)	—	(48,715)	—	(14,844)	(63,559)
Balance, December 31, 2022	171,085	677	587,884	(126,875)	14,679	647,450	24,055	232,509	904,014
Net income (loss)	—	—	—	8,287	—	8,287	605	(1,229)	7,663
Unrealized cash flow hedge gains	—	—	—	—	5,026	5,026	315	1,538	6,879
Realized cash flow hedge gains reclassified to net income	—	—	—	—	(14,799)	(14,799)	(598)	(4,650)	(20,047)
Net costs from issuance of common stock	—	—	(208)	—	—	(208)	—	—	(208)
Retirement of common stock	—	(12)	(10,458)	(2,158)	—	(12,628)	—	—	(12,628)
Restricted stock awards, net	—	3	2,955	—	—	2,958	—	—	2,958
Issuance of operating partnership units for acquisitions	—	—	—	—	—	—	—	12,194	12,194
Acquisition of noncontrolling interest in real estate entity	—	—	—	—	—	—	(12,834)	—	(12,834)
Redemption of operating partnership units	—	—	514	—	—	514	—	(1,219)	(705)
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,557)	—	(1,557)
Dividends declared on preferred stock	—	—	—	(11,548)	—	(11,548)	—	—	(11,548)
Dividends and distributions declared on common shares and units	—	—	—	(52,430)	—	(52,430)	—	(16,573)	(69,003)
Balance, December 31, 2023	171,085	668	580,687	(184,724)	4,906	572,622	9,986	222,570	805,178
Net income (loss)	—	—	—	35,645	—	35,645	43	6,806	42,494
Unrealized cash flow hedge (losses) gains	—	—	—	—	3,322	3,322	29	971	4,322
Realized cash flow hedge gains reclassified to net income	—	—	—	—	(5,491)	(5,491)	(68)	(1,730)	(7,289)
Net proceeds from issuance of common stock	—	126	129,295	—	—	129,421	—	—	129,421
Restricted stock awards, net	—	2	3,892	—	—	3,894	—	—	3,894

F-7

Redemption of operating partnership units	—	1	766	—	—	767	—	(972)	(205)
Distributions to noncontrolling interests	—	—	—	—	—	—	(810)	—	(810)
Dividends declared on preferred stock	—	—	—	(11,548)	—	(11,548)	—	—	(11,548)
Dividends and distributions declared on common shares and units per share and unit	—	—	—	(57,996)	—	(57,996)	—	(17,792)	(75,788)
Balance, December 31, 2024	$ 171,085	$ 797	$ 714,640	$ (218,623)	$ 2,737	$ 670,636	$ 9,180	$ 209,853	$ 889,669

See Notes to Consolidated Financial Statements.

F-8

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Cash Flows
(In thousands)

	YEARS ENDED DECEMBER 31,		
	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 42,494	$ 7,663	$ 99,953
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	68,282	63,462	54,548
Amortization of leasing costs, in-place lease intangibles and below market ground rents - operating leases	22,680	33,965	19,536
Accrued straight-line rental revenue	(8,254)	(6,272)	(6,178)
Amortization of leasing incentives and above or below-market rents	(1,646)	(2,190)	(1,070)
Accrued straight-line ground rent expense	28	64	119
Unrealized credit loss provision	156	574	626
Adjustment for uncollectible lease accounts	2,020	4,013	515
Noncash acquisition, development, and other pursuit costs	5,528	—	—
Noncash stock compensation	5,098	3,677	3,273
Impairment charges	1,494	102	416
Noncash interest expense	3,726	7,106	6,828
Noncash loss on extinguishment of debt	247	—	3,374
Gain on real estate dispositions, net	(21,305)	(738)	(53,466)
Change in fair value of derivatives and other	9,612	14,185	(8,698)
Adjustment for receipts on off-market interest rate derivatives	(22,829)	(7,947)	—
Equity in income of unconsolidated real estate entities	(245)	—	—
Changes in operating assets and liabilities:			
Property assets	(11,036)	(5,794)	(12,029)
Property liabilities	7,420	12,092	2,960
Construction assets	53,659	(59,226)	(60,756)
Construction liabilities	(33,463)	42,487	71,642
Interest receivable	(11,646)	(13,909)	(4,735)
Net cash provided by operating activities	112,020	93,314	116,858
INVESTING ACTIVITIES			
Development of real estate investments	(29,831)	(58,793)	(76,182)
Tenant and building improvements	(30,355)	(24,650)	(17,085)
Acquisitions of real estate investments, net of cash received	—	(8,394)	(119,739)
Dispositions of real estate investments, net of selling costs	58,593	246	252,270
Notes receivable issuances	(47,721)	(48,184)	(37,791)
Notes receivable paydowns	20,594	—	35,848
Payments to purchase off-market interest rate derivatives	—	(31,311)	—
Receipts on off-market interest rate derivatives	22,829	7,947	—
Leasing costs	(4,935)	(4,059)	(7,640)
Leasing incentives	—	(20)	(51)
Contributions to equity method investments	(15,875)	(70,048)	(62,872)
Net cash used for investing activities	(26,701)	(237,266)	(33,242)
FINANCING ACTIVITIES			
Proceeds (costs) from issuance of common stock, net of issuance cost	129,421	(208)	65,159
Common shares tendered for tax withholding	(1,566)	(1,111)	(774)
Repurchase and retirement of common stock, net	—	(12,628)	—
Debt issuances, credit facility, and construction loan borrowings	269,469	402,568	678,574
Debt and credit facility repayments, including principal amortization	(257,575)	(180,869)	(723,739)
Debt issuance costs	(2,221)	(2,839)	(8,316)
Cash paid on extinguishment of debt	(95,881)	—	—
Acquisition of NCI in consolidated RE investments	—	—	(4,651)
Redemption of operating partnership units	(205)	(705)	(130)
Distributions to noncontrolling interests	(810)	(1,557)	(5,756)
Contributions from noncontrolling interests	—	—	14
Dividends and distributions	(83,894)	(80,398)	(72,575)
Net cash (used for) provided by financing activities	(43,262)	122,253	(72,194)
Net increase (decrease) in cash, cash equivalents, and restricted cash	42,057	(21,699)	11,422
Cash, cash equivalents, and restricted cash, beginning of period	30,166	51,865	40,443
Cash, cash equivalents, and restricted cash, end of period	$ 72,223	$ 30,166	$ 51,865

F-9

ARMADA HOFFLER PROPERTIES, INC. Consolidated Statements of Cash Flows (Continued) (In thousands) YEARS ENDED DECEMBER 31, 2024 2023 2022 Supplemental Disclosures (noncash transactions): Cash paid for interest $ 71,629 $ 44,920 $ 29,878 Cash refunded (paid) for income taxes (1,145) 33 (1) Increase in dividends and distributions payable 3,442 153 2,532 Note payable issued in acquisition of noncontrolling interest in real estate investment — — 750 Decrease in accrued capital improvements and development costs (115) (4,825) 110 Issuance of operating partnership units for acquisitions — 12,194 — Operating Partnership units redeemed for common shares 767 514 132 Debt assumed at fair value in conjunction with real estate purchases — 105,584 156,071 Note receivable redeemed in conjunction with real estate purchase — 90,232 — Equity method investment redeemed for real estate acquisition — — 3,772 Acquisitions of noncontrolling interests — 12,834 — Noncontrolling interest in acquired real estate entity — — 23,065 Other liability satisfied in connection with a real estate disposal — 750 — Recognition of operating lease right-of-use assets — — 110 Recognition of operating lease liabilities — — 110 Recognition of finance lease right-of-use assets — 47,742 — Recognition of finance lease liabilities — 46,616 — Adjustment to finance lease ROU assets — 1,705 — Adjustment to finance lease liabilities — 1,705 — (1) The following table sets forth the items from the Company's consolidated balance sheets that are included in cash, cash equivalents, and restricted cash in the consolidated statements of cash flows: As of December 31, 2024 2023 Cash and cash equivalents $ 70,642 $ 27,920 Restricted cash (a) 1,581 2,246 Cash, cash equivalents, and restricted cash $ 72,223 $ 30,166 (a) Restricted cash represents amounts held by lenders for real estate taxes, insurance, and reserves for capital improvements. See Notes to Consolidated Financial Statements. F-10

ARMADA HOFFLER PROPERTIES, INC.
Notes to Consolidated Financial Statements

1. *Business and Organization*

Armada Hoffler Properties, Inc. (the "Company") is a vertically integrated, self-managed real estate investment trust ("REIT") with over four decades of experience developing, building, acquiring, and managing high-quality retail, office, and multifamily properties located primarily in the Mid-Atlantic and Southeastern United States. The Company also provides general construction and development services to third-party clients, in addition to developing and building properties to be placed in its stabilized portfolio.

The Company is the sole general partner of Armada Hoffler, L.P. (the "Operating Partnership"), and as of December 31, 2024, owned 78.6% of the economic interest in the Operating Partnership, of which 0.1% is held as general partnership units. The operations of the Company are carried on primarily through the Operating Partnership and the wholly-owned subsidiaries thereof. Both the Company and the Operating Partnership were formed on October 12, 2012 and commenced operations upon completion of the underwritten initial public offering of shares of the Company's common stock (the "IPO") and certain related formation transactions on May 13, 2013.

As of December 31, 2024, the Company's operating portfolio consisted of the following properties:

Property	Location	Ownership Interest
Retail		
Town Center of Virginia Beach		
249 Central Park Retail*	Virginia Beach, Virginia	100 %
4525 Main Street Retail* (1)	Virginia Beach, Virginia	100 %
4621 Columbus Retail* (2)	Virginia Beach, Virginia	100 %
Columbus Village*	Virginia Beach, Virginia	100 %
Commerce Street Retail*	Virginia Beach, Virginia	100 %
Fountain Plaza Retail*	Virginia Beach, Virginia	100 %
Pembroke Square*	Virginia Beach, Virginia	100 %
Premier Retail*	Virginia Beach, Virginia	100 %
South Retail*	Virginia Beach, Virginia	100 %
Studio 56 Retail*	Virginia Beach, Virginia	100 %
The Cosmopolitan Retail* (3)	Virginia Beach, Virginia	100 %
Two Columbus Retail* (1)	Virginia Beach, Virginia	100 %
West Retail* (1)	Virginia Beach, Virginia	100 %
Harbor Point - Baltimore Waterfront		
Constellation Retail* (1)	Baltimore, Maryland	90 %
Point Street Retail* (3)	Baltimore, Maryland	100 %
Grocery Anchored		
Broad Creek Shopping Center	Norfolk, Virginia	100 %
Broadmoor Plaza	South Bend, Indiana	100 %
Brooks Crossing Retail*	Newport News, Virginia	65 % (4)
Delray Beach Plaza*	Delray Beach, Florida	100 %
Greenbrier Square	Chesapeake, Virginia	100 %
Greentree Shopping Center	Chesapeake, Virginia	100 %
Hanbury Village	Chesapeake, Virginia	100 %
Lexington Square	Lexington, South Carolina	100 %
North Pointe Center	Durham, North Carolina	100 %
Parkway Centre	Moultrie, Georgia	100 %
Parkway Marketplace	Virginia Beach, Virginia	100 %

F-11

Property	Location	Ownership Interest
Perry Hall Marketplace	Perry Hall, Maryland	100 %
Sandbridge Commons	Virginia Beach, Virginia	100 %
Tyre Neck Harris Teeter	Portsmouth, Virginia	100 %
Southeast Sunbelt		
Chronicle Mill Retail* [(3)]	Belmont, North Carolina	85 % [(4)]
North Hampton Market	Taylors, South Carolina	100 %
One City Center Retail* [(1)]	Durham, North Carolina	100 %
Overlook Village	Asheville, North Carolina	100 %
Patterson Place	Durham, North Carolina	100 %
Providence Plaza Retail*	Charlotte, North Carolina	100 %
South Square	Durham, North Carolina	100 %
The Interlock Retail*	Atlanta, Georgia	100 %
Wendover Village	Greensboro, North Carolina	100 %
Mid-Atlantic		
Dimmock Square	Colonial Heights, Virginia	100 %
Harrisonburg Regal	Harrisonburg, Virginia	100 %
Liberty Retail* [(3)]	Newport News, Virginia	100 %
Marketplace at Hilltop	Virginia Beach, Virginia	100 %
Red Mill Commons	Virginia Beach, Virginia	100 %
Southgate Square	Colonial Heights, Virginia	100 %
Southshore Shops	Chesterfield, Virginia	100 %
The Edison Retail* [(3)]	Richmond, Virginia	100 %
Office		
Town Center of Virginia Beach		
249 Central Park Office* [(5)]	Virginia Beach, Virginia	100 %
4525 Main Street Office*	Virginia Beach, Virginia	100 %
4605 Columbus Office* [(5)]	Virginia Beach, Virginia	100 %
Armada Hoffler Tower*	Virginia Beach, Virginia	100 %
One Columbus*	Virginia Beach, Virginia	100 %
Two Columbus Office*	Virginia Beach, Virginia	100 %
Harbor Point - Baltimore Waterfront		
Constellation Office*	Baltimore, Maryland	90 %
Thames Street Wharf*	Baltimore, Maryland	100 %
Wills Wharf*	Baltimore, Maryland	100 %
Southeast Sunbelt		
Chronicle Mill Office* [(3)]	Belmont, North Carolina	85 % [(4)]
One City Center Office*	Durham, North Carolina	100 %
Providence Plaza Office* [(5)]	Charlotte, North Carolina	100 %
The Interlock Office*	Atlanta, Georgia	100 %
Mid-Atlantic		
Brooks Crossing Office* [(5)]	Newport News, Virginia	100 %
Multifamily		
Town Center of Virginia Beach		
Encore Apartments*	Virginia Beach, Virginia	100 %
Premier Apartments*	Virginia Beach, Virginia	100 %

F-12

Property	Location	Ownership Interest
The Cosmopolitan*	Virginia Beach, Virginia	100 %
Harbor Point - Baltimore Waterfront		
1305 Dock Street*	Baltimore, Maryland	90 %
1405 Point*	Baltimore, Maryland	100 %
Southeast Sunbelt		
Chronicle Mill Apartments*	Belmont, North Carolina	85 % (4)
Greenside Apartments	Charlotte, North Carolina	100 %
The Everly*	Gainesville, Georgia	100 %
Mid-Atlantic		
Liberty Apartments*	Newport News, Virginia	100 %
Smith's Landing	Blacksburg, Virginia	100 %
The Edison*	Richmond, Virginia	100 %

*Mixed-use asset or located in a mixed-use development.
(1) Formerly reported in the office real estate segment. Refer to Note 3 for further information.
(2) Formerly known as Apex Entertainment.
(3) Formerly reported in the multifamily real estate segment. Refer to Note 3 for further information.
(4) We are entitled to a preferred return on our investment in this property.
(5) Formerly reported in the retail real estate segment. Refer to Note 3 for further information.

As of December 31, 2024, the following properties were under development, under redevelopment or unstabilized:

Development, Not Stabilized	Segment	Location	AHH Ownership
Southern Post Retail	Retail*	Roswell, Georgia	100%
Southern Post Office	Office*	Roswell, Georgia	100%
Chandler Residences	Multifamily*	Roswell, Georgia	100%

Redevelopment	Segment	Location	AHH Ownership
Columbus Village II	Retail*	Virginia Beach, Virginia	100 %

*Mixed-use asset or located in a mixed-use development.

2. *Significant Accounting Policies*

Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The consolidated financial statements include the financial position and results of operations of the Company and its subsidiaries. The Company’s subsidiaries include the Operating Partnership and the subsidiaries that are, directly or indirectly, wholly owned or in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity ("VIE") in accordance with the consolidation guidance of the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC"). All significant intercompany transactions and balances have been eliminated in consolidation.

F-13

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed. Such estimates are based on management’s historical experience and best judgment after considering past, current, and expected events and economic conditions. Actual results could differ significantly from management’s estimates. Segments In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available and are regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. Segment information is prepared on the same basis that the CODM reviews information for operational decision-making purposes. The CODM evaluates the performance of each of the Company’s properties and real estate ventures individually and aggregates such properties into segments based on their economic characteristics and classes of tenants. The Company operates in five business segments: (i) retail real estate, (ii) office real estate, (iii) multifamily real estate, (iv) general contracting and real estate services, and (v) real estate financing. The Company’s general contracting and real estate services business develops and builds properties for its own account and also provides construction and development services to both related and third parties. The Company's real estate financing segment includes the Company's real estate financing loans and preferred equity investments on development projects. The Company's CODM has been identified to collectively include the Company's Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer for the years ending December 31, 2024, 2023, and 2022. Reclassifications Certain items have been reclassified from their prior year classifications to conform to the current year presentation. Effective for the year ended December 31, 2023 and future years, the Company changed the presentation of its consolidated statements of comprehensive income. For the year ended December 31, 2022, the Company reclassified interest income of $17.0 million from non-operating income to operating income. As a result, total revenues and operating income increased by $17.0 million compared to the previous reporting. These reclassifications had no effect on net income or stockholder's equity as previously reported. Refer to Note 3 for additional information. For the years ended December 31, 2023 and 2022, the Company reclassified amortization of right-of-use assets - finance leases of $1.3 million and $1.1 million, respectively, from its separate financial statement line item to be included within depreciation and amortization. As a result, depreciation and amortization for the years then ended increased similarly, compared to previous reporting. These reclassifications had no effect on net income or stockholder's equity as previously reported. Revenue Recognition Rental Revenues The Company leases its properties under operating leases and recognizes base rents when earned on a straight-line basis over the lease term. Rental revenues include $8.3 million, $6.4 million and $6.2 million of straight-line rent adjustments for the years ended December 31, 2024, 2023, and 2022, respectively. The Company begins recognizing rental revenue when the tenant has the right to take possession of or controls the physical use of the property under lease. The extended collection period for accrued straight-line rental revenue along with the Company’s evaluation of tenant credit risk may result in the nonrecognition of all or a portion of straight-line rental revenue until the collection of substantially all such revenue for a tenant is probable. The Company recognizes contingent rental revenue (e.g., percentage rents based on tenant sales thresholds) when the sales thresholds are met. The Company recognizes leasing incentives as reductions to rental revenue on a straight-line basis over the lease term. Leasing incentive amortization was $0.4 million, $0.6 million, and $0.7 million for the years ended December 31, 2024, 2023, and 2022. The Company recognizes fair value adjustments recorded at the time of lease assumption in rental income on a straight-line basis as a reduction to revenue over the remaining life of the lease or any renewal periods for which the Company determines have value at the time of acquisition. The Company recognizes cost reimbursement revenue for real estate taxes, operating expenses, and common area maintenance costs on an accrual basis during the periods in which the expenses are incurred. The Company recognizes lease termination fees either upon termination or amortizes them over any remaining lease term. F-14

General Contracting and Real Estate Services Revenues The Company recognizes general contracting revenues as a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. For each construction contract, the Company identifies the performance obligations, which typically include the delivery of a single building constructed according to the specifications of the contract. The Company estimates the total transaction price, which generally includes a fixed contract price and may also include variable components such as early completion bonuses, liquidated damages, or cost savings to be shared with the customer. Variable components of the contract price are included in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur. The Company recognizes the estimated transaction price as revenue as it satisfies its performance obligations; the Company estimates its progress in satisfying performance obligations for each contract using the input method, based on the proportion of incurred costs relative to total estimated construction costs at completion. Construction contract costs include all direct material, direct labor, subcontract costs, and overhead costs directly related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, are all significant judgments that may result in revisions to costs and income and are recognized in the period in which they are determined. Additionally, the estimated costs at completion are affected by management’s forecasts of anticipated costs to be incurred and contingency reserves for exposures related to unknown costs, such as design deficiencies and subcontractor defaults. The estimated variable consideration is also affected by claims and unapproved change orders, which may result from changes in the scope of the contract. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined. The Company defers pre-contract costs when such costs are directly associated with specific anticipated contracts and their recovery is probable. The Company recognizes real estate services revenues from property development and management as it satisfies its performance obligations under these service arrangements. The Company assesses whether multiple contracts with a single counterparty may be combined into a single contract for the revenue recognition purposes based on factors such as the timing of the negotiation and execution of the contracts and whether the economic substance of the contracts was contemplated separately or in tandem. Interest Income Interest income on notes receivable is accrued based on the contractual terms of the loans and when it is deemed collectible. Many loans provide for accrual of interest and fees that will not be paid until maturity of the loan. Interest is recognized on these loans at the accrual rate subject to the determination that accrued interest and fees are ultimately collectible, based on the underlying collateral and the status of development activities, as applicable. If this determination cannot be made, recognition of interest income may be fully or partially deferred until it is ultimately paid. Interest income is also accrued as earned on interest-bearing deposits. Real Estate Investments Income producing property primarily includes land, buildings, and tenant improvements and is stated at cost. Real estate investments held for development include land. The Company reclassifies real estate investments held for development to construction in progress upon commencement of construction. Construction in progress is stated at cost. Direct and certain indirect costs clearly associated with the development, redevelopment, construction, leasing, or expansion of real estate assets are capitalized as a cost of the property. Repairs and maintenance costs are expensed as incurred. The Company capitalizes direct and indirect project costs associated with the initial development of a property until the property is substantially complete and ready for its intended use. Capitalized project costs include pre-acquisition, development, and preconstruction costs including overhead, salaries, and related costs of personnel directly involved, real estate taxes, insurance, utilities, ground rent, and interest. Interest is also capitalized in relation to the Company's equity method investments for development projects. Interest capitalized during the years ended December 31, 2024, 2023, and 2022 was $13.7 million, $8.3 million, and $4.0 million, respectively. F-15

The Company capitalizes predevelopment costs directly identifiable with specific properties when the development of such properties is probable. Capitalized predevelopment costs are presented within other assets in the consolidated balance sheets. Land for which development activities have not yet commenced are presented separately as land held for development in the consolidated balance sheets. Capitalized predevelopment costs as of December 31, 2024 and 2023, were $1.7 million, and $7.8 million, respectively. Costs attributable to unsuccessful projects are expensed. Income producing property is depreciated on a straight-line basis over the following estimated useful lives: Buildings 39 years Capital improvements 5 — 20 years Equipment 3—7 years Tenant improvements Term of the related lease (or estimated useful life, if shorter) Operating Property Acquisitions Acquisitions of operating properties have been and will generally be accounted for as acquisitions of a group of assets, with costs incurred to effect an acquisition, including title, legal, accounting, brokerage commissions, and other related costs, being capitalized as part of the cost of the assets acquired. In connection with such acquisitions, the Company identifies and recognizes all assets acquired and liabilities assumed at their relative fair values as of the acquisition date. The purchase price allocations to tangible assets, such as land, site improvements, and buildings and improvements are presented within income producing property in the consolidated balance sheets and depreciated over their estimated useful lives. Acquired lease intangible assets are presented as a separate component of assets on the consolidated balance sheets. Acquired lease intangible liabilities are presented within other liabilities in the consolidated balance sheets. The Company amortizes in-place lease assets as depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. The Company amortizes above-market lease assets as reductions to rental revenues on a straight-line basis over the remaining term of the related leases. The Company amortizes below-market lease liabilities as increases to rental revenues on a straight-line basis over the remaining term of the related leases. The Company amortizes below-market ground lease assets as increases to depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. Conversely, the Company amortizes above-market ground lease assets as decreases to depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. The Company values land based on a market approach, looking to recent sales of similar properties, adjusting for differences due to location, the state of entitlement, as well as the shape and size of the parcel. Improvements to land are valued using a replacement cost approach. The approach applies industry standard replacement costs adjusted for geographic specific considerations and reduced by estimated depreciation. The value of buildings acquired is estimated using the replacement cost approach, assuming the buildings were vacant at acquisition. The replacement cost approach considers the composition of the structures acquired, adjusted for an estimate of depreciation. The estimate of depreciation is made considering industry standard information and depreciation curves for the identified asset classes. The value of acquired lease intangibles considers the estimated cost of leasing the properties as if the acquired buildings were vacant, as well as the value of the current leases relative to market-rate leases. The in-place lease value is determined using an estimated total lease-up time and lost rental revenues during such time. The value of current leases relative to market-rate leases is based on market rents obtained for comparable leases. Given the significance of unobservable inputs used in the valuation of acquired real estate assets, the Company classifies them as Level 3 inputs in the fair value hierarchy. The Company values debt assumed in connection with operating property acquisitions based on a discounted cash flow analysis of the expected cash flows of the debt. Such analysis considers the contractual terms of the debt, including the period to maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs in the fair value hierarchy. Real Estate Sales The Company accounts for the sale of real estate assets and any related gain in accordance with the accounting guidance applicable to sales of real estate, which establishes standards for recognition of profit on all real estate sales F-16 transactions other than retail land sales. The Company recognizes the sale and associated gain or loss once it transfers control of the real estate asset and the Company does not have significant continuing involvement. Real Estate Investments Held for Sale Real estate assets classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is classified as held for sale, it is no longer depreciated. A property is classified as held for sale when: (i) senior management commits to a plan to sell the property, (ii) the property is available for immediate sale in its present condition, subject only to conditions usual and customary for such sales, (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated, (iv) the sale is expected to be completed within one year, (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As of December 31, 2024, an undeveloped land parcel located in Charlotte, North Carolina was classified as held for sale with disposal expected to be completed in 2025. As of December 31, 2023, no properties were classified as held for sale. Impairment of Long-Lived Assets The Company evaluates its real estate assets for impairment on a property-by-property basis whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, the Company compares the carrying amount of any such real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. If the carrying amount of a real estate asset exceeds the associated estimate of undiscounted expected future cash flows, an impairment loss is recognized to reduce the real estate asset’s carrying value to its fair value. The impairment charges recognized during the year ended December 31, 2024 relate to an undeveloped land parcel in predevelopment located in Charlotte, North Carolina. The impairment charges recognized during the years ended December 31, 2023 and 2022 represent unamortized leasing or acquired intangible assets related to vacated tenants. Refer to Note 5 for more information. Equity Method Investments The Company owns investments in partnerships in which it has significant influence, but its ownership interest does not meet the criteria for consolidation in accordance with GAAP. Therefore, the Company accounts for these investments using the equity method of accounting. Under the equity method of accounting, the investment is carried at the cost of assets contributed, plus the Company's equity in earnings less distributions received and the Company's share of losses. The Company evaluates its equity method investments for impairments and records a loss if the carrying value is greater than the fair value of the investment and the impairment is other-than-temporary. No other-than-temporary impairment charges were recorded in relation to the Company's equity method investments for the years ended December 31, 2024, 2023, and 2022. Cash and Cash Equivalents Cash and cash equivalents include demand deposits, investments in money market funds, and investments with an original maturity of three months or less. Restricted Cash Restricted cash represents amounts held by lenders for real estate taxes, insurance, and reserves for capital improvements. Accounts Receivable, Net Accounts receivable include amounts from tenants for base rents, contingent rents, and cost reimbursements as well as accrued straight-line rental revenue. As of December 31, 2024 and 2023, accrued straight-line rental revenue presented within accounts receivable in the consolidated balance sheets was $39.0 million and $33.6 million, respectively. F-17

The Company’s evaluation of the collectability of accounts receivable and the adequacy of the allowance for doubtful accounts is based primarily upon evaluations of individual accounts receivable, current economic conditions, historical experience, and other relevant factors. The Company establishes a reserve for any receivable associated with a tenant when collection of substantially all operating lease payments for a tenant is not probable. As of December 31, 2024 and 2023, the allowance for doubtful accounts was $2.3 million and $1.8 million, respectively. The Company reflects these amounts as a component of rental income on the consolidated statements of comprehensive income. Notes Receivable and Allowance for Loan Losses Notes receivable primarily represent financing to third parties in the form of mezzanine loans or preferred equity investments for the development of new real estate. The Company's loans are typically made to borrowers who have little or no equity in the underlying development projects. Real estate financing investments are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. The loans generally have junior liens on the respective real estate projects. The Company’s allowance for loan losses on notes receivable is evaluated using risk ratings that correspond to probabilities of default and loss given default. Risk ratings are determined for each loan after consideration of progress of development activities, including leasing activities, projected development costs, and current and projected mezzanine and senior loan balances. The Company's risk ratings are as follows: • Pass: loans in this category are adequately collateralized by a development project with conditions materially consistent with the Company's underwriting assumptions. • Special Mention: loans in this category show signs that the economic performance of the project may suffer as a result of slower-than-expected leasing activity or an extended development or marketing timeline. Loans in this category warrant increased monitoring by management. • Substandard: loans in this category may not be fully collected by the Company unless remediation actions are taken. Remediation actions may include obtaining additional collateral or assisting the borrower with asset management activities to prepare the project for sale. The Company will also consider placing the loan on nonaccrual status if it does not believe that additional interest accruals will ultimately be collected. At the end of each reporting period, the Company measures expected credit losses to be incurred over the remaining contractual term based on the risk rating of each loan. If a loan is rated as substandard, the Company then estimates expected credit losses as the difference between the amortized cost basis of the outstanding loan and the estimated projected sales proceeds of the underlying collateral. Changes to the allowance for loan losses resulting from quarterly evaluations are recorded through provision for unrealized credit losses on the consolidated statements of comprehensive income. The Company's loans typically include commitments to fund incremental proceeds to the borrowers over the life of the loan, which future funding commitments are also subject to the current expected credit losses ("CECL") model. The CECL provision related to future loan fundings is recorded as a component of Other Liabilities on the Company's consolidated balance sheet. This provision is estimated using the same process outlined above for the Company's outstanding loan balances, and changes in this component of the provision will similarly impact the Company's consolidated net income. For both the funded and unfunded portions of the Company's loans, the Company consider the risk rating of each loan as the primary credit quality indicator underlying its assessment. The Company places loans on nonaccrual status when the loan balance, together with the balance of any senior loans, approximately equals the estimated realizable value of the underlying development project. Guarantees The Company measures and records a liability for the fair value of its guarantees on a nonrecurring basis upon issuance using Level 3 internally-developed inputs. These guarantees typically relate to payments that could be required of the Company to senior lenders on its real estate financing investments. The Company bases its estimated fair value on the market approach, which compares the guarantee terms and credit characteristics of the underlying development project to other projects for which guarantee pricing terms are available. The offsetting entry for the guarantee liability is a premium on the related loan receivable. The liability is amortized on a straight-line basis over the remaining term of the loan. On a quarterly basis, the Company assesses the likelihood of a contingent liability in F-18 connection with these guarantees and will record an additional guarantee liability if the unamortized guarantee liability is insufficient. Leasing Costs Commissions paid by the Company to third parties to originate a lease are deferred and amortized as depreciation and amortization expense on a straight-line basis over the term of the related lease. Leasing costs are presented within other assets in the consolidated balance sheets. Leasing Incentives Incentives paid by the Company to tenants are deferred and amortized as reductions to rental revenues on a straight- line basis over the term of the related lease. Leasing incentives are presented within other assets in the consolidated balance sheets. Debt Issuance Costs Financing costs are deferred and amortized as interest expense using the effective interest method over the term of the related debt. Debt issuance costs are presented as a direct deduction from the carrying value of the associated debt liability in the consolidated balance sheets. The amortization of debt issuance costs as interest expense is also subject to capitalization when those costs are associated with a development property, including equity method investments for development projects. Derivative Financial Instruments The Company may enter into interest rate derivatives to manage exposure to interest rate risks. The Company does not use derivative financial instruments for trading or speculative purposes. The Company recognizes derivative financial instruments at fair value and presents them within other assets and liabilities in the consolidated balance sheets. Gains and losses from derivatives that are neither designated nor qualify as hedging instruments are recognized within the change in fair value of derivatives and other caption in the consolidated statements of comprehensive income. For derivatives that qualify as cash flow hedges, the gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the periods during which the hedged forecasted transaction affects earnings. For interest rate caps that qualify as cash flow hedges, the premium paid by the Company at inception represents the time value of the instrument and is excluded from the hedge effectiveness assessment. The excluded component is amortized over the life of the derivative instrument and presented within interest expense in the consolidated statements of comprehensive income. The Company recognized amortization of interest rate cap premiums of $0.4 million, $3.2 million and $3.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. Cash flows for derivative financial instruments are classified as cash flows from operating activities within the consolidated statements of cash flows, unless there is an other-than-insignificant financing element present at inception of the derivative financial instrument. For derivatives with an other-than-insignificant financing element at inception due to off-market terms, cash flows are classified as cash flows from investing or financing activities within the consolidated statements of cash flows depending on the derivative's off-market nature at inception. Stock-Based Compensation The Company may issue share-based awards as compensation to officers, employees, non-employee members of the board of directors, and other eligible persons under the Company's Amended and Restated 2013 Equity Incentive Plan, as amended (the "Equity Plan"). The vesting of the awards issued to the officers and employees is based on either the continued service or employment (time-based), or the absolute and relative total shareholder returns of the Company and continued employment (market-based), as determined by the board of directors at the date of grant. The vesting of the awards issued to non-employee directors is based on continued service (time-based). For time-based awards, the Company recognizes compensation expense for the unvested awards using the accelerated attribution method over the vesting period based upon the fair market value of the shares on the date of grant. For performance-based awards, the Company recognizes compensation expense over the requisite service period for each award, based on the fair market value of the shares on the date of grant, as determined using a Monte Carlo simulation. The effect of forfeitures of awards is recorded as they occur. F-19

Non-employee directors may also elect to receive unrestricted shares under the 2013 Plan as compensation that would otherwise be paid in cash for their services. The shares issued to the non-employee directors in lieu of cash compensation are unrestricted and include no vesting conditions. The Company recognized compensation expense for the unrestricted shares issued in lieu of cash compensation based upon the fair market value of the shares on the date of issuance. Compensation cost associated with the vesting of share-based awards is presented within either general and administrative expenses or general contracting and real estate services expenses in the consolidated statements of comprehensive income. Stock-based compensation for personnel directly involved in the construction and development of a property is capitalized. Income Taxes The Company has elected to be taxed as a REIT for U.S. federal income tax purposes. For continued qualification as a REIT for federal income tax purposes, the Company must meet certain organizational and operational requirements, including a requirement to pay distributions to stockholders of at least 90% of annual taxable income, excluding net capital gains. As a REIT, the Company generally is not subject to income tax on net income distributed as dividends to stockholders. The Company is subject to state and local income taxes in some jurisdictions and, in certain circumstances, may also be subject to federal excise taxes on undistributed income. In addition, certain of the Company’s activities must be conducted by subsidiaries that have elected to be treated as a taxable REIT subsidiary ("TRS") subject to both federal and state income taxes. The Operating Partnership conducts its development and construction businesses through a TRS. The related income tax provision or benefit attributable to the profits or losses of a TRS and any taxable income of the Company is reflected in the consolidated financial statements. The Company uses the liability method of accounting for deferred income tax in accordance with GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the statutory rates expected to be applied in the periods in which those temporary differences are settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the change. A valuation allowance is recorded on the Company’s deferred tax assets when it is more likely than not that such assets will not be realized. When evaluating the realizability of the Company’s deferred tax assets, all evidence, both positive and negative, is evaluated. Items considered in this analysis include the ability to carry back losses, the reversal of temporary differences, tax planning strategies, and expectations of future earnings. Under GAAP, the amount of tax benefit to be recognized is the amount of benefit that is more likely than not to be sustained upon examination. Management analyzes its tax filing positions in the U.S. federal, state, and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established. The Company recognizes accrued interest and penalties related to unrecognized tax positions in the provision for income taxes. If recognized, the entire amount of unrecognized tax positions would be recorded as a reduction to the provision for income taxes. Discontinued Operations Disposals representing a strategic shift that has or will have a major effect on the Company’s operations and financial results are reported as discontinued operations. Net Income Per Share The Company calculates net income per share by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period excluding the weighted-average number of unvested restricted shares and unvested performance units outstanding during the period. Diluted net income per share is calculated by dividing net income (loss attributable to common shareholders by the weighted- average number of common shares outstanding during the period, plus any shares that could potentially be outstanding during the period. The potential dilutive shares consist of unvested restricted stock awards calculated using the two- class method and unvested performance units calculated using the treasury stock method. As of December 31, 2024, the number of performance units vested and convertible was 26,500. However, there were no significant potential dilutive shares outstanding for each of the three years ended December 31, 2024, 2023, and 2022. As a result, basic and diluted outstanding shares were the same for each period presented. F-20

Recent Accounting Pronouncements Recently Adopted Accounting Standards: Segment Reporting In November 2023, the FASB issued ASU 2023-07 as an update to ASC Topic 280, which will be effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 requires an entity to disclose significant segment expenses regularly provided to the chief operating decision maker, a description of "other segment items," and the title and position of the chief operating decision maker and allows for more than one measure of a segment's profit or loss if used by the chief operating decision maker. The update also enhances interim disclosure requirements and requirements for entities with a single reportable segment. The Company adopted ASU 2023-07 effective for the year ended December 31, 2024 and the adoption did not have a material impact on the consolidated financial statements. Stock Compensation In March 2024, the FASB issued ASU 2024-01 as an update to ASC Topic 718, which will be effective for fiscal years beginning after December 15, 2024 and interim periods beginning within those annual periods. Early adoption is permitted. ASU 2024-01 was issued to improve GAAP by providing an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718 - Stock Compensation. The Company adopted ASU 2024-01 effective for the year ending December 31, 2024 and the adoption did not have a material impact on the consolidated financial statements. Recently Issued Accounting Standards Not Yet Adopted: Income Taxes In December 2023, the FASB issued ASU 2023-09 as an update to ASC Topic 740, which will become effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 enhances the disclosures surrounding income taxes, specifically in relation to the rate reconciliation table and income taxes paid. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements. Disaggregation of Income Statement Expenses In November 2024, the FASB issued ASU 2024-03 as an update to ASC Topic 220-40, which will be effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 was issued to improve the disclosures about a public business entity's expenses and address request from investors for more detailed information about the types of expenses (including employee compensation, depreciation, and amortization) in commonly presented expense captions (such as general and administrative expenses). The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements. 3. Segments The Company operates its business in five reportable segments: (i) retail real estate, (ii) office real estate, (iii) multifamily real estate, (iv) general contracting and real estate services, and (v) real estate financing. Refer to Note 1 for the composition of properties within each property segment. F-21

Net operating income ("NOI") is the primary measure used by the Company’s CODM to assess segment performance. NOI is calculated as segment revenues less segment expenses. Segment revenues include rental revenues for the property segments, general contracting and real estate services revenues for the general contracting and real estate services segment, and interest income for the real estate financing segment. Segment expenses include rental expenses and real estate taxes for the property segments, general contracting and real estate services expenses for the general contracting and real estate services segment, and interest expense for the real estate financing segment. Segment NOI for the general contracting and real estate services and real estate financing segments is also referred to as segment gross profit as illustrated in the table below. NOI is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, NOI should not be considered an alternative to cash flows as a measure of liquidity. Not all companies calculate NOI in the same manner. The Company considers NOI to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of the Company’s real estate, construction, and real estate financing businesses. Since the Company's Annual Report on Form 10-K for the year ended December 31, 2023, the Company retrospectively reclassified certain components of mixed-use properties between the retail, office, and multifamily real estate segments in order to align the components of those properties with their tenant composition. As a result, (i) NOI for the year ended December 31, 2023 increased $1.6 million and $0.2 million for the retail and office real estate segments, respectively, and decreased $1.7 million for the multifamily real estate segment, and (ii) NOI for the year ended December 31, 2022 increased $1.0 million and $0.6 million for the retail and office real estate segments, respectively, and decreased $1.6 million for the multifamily real estate segment. These reclassifications had no effect on total property NOI as previously reported. These reclassifications also had no impact on the Company's general contracting and real estate services or real estate financing segments. Additionally, beginning in 2024 annual reporting period, we adopted ASU 2023-07 retrospectively. F-22

The following tables set forth financial information by segment for the years ended December 31, 2024, 2023, and 2022 (in thousands) and includes a reconciliation of the primary measure of segment profit (NOI) to Net Income:

	For the Year Ended December 31, 2024						
	Retail Real Estate	Office Real Estate	Multifamily Real Estate	General Contracting and Real Estate Services	Real Estate Financing	Other [(a)]	Total
Revenues							
Rental revenues	$ 103,435	$ 95,007	$ 58,255	$ —	$ —	$ —	$ 256,697
General contracting and real estate services revenues [(b)]	—	—	—	433,177	—	—	433,177
Interest income (real estate financing segment)	—	—	—	—	16,077	2,519	18,596
Total revenues	**103,435**	**95,007**	**58,255**	**433,177**	**16,077**	**2,519**	**708,470**
Expenses							
Rental expenses [(c)]	18,221	25,048	19,141	—	—	—	62,410
Real estate taxes	9,421	8,731	5,156	—	—	—	23,308
General contracting and real estate services expenses [(b)]	—	—	—	419,302	—	—	419,302
Interest expense (real estate financing segment) [(d)]	—	—	—	—	6,588	—	6,588
Total segment operating expenses	**27,642**	**33,779**	**24,297**	**419,302**	**6,588**	**—**	**511,608**
Segment net operating income	**75,793**	**61,228**	**33,958**	**13,875**	**9,489**	**2,519**	**$ 196,862**
Interest income (excluding real estate financing segment)	84	11	120	—	—	(215)	—
Depreciation and amortization	(38,224)	(35,819)	(16,314)	—	—	(605)	(90,962)
General and administrative expenses	—	—	—	—	—	(20,225)	(20,225)
Acquisition, development and other pursuit costs	—	(5,528)	—	—	—	(3)	(5,531)
Impairment charges	—	(1,494)	—	—	—	—	(1,494)
Gain on real estate dispositions, net	21,305	—	—	—	—	—	21,305
Interest expense (excluding real estate financing segment)	(27,931)	(26,887)	(17,559)	—	—	—	(72,377)
Equity in income of unconsolidated real estate entities	2	238	5	—	—	—	245
Loss on extinguishment of debt	(192)	—	(55)	—	—	—	(247)
Change in fair value of derivatives and other	5,004	4,056	1,886	—	1,991	1,314	14,251
Unrealized credit loss (provision) release	—	—	—	—	(166)	10	(156)
Other (expense) income, net	73	139	(64)	—	—	61	209
Income tax benefit (provision)	—	1,634	—	(1,020)	—	—	614
Net income (loss)	**$ 35,914**	**$ (2,422)**	**$ 1,977**	**$ 12,855**	**$ 11,314**	**$ (17,144)**	**$ 42,494**

F-23

	For the Year Ended December 31, 2023						
	Retail Real Estate	Office Real Estate	Multifamily Real Estate	General Contracting and Real Estate Services	Real Estate Financing	Other [a]	Total
Revenues							
Rental revenues	$ 99,924	$ 82,855	$ 56,145	$ —	$ —	$ —	$ 238,924
General contracting and real estate services revenues [b]	—	—	—	413,131	—	—	413,131
Interest income (real estate financing segment)	—	—	—	—	14,176	927	15,103
Total revenues	**99,924**	**82,855**	**56,145**	**413,131**	**14,176**	**927**	**667,158**
Expenses							
Rental expenses [c]	16,470	22,708	17,241	—	—	—	56,419
Real estate taxes	9,102	8,682	4,658	—	—	—	22,442
General contracting and real estate services expenses [b]	—	—	—	399,713	—	—	399,713
Interest expense (real estate financing segment) [d]	—	—	—	—	3,667	—	3,667
Total segment operating expenses	**25,572**	**31,390**	**21,899**	**399,713**	**3,667**	**—**	**482,241**
Segment net operating income	**74,352**	**51,465**	**34,246**	**13,418**	**10,509**	**927**	**184,917**
Interest income (excluding real estate financing segment)	4	—	43	—	—	(47)	—
Depreciation and amortization	(39,149)	(44,805)	(12,977)	—	—	(496)	(97,427)
General and administrative expenses	—	—	—	—	—	(18,122)	(18,122)
Acquisition, development and other pursuit costs	—	—	—	—	—	(84)	(84)
Impairment charges	(102)	—	—	—	—	—	(102)
Gain on real estate dispositions	738	—	—	—	—	—	738
Interest expense (excluding real estate financing segment)	(21,561)	(18,810)	(13,772)	—	—	—	(54,143)
Change in fair value of derivatives and other	(1,826)	(1,481)	(340)	—	(561)	(2,034)	(6,242)
Unrealized credit loss release (provision)	—	—	—	—	(573)	(1)	(574)
Other income (expense), net	(123)	(51)	76	—	—	129	31
Income tax benefit (provision)	—	—	—	(1,329)	—	—	(1,329)
Net income (loss)	**$ 12,333**	**$ (13,682)**	**$ 7,276**	**$ 12,089**	**$ 9,375**	**$ (19,728)**	**$ 7,663**

F-24

	For the Year Ended December 31, 2022						
	Retail Real Estate	Office Real Estate	Multifamily Real Estate	General Contracting and Real Estate Services	Real Estate Financing	Other [(a)]	Total
Revenues							
Rental revenues	$ 87,788	$ 74,970	$ 56,536	$ —	$ —	$ —	$ 219,294
General contracting and real estate services revenues [(b)]	—	—	—	234,859	—	—	234,859
Interest income (real estate financing segment)	—	—	—	—	16,461	517	16,978
Total revenues	**87,788**	**74,970**	**56,536**	**234,859**	**16,461**	**517**	**471,131**
Less							
Rental expenses [(c)]	13,980	19,003	17,759	—	—	—	50,742
Real estate taxes	9,122	7,617	5,318	—	—	—	22,057
General contracting and real estate services expenses [(b)]	—	—	—	227,158	—	—	227,158
Interest expense (Real estate financing segment) [(d)]	—	—	—	—	3,497	—	3,497
Total segment operating expenses	**23,102**	**26,620**	**23,077**	**227,158**	**3,497**	**—**	**303,454**
Segment net operating income	**64,686**	**48,350**	**33,459**	**7,701**	**12,964**	**517**	**167,677**
Interest income (excluding Real estate financing segment)	—	—	9	—	—	(9)	—
Depreciation and amortization	(32,683)	(27,476)	(13,586)	—	—	(339)	(74,084)
General and administrative expenses	—	—	—	—	—	(15,691)	(15,691)
Acquisition, development and other pursuit costs	—	—	—	—	—	(37)	(37)
Impairment charges	(416)	—	—	—	—	—	(416)
Gain on real estate dispositions	23,306	—	30,160	—	—	—	53,466
Interest expense (excluding Real estate financing segment)	(10,685)	(13,178)	(12,320)	—	—	—	(36,183)
Equity in income of unconsolidated real estate entities	—	—	—	—	—	—	—
Loss on extinguishment of debt	(2,529)	(532)	(313)	—	—	—	(3,374)
Change in fair value of derivatives and other	2,376	1,023	6	—	3,814	1,479	8,698
Unrealized credit loss release (provision)	—	—	—	—	(386)	(240)	(626)
Other income (expense), net	170	(33)	150	—	—	91	378
Income tax benefit (provision)	—	—	—	145	—	—	145
Net income (loss)	**$ 44,225**	**$ 8,154**	**$ 37,565**	**$ 7,846**	**$ 16,392**	**$ (14,229)**	**$ 99,953**

(a) Other includes items not directly associated with the operation and management of the Company's real estate properties, general contracting and real estate services, and real estate financing businesses. General and administrative expenses include corporate office personnel salaries and benefits, bank fees, accounting fees, legal fees, and other corporate office expenses.

F-25

(b) General contracting and real estate services revenues for the years ended December 31, 2024, 2023, and 2022 exclude revenues related to intercompany construction contracts of $18.1 million, $53.1 million, and $58.1 million, respectively, which are eliminated in consolidation. General contracting and real estate services expenses for the years ended December 31, 2024, 2023, and 2022 exclude expenses related to intercompany construction contracts of $17.9 million, $52.5 million, and $57.5 million, respectively, which are eliminated in consolidation.

(c) Rental expenses represent costs directly associated with the operation and management of the Company's real estate properties. Rental expenses include asset management fees, property management fees, repairs and maintenance, insurance, and utilities.

(d) Interest expense within the real estate financing segment is allocated based on the average outstanding principal of notes receivable in the real estate financing portfolio, and the effective interest rate on the credit facility, the M&T term loan facility, and the TD term loan facility, each as defined in Note 9.

F-26

The following table summarizes key balance sheet data by segment (in thousands): December 31, 2024 Real estate investments, at cost $ 836,740 $ 812,679 $ 547,566 $ — $ — $ — $ 2,196,985 Notes receivable, net — — — — 132,565 — 132,565 Equity method investments 7,630 62,288 88,233 — — — 158,151 December 31, 2023 Real estate investments, at cost $ 878,498 $ 798,857 $ 529,932 $ — $ — $ — $ 2,207,287 Notes receivable, net — — — — 94,172 — 94,172 Equity method investments 6,508 62,442 73,081 — — — 142,031 Retail real estate Office real estate Multifamily real estate General contracting and real estate services Real estate financing Other Total 4. Leases Lessee Disclosures As a lessee, the Company has nine ground leases on nine properties. These ground leases have maximum lease terms (including renewal options) that expire between 2074 and 2117. The exercise of lease renewal options is at the Company's sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Five of these leases have been classified as operating leases and four of these leases have been classified as finance leases. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. The components of lease cost for the years ended December 31, 2024, 2023, and 2022 were as follows (in thousands): Years Ended December 31, 2024 2023 2022 Operating lease cost (a) $ 1,978 $ 1,969 $ 1,969 Finance lease cost: Amortization of right-of-use assets (a) 1,578 1,349 1,110 Interest on lease liabilities 4,475 3,636 2,573 ________________________________________ (a) Includes amortization of above & below-market ground lease intangible assets. The table below presents supplemental cash flow information related to leases during the years ended December 31, 2024, 2023, and 2022 (in thousands): Years Ended December 31, 2024 2023 2022 Cash paid for amounts included in the measurement of lease liabilities Operating cash flows from operating leases $ 1,898 $ 1,852 $ 1,797 Operating cash flows from finance leases 3,624 2,876 2,256 Additional information related to leases as of December 31, 2024 and 2023 were as follows: F-27

	December 31,	
	2024	2023
Weighted Average Remaining Lease Term (years)		
Operating leases	33.9	34.8
Finance leases	76.1	76.9
Weighted Average Discount Rate		
Operating leases	5.5 %	5.5 %
Finance leases	4.5 %	4.5 %

The undiscounted cash flows to be paid on an annual basis for the next five years and thereafter are presented below (in thousands). The total amount of lease payments, on an undiscounted basis, are reconciled to the lease liability, on the consolidated balance sheet by considering the present value discount.

Year Ending December 31,	Operating Leases	Finance Leases
2025	$ 1,897	$ 3,575
2026	1,882	3,580
2027	1,890	3,602
2028	1,930	3,697
2029	1,969	3,817
Thereafter	62,596	370,654
Total lease liabilities	72,164	388,925
Less imputed interest	(40,799)	(296,279)
Present value of lease liabilities	$ 31,365	$ 92,646

Lessor Disclosures

As a lessor, the Company leases its properties under operating leases and recognizes base rents on a straight-line basis over the lease term. The Company also recognizes revenue from tenant recoveries, through which tenants reimburse the Company on an accrual basis for certain expenses such as utilities, janitorial services, repairs and maintenance, security and alarms, parking lot and ground maintenance, administrative services, management fees, insurance, and real estate taxes. Rental revenues are reduced by the amount of any leasing incentives amortized on a straight-line basis over the term of the applicable lease. In addition, the Company recognizes contingent rental revenue (e.g., percentage rents based on tenant sales thresholds) when the sales thresholds are met. Many tenant leases include one or more options to renew, with renewal terms that can extend the lease term from one to 25 years or more. The exercise of lease renewal options is at the tenant's sole discretion. The Company includes a renewal period in the lease term only if it appears at lease inception that the renewal is reasonably certain.

Rental revenue for the years ended December 31, 2024, 2023, and 2022 comprised the following (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Base rent and tenant charges	$ 246,797	$ 230,379	$ 212,046
Accrued straight-line rental adjustment	8,254	6,355	6,178
Lease incentive amortization	(435)	(557)	(684)
(Above) below market lease amortization, net	2,081	2,747	1,754
Total rental revenue	$ 256,697	$ 238,924	$ 219,294

F-28

The Company's commercial tenant leases provide for minimum rental payments during each of the next five years and thereafter as follows (in thousands): Year Ending December 31, Operating Leases 2025 $ 136,031 2026 135,952 2027 127,901 2028 117,542 2029 103,965 Thereafter 484,623 Total $ 1,106,014 5. Real Estate Investments The Company’s real estate investments comprised the following as of December 31, 2024 and 2023 (in thousands): December 31, 2024 Income producing property Held for development Construction in progress Total Land $ 273,020 $ 5,683 $ — $ 278,703 Land improvements 71,798 — — 71,798 Buildings and improvements 1,828,969 — — 1,828,969 Development and construction costs — — 17,515 17,515 Real estate investments $ 2,173,787 $ 5,683 $ 17,515 $ 2,196,985 December 31, 2023 Income producing property Held for development Construction in progress Total Land $ 279,135 $ 11,978 $ 5,000 $ 296,113 Land improvements 73,313 — — 73,313 Buildings and improvements 1,740,584 — — 1,740,584 Development and construction costs — — 97,277 97,277 Real estate investments $ 2,093,032 $ 11,978 $ 102,277 $ 2,207,287 2024 Operating Property Acquisitions The Company did not acquire any properties during the year ended December 31, 2024. 2023 Operating Property Acquisitions Constellation Energy Building On January 14, 2023, the Company acquired an additional 11% membership interest in the Constellation Energy Building, increasing its ownership interest to 90%, in exchange for full satisfaction of the $12.8 million loan that was extended to the seller upon the acquisition of the property in January 2022. The Interlock F-29

On May 19, 2023, the Company acquired The Interlock, a 311,000 square foot Class A commercial mixed-use asset in West Midtown Atlanta anchored by Georgia Tech. The Interlock consists of office and retail space as well as structured parking. For segment reporting purposes, management has separated office and retail components of The Interlock into two operating properties respectively presented in the office and retail real estate segments. The Company acquired the asset for total consideration of $214.1 million plus capitalized acquisition costs of $1.2 million. As part of this acquisition, the Company paid $6.1 million in cash, redeemed its outstanding $90.2 million mezzanine loan, issued $12.2 million of common units of limited partnership interest in the Operating Partnership ("Common OP Units") to the seller, and assumed the asset's senior construction loan of $105.6 million, that was paid off on the acquisition date using the proceeds of the TD term loan facility and an increase in borrowings under the revolving credit facility, as defined in Note 9. The Company also assumed the leasehold interest in the underlying land owned by Georgia Tech. The ground lease has an expiration in 2117 after considering renewal options. The following table summarizes the purchase price allocation (including acquisition costs) based on the relative fair value of the assets acquired for the operating property purchased during the year ended December 31, 2023 (in thousands): The Interlock(1) Building $ 183,907 In-place leases 35,234 Above-market leases 62 Below-market leases (3,931) Finance lease right-of-use assets(2) 46,616 Finance lease liabilities (46,616) Net assets acquired $ 215,272 ________________________________________ (1) The net assets acquired attributable to the office and retail real estate segments were $134.6 million and $80.6 million, respectively. (2) Excludes $1.1 million of rent for the finance lease, which was prepaid on the acquisition date. The total finance lease right-of-use asset recognized on the acquisition date was $47.7 million. 2022 Operating Property Acquisitions Constellation Energy Building On January 14, 2022, the Company acquired a 79% membership interest and an additional 11% economic interest in the partnership that owns the Constellation Energy Building for a purchase price of approximately $92.2 million in cash and a loan to the seller of $12.8 million. The Constellation Energy Building is a mixed-use structure located in Baltimore's Harbor Point and is comprised of an office building, the Constellation Office, that serves as the headquarters for Constellation Energy Corp., which was spun-off from Exelon, a Fortune 100 energy company, in February 2022, as well as a multifamily component, 1305 Dock Street. The Constellation Office includes a parking garage and retail space. The Constellation Energy Building was subject to a $156.1 million loan, which the Company immediately refinanced following the acquisition with a new $175.0 million loan. The new loan bears interest at a rate of the Bloomberg Short-Term Bank Yield Index ("BSBY") plus a spread of 1.50% and will mature on November 1, 2026. This loan is hedged by an interest rate derivative of 1.00% and 3.00% as well as an interest rate cap of 4.00%. See Note 10 for further details. Pembroke Square On November 4, 2022, the Company acquired a 124,000 square foot grocery-anchored shopping center in Virginia Beach, Virginia for a purchase price of $26.5 million plus capitalized acquisition costs of $0.2 million. F-30

The following table summarizes the purchase price allocation (including acquisition costs) based on the relative fair value of the assets acquired for the three operating properties purchased during the year ended December 31, 2022 (in thousands):

	Constellation Energy Building[(1)]	Pembroke Square
Land	$ 23,317	$ 14,513
Site improvements	141	465
Building	194,916	8,825
In-place leases	53,705	4,445
Above-market leases	306	—
Below-market leases	—	(1,557)
Net assets acquired	$ 272,385	$ 26,691

(1) The Constellation Energy Building is comprised of three properties which include Constellation Retail, Constellation Office, and 1305 Dock Street.

Other 2024 Real Estate Transactions

On June 25, 2024, the Company entered into a non-binding letter of intent to sell undeveloped land under predevelopment to an unrelated third party for $4.8 million, which was used as an approximation of fair value as a level 3 input in the fair value hierarchy. The Company anticipates completing the transaction in the year ended December 31, 2025. During the year ended December 31, 2024, the Company recognized impairment of real estate of $1.5 million and wrote off development costs of $5.5 million related to the property, which reflects the excess of the book value of the property's assets over the estimated fair value of the property. The Company also recognized an income tax benefit of $1.6 million as a result of the recognized impairment and the write-off of development costs. The land parcel was reclassified as held-for-sale as of December 31, 2024.

On December 18, 2024, the Company completed the sale of the Market at Mill Creek and Nexton Square retail properties for proceeds of $27.3 million and $54.7 million, respectively. The gain recognized upon sale was $7.7 million and $13.6 million, respectively.

Other 2023 Real Estate Transactions

On April 11, 2023, the Company completed the sale of a non-operating outparcel at Market at Mill Creek in full satisfaction of the outstanding consideration payable for the acquisition of the noncontrolling interest in the property completed on December 31, 2022. The gain recorded on this disposition was $0.5 million.

On September 20, 2023, the Company exercised its option to purchase an outparcel adjacent to Brooks Crossing Retail and subsequently sold the outparcel. The gain recorded on this disposition was $0.2 million.

Other 2022 Real Estate Transactions

On January 14, 2022, the Company acquired the remaining 20% ownership interest in the entity that is developing the Ten Tryon project in Charlotte, North Carolina for a cash payment of $3.9 million. The Company recorded the amount as an adjustment to additional paid-in-capital.

On April 1, 2022, the Company completed the sale of Hoffler Place for a sale price of $43.1 million. The loss recognized upon sale was $0.8 million.

On April 11, 2022, the Company exercised its option to acquire an additional 16% of the partnership that owns The Residences at Annapolis Junction, increasing its ownership to 95%. In exchange for this increased partnership interest, the terms of the partnership waterfall calculation in the event of a capital event were modified.

On April 25, 2022, the Company completed the sale of Summit Place for a sale price of $37.8 million. The loss recognized upon sale was $0.5 million.

F-31

In addition to the losses recognized on the sales of the Hoffler Place and Summit Place student-housing properties during the year ended December 31, 2022 described above, the Company recognized impairment of real estate of $18.3 million to record these properties at their fair values during the three months ended December 31, 2021. On June 29, 2022, the Company completed the sale of the Home Depot and Costco outparcels at North Pointe for a sale price of $23.9 million. The gain on disposition was $20.9 million. On July 22, 2022, the Company completed the sale of The Residences at Annapolis Junction for a sale price of $150.0 million. The gain recognized on disposition was $31.5 million, $5.4 million of which was allocated to the Company's noncontrolling interest partner. On July 26, 2022, the Company completed the sale of the AutoZone and Valvoline outparcels at Sandbridge Commons for a sale price of $3.5 million. The gain recognized on disposition was $2.4 million. On September 23, 2022, the Company completed the sale of the retail portion of The Everly for a sale price of $1.5 million. There was no gain or loss on the disposition. In conjunction with the sale, the Company paid down The Everly loan by $0.8 million. In October 2022, the Company acquired the remaining 5% ownership interest in the entity that developed The Everly. During 2022, the Company made earn-out payments totaling $4.2 million to its development partner in addition to development cost savings of $0.8 million paid to the partner. On December 31, 2022, the Company acquired the remaining 30% of the partnership that owns the Market at Mill Creek shopping center in Mount Pleasant, South Carolina for total consideration of $1.5 million. 6. Equity Method Investments Harbor Point Parcel 3 The Company owns a 50% interest in Harbor Point Parcel 3, a joint venture with Beatty Development Group, for purposes of developing T. Rowe Price's new global headquarters office building in Baltimore, Maryland. The Company is a noncontrolling partner in the joint venture and serves as the project's general contractor. During the year ended December 31, 2024, the Company invested $3.0 million in Harbor Point Parcel 3. The Company has a total estimated equity commitment of $52.9 million relating to this project. For the years ended December 31, 2024 and 2023, Harbor Point Parcel 3 had no operating activity, and therefore the Company received no allocated income. Based on the terms of the operating agreement, the Company has concluded that Harbor Point Parcel 3 is a VIE and that the Company holds a variable interest. The Company has significant influence over the project due to its 50% ownership interest; however, the Company does not have the power to direct the activities of the project that most significantly impact its performance. This includes activity as the managing member of the entity, which is a power that is retained by the Company's joint venture partner. Accordingly, the Company is not the project's primary beneficiary and, therefore, does not consolidate Harbor Point Parcel 3 in its consolidated financial statements. The Company's investment in the project is recorded as an equity method investment in the consolidated balance sheets. F-32

A summary of Harbor Point Parcel 3's condensed financial data derived from the balance sheet are as follows ($ in thousands): December 31, Condensed Balance Sheet 2024 2023 Current assets $ 1,393 $ 26 Noncurrent assets 275,513 245,760 Current liabilities 37,289 61,872 Noncurrent liabilities 162,329 106,626 Total equity 77,288 77,288 Company's share of accumulated equity 38,644 38,644 Capitalized interest and other costs 7,777 4,265 Profit elimination, net of portion related to the Company's interest (2,694) (2,162) Investments in and advances to unconsolidated affiliates $ 43,727 $ 40,747 Harbor Point Parcel 4 On April 1, 2022, the Company acquired a 78% interest in Harbor Point Parcel 4, a real estate venture with Beatty Development Group, for purposes of developing a mixed-use project, which is planned to include multifamily units, retail space, and a parking garage. The Company holds an option to increase its ownership to 90%. The Company is a noncontrolling partner in the real estate venture and serves as the project's general contractor. During the year ended December 31, 2024, the Company invested $13.1 million in Harbor Point Parcel 4. The Company has an estimated equity commitment of $115.9 million relating to this project. Based on the terms of the operating agreement, the Company has concluded that Harbor Point Parcel 4 is a VIE and that the Company holds a variable interest. The Company has significant influence over the project due to its 78% ownership interest; however, the Company does not have the power to direct the activities of the project that most significantly impact its performance. This includes activity as the managing member of the entity, which is a power that is retained by the Company's partner. Accordingly, the Company is not the project's primary beneficiary and, therefore, does not consolidate Harbor Point Parcel 4 in its consolidated financial statements. The Company's investment in the project is recorded as an equity method investment in the consolidated balance sheets. F-33

A summary of Harbor Point Parcel 4's condensed financial data derived from the balance sheet and statement of comprehensive income are as follows ($ in thousands): December 31, Condensed Balance Sheet 2024 2023 Current assets $ 577 $ 148 Noncurrent assets 221,092 145,346 Current liabilities 16,798 23,433 Noncurrent liabilities 76,903 — Total equity 127,968 122,061 Company's share of accumulated equity 103,738 97,858 Capitalized interest and other costs 12,141 4,237 Profit elimination, net of portion related to the Company's interest (1,455) (812) Investments in and advances to unconsolidated affiliates $ 114,424 $ 101,283 Year ended December 31, Condensed Statement of Comprehensive Income 2024 2023 Rental revenues $ 835 $ — Rental expenses (37) — Interest expense (249) — Depreciation and amortization (277) Net income 272 — Equity in earnings in unconsolidated affiliates $ 245 $ — F-34

7. *Notes Receivable and Current Expected Credit Losses*

Notes Receivable

The Company had the following loans receivable outstanding as of December 31, 2024 and 2023 ($ in thousands):

		Outstanding loan amount						
		December 31, 2024			December 31, 2023			
Real Estate Financing Project[(a)]	Maturity Date	Principal	Accrued interest and fees[(b)]	Total loan amount[(c)]	Total loan amount[(c)]	Maximum principal commitment	Interest rate	Interest compounding
Solis Gainesville II	10/3/2026	$ 19,595	$ 5,696	$ 25,291	$ 22,268	$ 19,595	10.0 % [(d)]	Annually
Solis Kennesaw	5/25/2027	37,870	7,692	45,562	15,922	37,870	14.0 % [(d)]	Annually
Solis Peachtree Corners	10/31/2027	28,440	5,108	33,549	11,092	28,440	15.0 % [(d)]	Annually
The Allure at Edinburgh	1/16/2028	9,228	1,987	11,215	9,830	9,228	15.0 % [(e)]	None
Solis City Park II[(f)]	4/23/2028	—	—	—	24,313	—	13.0 %	Annually
Solis North Creek	8/8/2030	5,134	682	5,816	—	26,767	12.0 % [(d)]	Annually
Total mezzanine & preferred equity		$100,267	$ 21,165	121,433	83,425	$ 121,900		
Other notes receivable				12,984	12,219			
Allowance for credit losses[(g)]				(1,852)	(1,472)			
Total notes receivable				$132,565	$ 94,172			

(a) The Company does not intend to sell the real estate financing investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis.

(b) Reflects accrued interest and unused commitment fees, net of discounts due to unamortized equity fees.

(c) Outstanding loan amounts include any accrued and unpaid interest, and accrued fees, as applicable.

(d) The interest rate varies over the life of the loans and the Company also earns an unused commitment fee on amounts not drawn on the loans.

(e) The interest rate varies over the life of the loan.

(f) This note receivable was redeemed on July 10, 2024. Refer below under "Solis City Park II" for further details.

(g) The amounts as of December 31, 2024 and December 31, 2023 exclude $0.5 million and $0.7 million, respectively, of Current Expected Credit Losses ("CECL") allowance that relates to the unfunded commitments, which were recorded as a liability under other liabilities in the consolidated balance sheets.

F-35

Interest on notes receivable is accrued and funded utilizing the interest reserves for each loan, which are components of the respective maximum loan commitments, and such accrued interest is added to the loan receivable balances. The Company recognized interest income for the years ended December 31, 2024, 2023, and 2022 as follows (in thousands):

Real Estate Financing Project	Years Ended December 31, 2024	2023	2022
Nexton Multifamily	$ —	$ —	$ 5,348 (a)
Solis City Park II[b]	1,482 (c)	2,887 (c)	1,038
Solis Gainesville II	3,021 (c)(d)	2,757 (c)(d)	205
Solis Kennesaw	5,449 (c)(d)	2,810 (c)(d)	—
Solis North Creek	682 (d)	—	—
Solis Peachtree Corners	4,059 (c)(d)	1,472 (c)(d)	—
The Allure at Edinburgh	1,384	603	—
The Interlock[e]	—	3,647 (c)	9,870 (c)
Total mezzanine & preferred equity	16,077	14,176	16,461
Other interest income	2,519	927	517
Total interest income	$ 18,596	$ 15,103	$ 16,978

(a) Includes prepayment premium of $2.7 million received from the early payoff of the loan.
(b) This note receivable was redeemed on July 10, 2024. Refer below under "Solis City Park II" for further details.
(c) Includes recognition of interest income related to fee amortization.
(d) Includes recognition of unused commitment fees.
(e) This note receivable was redeemed on May 19, 2023 in connection with the Company's acquisition of The Interlock.

Solis City Park II

On March 23, 2022, the Company entered into a $20.6 million preferred equity investment for the development of a multifamily property located in Charlotte, North Carolina ("Solis City Park II"). The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on April 28, 2026, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 13%, compounded annually, with minimum interest of $5.7 million over the life of the investment.

On July 10, 2024, the Company's preferred equity investment in Solis City Park II was redeemed in full for total consideration of $25.8 million, including $5.2 million of interest. Interest for the month of June 2024 was waived as part of the note redemption.

Solis Gainesville II

On October 3, 2022, the Company entered into a $19.6 million preferred equity investment for the development of a multifamily property located in Gainesville, Georgia ("Solis Gainesville II"). The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on October 3, 2026, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 14%, compounded annually, with minimum interest of $5.9 million over the life of the investment.

On March 29, 2023, the Solis Gainesville II preferred equity investment agreement was modified to adjust the interest rate. The interest rate of 14% remains effective through the first 24 months of the investment. Beginning on October 3, 2024, the investment will bear interest at a rate of 10% for 12 months. On October 3, 2025, the investment will again bear interest at a rate of 14% per annum through maturity. Additionally, the amendment introduced an unused commitment fee of 10% on the unfunded portion of the investment's maximum loan commitment, which is effective January 1, 2023. Both the interest and unused commitment fee compound annually.

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On July 10, 2024, the Company signed an amendment to the operating agreement for the entity in which the Company owns its real estate financing investment with respect to Solis Gainesville II to reduce the preference rate on the investment from 10.0% to 6.0% starting on January 1, 2025. The Company also received a call option to purchase a controlling interest in the entity that owns Solis Gainesville II at fair market value during the period from January 1, 2025 to December 31, 2025, which option also gives the Company a right of first refusal to buy the property during the same period. Solis Kennesaw On May 25, 2023, the Company entered into a $37.9 million preferred equity investment for the development of a multifamily property located in Marietta, Georgia ("Solis Kennesaw"). The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on May 25, 2027, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 14.0% for the first 24 months. Beginning on May 25, 2025, the investment will bear interest at a rate of 9.0% for 12 months. On May 25, 2026, the investment will again bear interest at a rate of 14.0% through maturity. The interest compounds annually. The Company also earns an unused commitment fee of 11.0% on the unfunded portion of the investment's maximum loan commitment, which does not compound, and an equity fee on its commitment of $0.6 million to be amortized through redemption. The preferred equity investment is subject to a minimum interest guarantee of $13.1 million over the life of the investment. Solis Peachtree Corners On July 26, 2023, the Company entered into a $28.4 million preferred equity investment for the development of a multifamily property located in Peachtree Corners, Georgia ("Solis Peachtree Corners"). The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption feature effective on October 27, 2027. The Company's investment bears interest at a rate of 15.0% for the first 27 months. Beginning on November 1, 2025, the investment will bear interest at a rate of 9.0% for 12 months. On November 1, 2026, the investment will again bear interest at a rate of 15.0% through maturity. The interest compounds annually. The Company also earns an unused commitment fee of 10.0% on the unfunded portion of the investment's maximum loan commitment, which also compounds annually, and an equity fee on its commitment of $0.4 million to be amortized through redemption. The preferred equity investment is subject to a minimum interest guarantee of $12.0 million over the life of the investment. The Allure at Edinburgh On July 26, 2023, the Company entered into a $9.2 million preferred equity investment for the development of a multifamily property located in Chesapeake, Virginia ("The Allure at Edinburgh"). The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption feature effective on January 16, 2028. The Company's investment bears interest at a rate of 15.0%, which does not compound. Upon The Allure at Edinburgh obtaining a certificate of occupancy, the investment will bear interest at a rate of 10.0%. The common equity partner in the development property holds an option to sell the property to the Company at a predetermined amount if certain conditions are met. The Company also holds an option to purchase the property at any time prior to maturity of the preferred equity investment, and at the same predetermined amount as the common equity partner's option to sell. Solis North Creek On July 10, 2024, the Company entered into a $27.0 million preferred equity investment for the development of a multifamily property located in Huntersville, North Carolina ("Solis North Creek"). The preferred equity investment has economic terms consistent with a note receivable, including a mandatory redemption feature effective on August 8, 2030, and is accounted for as a note receivable. The Company's investment bears interest at a rate of 12.0% for the first 24 months. Beginning on July 10, 2026, the investment will bear interest at a rate of 9.0% for 12 months. On July 10, 2027, the investment will again bear interest at 12.0% through maturity. The interest compounds annually. The Company also earns an unused commitment fee of 4.5% on the unfunded portion of the investment's maximum loan commitment, which also compounds annually. The preferred equity investment was initially subject to a minimum interest guarantee of $8.9 million over the life of the investment. On August 8, 2024, the Company signed an amendment to the operating agreement for the entity through which the Company owns its real estate financing investment with respect to Solis North Creek to reduce the equity funding requirement from $27.0 million to $26.8 million and the minimum interest guarantee from $8.9 million to $8.8 million. F-37

The Interlock

On May 19, 2023, the Company acquired The Interlock. The consideration for such acquisition included the repayment of the Company's outstanding $90.2 million mezzanine loan on the project.

Allowance for Loan Losses

The Company is exposed to credit losses primarily through its real estate financing investments. As of December 31, 2024, the Company had six real estate financing investments, which are accounted for as notes receivable, each of which are financing development projects in various stages of completion or lease-up. Each of these projects is subject to a loan that is senior to the Company's loan. Interest on these loans is paid in kind and is generally not expected to be paid until a sale of the project after completion of the development.

The Company's management performs a quarterly analysis of the loan portfolio to determine the risk of credit loss based on the progress of development activities, including leasing activities, projected development costs, and current and projected subordinated and senior loan balances. The Company estimates future losses on its notes receivable using risk ratings that correspond to probabilities of default and loss given default. The Company's risk ratings are as follows:

- Pass: loans in this category are adequately collateralized by a development project with conditions materially consistent with the Company's underwriting assumptions.
- Special Mention: loans in this category show signs that the economic performance of the project may suffer as a result of slower-than-expected leasing activity or an extended development or marketing timeline. Loans in this category warrant increased monitoring by management.
- Substandard: loans in this category may not be fully collected by the Company unless remediation actions are taken. Remediation actions may include obtaining additional collateral or assisting the borrower with asset management activities to prepare the project for sale. The Company will also consider placing the loan on non-accrual status if it does not believe that additional interest accruals will ultimately be collected.

The Company updated the risk ratings for each of its notes receivable as of December 31, 2024 and obtained industry loan loss data relative to these risk ratings. Each of the outstanding loans as of December 31, 2024 was "Pass" rated. The Company's analysis resulted in an allowance for loan losses of approximately $2.4 million for the year ended December 31, 2024. An allowance related to unfunded commitments of approximately $0.5 million as of December 31, 2024 was recorded as Other liabilities on the consolidated balance sheet.

At December 31, 2024, the Company reported $132.6 million of notes receivable, net of allowances of $1.9 million. At December 31, 2023, the Company reported $94.2 million of notes receivable, net of allowances of $1.5 million.

Changes in the allowance for funded and unfunded commitments for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	Year ended December 31, 2024			Year ended December 31, 2023		
	Funded	Unfunded	Total	Funded	Unfunded	Total
Beginning balance	$ 1,472	$ 732	$ 2,204	$ 1,292	$ 338	$ 1,630
Unrealized credit loss provision (release)	440	(223)	217	645	394	1,039
Release due to redemption	(60)	—	(60)	(465)	—	(465)
Ending balance	$ 1,852	$ 509	$ 2,361	$ 1,472	$ 732	$ 2,204

The Company places loans on non-accrual status when the loan balance, together with the balance of any senior loan, approximately equals the estimated realizable value of the underlying development project. As of December 31, 2024, no loans were placed on non-accrual status.

8. *Construction Contracts*

Construction contract costs and estimated earnings in excess of billings represent reimbursable costs and amounts earned under contracts in progress as of the balance sheet date. Such amounts become billable according to contract terms, which usually consider the passage of time, achievement of certain milestones, or completion of the project. The

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Company expects to bill and collect substantially all construction contract costs and estimated earnings in excess of billings as of December 31, 2024 during the next 12 to 24 months.

Billings in excess of construction contract costs and estimated earnings represent billings or collections on contracts made in advance of revenue recognized.

The following table summarizes the changes to the balances in the Company's construction contract costs and estimated earnings in excess of billings account and the billings in excess of construction contract costs and estimated earnings account for the years ended December 31, 2024 and 2023 (in thousands):

	Year ended December 31, 2024		Year ended December 31, 2023	
	Construction contract costs and estimated earnings in excess of billings	Billings in excess of construction contract costs and estimated earnings	Construction contract costs and estimated earnings in excess of billings	Billings in excess of construction contract costs and estimated earnings
Beginning balance	$ 104	$ 21,414	$ 342	$ 17,515
Revenue recognized that was included in the balance at the beginning of the period	—	(21,414)	—	(17,515)
Increases due to new billings, excluding amounts recognized as revenue during the period	—	8,722	—	23,309
Transferred to receivables	(105)	—	(394)	—
Construction contract costs and estimated earnings not billed during the period	6	—	104	—
Changes due to cumulative catch-up adjustment arising from changes in the estimate of the stage of completion	1	(2,851)	52	(1,895)
Ending balance	$ 6	$ 5,871	$ 104	$ 21,414

The Company defers pre-contract costs when such costs are directly associated with specific anticipated contracts and their recovery is probable. Pre-contract costs of $1.9 million and $1.9 million were deferred as of December 31, 2024 and 2023, respectively. Amortization of pre-contract costs for the years ended December 31, 2024 and 2023 was $0.1 million and $0.2 million, respectively.

Construction receivables and payables include retentions, which are amounts that are generally withheld until the completion of the contract or the satisfaction of certain restrictive conditions such as fulfillment guarantees. As of December 31, 2024 and 2023, construction receivables included retentions of $38.2 million and $28.7 million, respectively. The Company expects to collect substantially all construction receivables as of December 31, 2024 during the next 12 to 24 months. As of December 31, 2024 and 2023, construction payables included retentions of $44.9 million and $38.2 million, respectively. The Company expects to pay substantially all construction payables as of December 31, 2024 during the next 12 to 24 months.

The Company's net position on uncompleted construction contracts comprised the following as of December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Costs incurred on uncompleted construction contracts	$ 1,006,508	$ 718,571
Estimated earnings	37,250	26,089
Billings	(1,049,623)	(765,970)
Net position	$ (5,865)	$ (21,310)
Construction contract costs and estimated earnings in excess of billings	$ 6	$ 104
Billings in excess of construction contract costs and estimated earnings	(5,871)	(21,414)
Net position	$ (5,865)	$ (21,310)

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The Company's balances and changes in construction contract price allocated to unsatisfied performance obligations (backlog) for each of the three years ended December 31, 2024, 2023 and 2022 were as follows (in thousands): Years Ended December 31, 2024 2023 2022 Beginning backlog $ 472,170 $ 665,564 $ 215,518 New contracts/change orders 85,883 221,474 685,754 Work performed (434,269) (414,868) (235,708) Ending backlog $ 123,784 $ 472,170 $ 665,564 The Company expects to complete a majority of the uncompleted contracts as of December 31, 2024 during the next 12 to 24 months. F-40

9. *Indebtedness*

The Company's indebtedness comprised the following as of December 31, 2024 and 2023 (dollars in thousands):

	Amount Outstanding December 31, 2024	Amount Outstanding December 31, 2023	Interest Rate [(a)]	Effective Rate for Variable-Rate Debt December 31, 2024	Maturity Date [(b)]	Balance at Maturity
Secured Debt						
Chronicle Mill[(c)]	$ —	$ 34,438	SOFR+ 3.00%	— %	May 5, 2024	$ —
Red Mill Central [(d)]	—	1,838	4.80%	— %	June 17, 2024	—
Premier Apartments and Retail[(c)]	—	23,934	SOFR+ 1.55%	— %	October 31, 2024	—
Red Mill South	4,502	4,853	3.57%	3.57 %	May 1, 2025	4,383
Market at Mill Creek[(c)]	—	11,347	SOFR+ 1.55%	— %	July 12, 2025	—
The Everly	30,000	30,000	SOFR+ 1.50%	5.83 %	December 20, 2025	30,000
Encore Apartments & 4525 Main Street	52,187	53,495	2.93%	2.93 %	February 10, 2026	50,726
Southern Post	60,244	30,546	SOFR+ 2.25%	6.58 %	August 25, 2026	60,244
Thames Street Wharf	66,461	67,894	SOFR+ 1.30%	2.33 % [(e)]	September 30, 2026	64,072
Constellation Energy Building	175,000	175,000	SOFR+ 1.50%	5.95 %	November 1, 2026	175,000
Southgate Square	—	25,331	SOFR+ 1.90%	— %	December 21, 2026	—
Nexton Square[(f)]	—	21,581	SOFR+ 1.95%	— %	June 30, 2027	—
Liberty	20,242	20,588	SOFR+ 1.50%	4.93 %	September 27, 2027	19,230
Greenbrier Square	19,184	19,569	3.74%	3.74 %	October 10, 2027	18,049
Lexington Square	13,293	13,599	4.50%	4.50 %	September 1, 2028	12,044
Red Mill North	3,842	3,963	4.73%	4.73 %	December 31, 2028	3,295
Premier Apartments and Retail	29,415	—	5.53%	5.53 %	December 1, 2029	29,415
Greenside Apartments	30,321	31,104	3.17%	3.17 %	December 15, 2029	26,095
Smith's Landing	13,584	14,578	4.05%	4.05 %	June 1, 2035	384
The Edison	14,774	15,179	5.30%	5.30 %	December 1, 2044	100
The Cosmopolitan	39,461	40,367	3.35%	3.35 %	July 1, 2051	187
Total Secured Debt	**$ 572,510**	**$ 639,204**				**$ 493,224**
Unsecured Debt						
TD Unsecured Term Loan	$ 95,000	$ 95,000	SOFR+ 1.35%-1.90%	4.85 % [(e)]	May 19, 2025	$ 95,000
Senior Unsecured Revolving Credit Facility	140,000	262,000	SOFR+ 1.30%-1.85%	6.42 %	January 22, 2027	140,000
Senior Unsecured Revolving Credit Facility (Fixed)	5,000	5,000	SOFR+ 1.30%-1.85%	4.80 % [(e)]	January 22, 2027	5,000
M&T Unsecured Term Loan	35,000	—	SOFR+ 1.25%-1.80%	6.22 %	March 8, 2027	35,000
M&T Unsecured Term Loan (Fixed)	100,000	100,000	SOFR+ 1.25%-1.80%	4.90 % [(e)]	March 8, 2027	100,000
Senior Unsecured Term Loan	271,000	125,000	SOFR+ 1.25%-1.80%	6.22 %	January 21, 2028	271,000
Senior Unsecured Term Loan (Fixed)	79,000	175,000	SOFR+ 1.25%-1.80%	4.83 % [(e)]	January 21, 2028	79,000
Total Unsecured Debt	**725,000**	**762,000**				**725,000**
Total Principal Balances	**$1,297,510**	**$1,401,204**				**$1,218,224**
Other notes payable[(g)]	6,121	6,127				
Unamortized GAAP Adjustments	(8,072)	(10,366)				
Indebtedness, Net	**$1,295,559**	**$1,396,965**				

(a) The Secured Overnight Financing Rate ("SOFR") is determined by individual lenders.
(b) Does not reflect the effect of any maturity extension options.
(c) On September 27, 2024, the loans secured by Chronicle Mill, Premier, and Market at Mill Creek were repaid in full.
(d) On June 10, 2024, the loan secured by Red Mill Central was repaid in full at maturity.
(e) Includes debt subject to interest rate swap locks.
(f) On December 18, 2024, the loan secured by Nexton Square was repaid in full in connection with the sale of the property.
(g) Represents the fair value of additional ground lease payments at 1405 Point over the approximately 38-year remaining lease term.

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The Company’s indebtedness was comprised of the following fixed and variable-rate debt as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Fixed-rate debt	$ 586,266	$ 816,439
Variable-rate debt	711,244	584,765
Total principal balance	$ 1,297,510	$ 1,401,204

Certain loans require the Company to comply with various financial and other covenants, including the maintenance of minimum debt coverage ratios. As of December 31, 2024, the Company was in compliance with all loan covenants.

Scheduled principal repayments and maturities during each of the next five years and thereafter are as follows (in thousands):

Year(1)(2)(3)	Scheduled Principal Payments	Maturities	Amount Due
2025	$ 7,318	$ 129,383	$ 136,701
2026	5,668	350,042	355,710
2027	4,540	317,279	321,819
2028	3,983	365,339	369,322
2029	3,657	55,510	59,167
Thereafter	54,120	671	54,791
Total	$ 79,286	$ 1,218,224	$ 1,297,510

(1) Does not reflect the effect of any maturity extension options.
(2) Includes debt incurred in connection with the development of properties.
(3) Debt principal payments and maturities exclude increased ground lease payments at 1405 Point which are classified as a note payable in our consolidated balance sheets.

Credit Facility

On August 23, 2022, the Company, as parent guarantor, and the Operating Partnership, as borrower, entered into an amended and restated credit agreement (the "Credit Agreement"), which provides for a $550.0 million credit facility comprised of a $250.0 million senior unsecured revolving credit facility (the "revolving credit facility") and a $300.0 million senior unsecured term loan facility (the "term loan facility" and, together with the revolving credit facility, the "credit facility"), with a syndicate of banks.

The credit facility includes an accordion feature that allows the total commitments to be increased to $1.0 billion, subject to certain conditions, including obtaining commitments from any one or more lenders. The revolving credit facility has a scheduled maturity date of January 22, 2027, with two six-month extension options, subject to the Company's satisfaction of certain conditions, including payment of a 0.075% extension fee at each extension. The term loan facility has a scheduled maturity date of January 21, 2028.

On August 29, 2023, the Company increased the capacity of the revolving credit facility by $105.0 million by exercising the accordion feature in part, bringing the revolving credit facility capacity to $355.0 million and the total credit facility capacity to $655.0 million.

On June 14, 2024, the term loan facility commitment increased by $50 million to $350.0 million as a result of an existing lender increasing its outstanding commitment.

The revolving credit facility bears interest at SOFR plus a margin ranging from 1.30% to 1.85% and a credit spread adjustment of 0.10%, and the term loan facility bears interest at SOFR plus a margin ranging from 1.25% to 1.80% and a credit spread adjustment of 0.10%, in each case depending on the Company's total leverage. The Company is also obligated to pay an unused commitment fee of 15 or 25 basis points on the unused portions of the commitments under the revolving credit facility, depending on the amount of borrowings under the revolving credit facility. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and

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Moody's Investors Service, Inc., the Operating Partnership may elect to have borrowings become subject to interest rates based on such credit ratings. As of December 31, 2024 and December 31, 2023, the outstanding balance on the revolving credit facility was $145.0 million and $267.0 million, respectively. The outstanding balance on the term loan facility was $350.0 million as of December 31, 2024 and $300.0 million as of December 31, 2023. As of December 31, 2024, the effective interest rates on the revolving credit facility and the term loan facility, before giving effect to interest rate swaps, were 6.42% and 6.22%, respectively. After giving effect to interest rate swaps, the effective interest rates on each of the revolving credit facility and the term loan facility were 4.47% as of December 31, 2024. The Operating Partnership may, at any time, voluntarily prepay any loan under the credit facility in whole or in part without premium or penalty. The Operating Partnership is the borrower, and its obligations under the credit facility are guaranteed by the Company and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Company's ability to borrow under the credit facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions. The Credit Agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the credit facility to be immediately due and payable. M&T Term Loan Facility On December 6, 2022, the Company, as parent guarantor, and the Operating Partnership, as borrower, entered into a term loan agreement (the "M&T term loan agreement") with Manufacturers and Traders Trust Company, as lender and administrative agent, which provides a $100.0 million senior unsecured term loan facility (the "M&T term loan facility"), with the option to increase the total capacity to $200.0 million, subject to the Company's satisfaction of certain conditions. The proceeds from the M&T term loan facility were used to repay the loans secured by the Wills Wharf, 249 Central Park Retail, Fountain Plaza Retail, and South Retail properties. The M&T term loan facility has a scheduled maturity date of March 8, 2027, with a one-year extension option, subject to the Company's satisfaction of certain conditions, including payment of a 0.075% extension fee. The M&T term loan facility bears interest at a rate elected by the Operating Partnership based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. A term SOFR or Daily Simple SOFR loan is also subject to a credit spread adjustment of 0.10%. The margin under each interest rate election depends on the Company's total leverage. The "Base Rate" is equal to the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by M&T Bank as its “prime rate” for such day, (b) the Federal Funds Rate for such day, plus 0.50%, (c) one month term SOFR for such day plus 100 basis points and (d) 1.00%. The Operating Partnership has elected for the loan to bear interest at term SOFR plus margin. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody's Investor Service, Inc., the Operating Partnership may elect to have borrowings become subject to interest rates based on such credit ratings. The Company may, at any time, voluntarily prepay the M&T term loan facility in whole or in part without premium or penalty, provided certain conditions are met. On June 21, 2024, the M&T term loan facility commitment increased by $35 million to $135.0 million as a result of adding a new lender to the facility. As of December 31, 2024 and 2023, the outstanding balance on the M&T term loan facility was $135.0 million and $100.0 million, respectively. As of December 31, 2024, the effective interest rate on the M&T term loan facility, before giving effect to interest rate swaps, was 6.22%. After giving effect to interest rate swaps, the effective interest rate on the M&T term loan facility was 4.76% as of December 31, 2024. The Operating Partnership may, at any time, voluntarily prepay the M&T term loan facility in whole or in part without premium or penalty, provided certain conditions are met. The Operating Partnership is the borrower under the M&T term loan facility, and its obligations under the M&T term loan facility are guaranteed by the Company and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The M&T term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Company's ability to borrow under the M&T term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions. The term loan agreement includes customary events of default, in certain cases subject to customary cure F-43 periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the M&T term loan facility to be immediately due and payable. TD Term Loan Facility On May 19, 2023, the Company, as parent guarantor, and the Operating Partnership, as borrower, entered into a term loan agreement (the "TD term loan agreement") with Toronto Dominion (Texas) LLC, as administrative agent, and TD Bank, N.A. as lender, which provides a $75.0 million senior unsecured term loan facility (the "TD term loan facility"), with the option to increase the total capacity to $150.0 million, subject to the Company's satisfaction of certain conditions. The proceeds from the TD term loan facility were used in connection with the acquisition of The Interlock, which is detailed in Note 5. The TD term loan facility has a scheduled maturity date of May 19, 2025, with a one-year extension option, subject to the Company's satisfaction of certain conditions, including payment of a 0.15% extension fee. The TD term loan facility bears interest at a rate elected by the Operating Partnership based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. A term SOFR or Daily Simple SOFR loan is also subject to a credit spread adjustment of 0.10%. The margin under each interest rate election depends on the Company's total leverage. The "Base Rate" is equal to the highest of: (a) the Federal Funds Rate for such day, plus 0.50% (b) the rate of interest in effect for such day as publicly announced from time to time by the administrative agent as its “prime rate” for such day, (c) one month term SOFR for such day plus 100 basis points and (d) 1.00%. The Operating Partnership has elected for the loan to bear interest at term SOFR plus margin. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody's Investor Service, Inc., the Operating Partnership may elect to have borrowings become subject to interest rates based on such credit ratings. The Operating Partnership may, at any time, voluntarily prepay the TD term loan facility in whole or in part without premium or penalty, provided certain conditions are met. On June 29, 2023, the TD term loan facility commitment increased to $95.0 million as a result of the addition of a second lender to the facility. As of December 31, 2024 and 2023, the outstanding balance on the TD term loan facility was $95.0 million and $95.0 million, respectively. As of December 31, 2024, the effective interest rate on the TD term loan facility, before giving effect to interest rate swaps, was 6.47%. After giving effect to interest rate swaps, the effective interest rate on the TD term loan facility was 4.85% as of December 31, 2024. The Operating Partnership is the borrower under the TD term loan facility, and its obligations under the TD term loan facility are guaranteed by the Company and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The TD term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Company's ability to borrow under the TD term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions. The TD term loan agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the TD term loan facility to be immediately due and payable. The Company is currently in compliance with all covenants under the Credit Agreement, the M&T term loan agreement, and TD term loan agreement, all of which are substantially similar. Other 2024 Financing Activity The Company exercised its option to extend the maturity date on the loan secured by Chronicle Mill by one year, which will now mature on May 5, 2025. The Company paid a nominal extension fee. On June 10, 2024, the Company paid off the $1.76 million balance of the loan secured by the Red Mill Central shopping center and added the property to the unencumbered borrowing base. On September 27, 2024, the Company paid off the $35.0 million, $23.7 million, and $10.9 million balances of the loans secured by the Chronicle Mill mixed-use multifamily, retail, and office property, the Premier mixed-use multifamily and retail property, and the Market at Mill Creek retail property, respectively. F-44

On November 27, 2024, the Company closed on a loan secured by the Premier Retail and Premier Apartments properties, using the $29.4 million in proceeds to pay off the $24.5 million balance of the loan secured by the Southgate Square retail property and pay down $4.9 million on the revolving credit facility. On December 18, 2024, the Company paid off the $21.1 million loan secured by the Nexton Square retail property in connection with the disposition. During the twelve months ended December 31, 2024, the Company borrowed $64.8 million under its existing construction loans to fund ongoing development and construction. Other 2023 Financing Activity Effective April 3, 2023, the Company transitioned the $69.0 million loan secured by Thames Street Wharf to SOFR, previously indexed to the Bloomberg Short-Term Yield Index (BSBY). The modified loan bears interest at a rate of SOFR plus a spread of 1.30% and a credit spread adjustment of 0.10%. Effective April 3, 2023, the Company transitioned the $175.0 million loan secured by the Constellation Energy Building to SOFR, previously indexed to BSBY. The modified loan bears interest at a rate of SOFR plus a spread of 1.50% and a credit spread adjustment of 0.11%. On April 11, 2023, the Company paid down $0.5 million of the loan secured by Market at Mill Creek in connection with the disposition of a non-operating outparcel. During the year ended December 31, 2023, the Company borrowed $37.4 million under its existing construction loans to fund new development and construction. F-45

10. *Derivative Financial Instruments*

The Company enters into interest rate derivative contracts to manage exposure to interest rate risks. The Company does not use derivative financial instruments for trading or speculative purposes. Derivative financial instruments are recognized at fair value and presented within other assets and other liabilities in the condensed consolidated balance sheets. Gains and losses resulting from changes in the fair value of derivatives that are neither designated nor qualify as hedging instruments are recognized within the change in fair value of derivatives and other in the condensed consolidated statements of comprehensive income. For derivatives that qualify as cash flow hedges, the gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the periods during which the hedged forecasted transaction affects earnings.

As of December 31, 2024, the Company held the following floating-to-fixed interest rate swaps ($ in thousands):

Related Debt	Notional Amount		Index	Swap Fixed Rate	Debt effective rate	Effective Date	Expiration Date	
Harbor Point Parcel 3 senior construction loan	$ 90,000	(a)	1-month SOFR	2.75 %	4.82 %	10/2/2023	10/1/2025	
Floating rate pool of loans	330,000	(b)	1-month SOFR	2.75 %	4.33 %	10/1/2023	10/1/2025	
Harbor Point Parcel 4 senior construction loan	100,000	(c)	1-month SOFR	2.75 %	5.12 %	11/1/2023	11/1/2025	
Floating rate pool of loans	300,000	(d)	1-month SOFR	2.75 %	4.33 %	12/1/2023	12/1/2025	
Revolving credit facility and TD unsecured term loan	100,000		Daily SOFR	3.20 %	4.70 %	5/19/2023	5/19/2026	(e)
Thames Street Wharf loan	66,057	(f)	Daily SOFR	0.93 %	2.33 %	9/30/2021	9/30/2026	
M&T unsecured term loan	100,000	(f)	1-month SOFR	3.50 %	4.90 %	12/6/2022	12/6/2027	
Liberty Retail & Apartments loan	21,000	(g)	1-month SOFR	3.43 %	4.93 %	12/13/2022	1/21/2028	
Senior unsecured term loan	79,000	(g)	1-month SOFR	3.43 %	4.83 %	12/13/2022	1/21/2028	
Total	$ 1,186,057							

(a) This interest rate swap agreement reduces the Company's interest rate exposure on the $180.4 million senior construction loan secured by the Company's Harbor Point Parcel 3 equity method investment. As such, the loan is not reflected on the Company's consolidated balance sheets. The Company also paid $3.6 million to reduce the swap fixed rate on September 8, 2023.

(b) The Company paid $13.3 million to reduce the swap fixed rate on September 8, 2023.

(c) This interest rate swap agreement reduces the Company's interest rate exposure on the $109.7 million senior construction loan secured by the Company's Harbor Point Parcel 4 equity method investment. As such, the loan is not reflected on the Company's consolidated balance sheets. The Company also paid $3.9 million to reduce the swap fixed rate on October 13, 2023.

(d) The Company paid $10.5 million to reduce the swap fixed rate on November 16, 2023.

(e) Subject to cancellation by the counterparty beginning on May 1, 2025 and the first day of each month thereafter.

(f) Designated as a cash flow hedge.

(g) The Company novated an existing 3.43% fixed rate swap with a $100.0 million notional and assigned (A) $11.1 million notional to the loan secured by Market at Mill Creek, effective April 17, 2024, and (B) $21.0 million to the loan secured by Liberty Retail & Apartments, effective February 1, 2024. Once the Market at Mill Creek loan was repaid, the $67.9 million swap on the senior unsecured loan increased to $79.0 million.

For the interest rate swaps and caps designated as cash flow hedges for accounting purposes, realized gains and losses are reclassified out of accumulated other comprehensive gain (loss) to interest expense in the consolidated statements of comprehensive income due to payments received from and paid to the counterparty. During the next 12 months, the Company anticipates reclassifying approximately $2.5 million of net hedging gains as reductions to interest expense. These amounts will be reclassified from accumulated other comprehensive gain into earnings to offset the variability of the hedged items during this period.

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The Company’s derivatives comprised the following as of December 31, 2024 and 2023 (in thousands): December 31, 2024 December 31, 2023 Fair Value Fair Value Notional Amount Asset Liability Notional Amount Asset Liability Derivatives not designated as accounting hedges Interest rate swaps $ 1,020,000 $ 11,149 $ — $ 1,020,000 $ 20,761 $ — Derivatives designated as accounting hedges Interest rate swaps 166,057 4,712 — 667,894 7,141 — Interest rate caps — — — 98,269 960 — Total derivatives $ 1,186,057 $ 15,861 $ — $ 1,786,163 $ 28,862 $ — The unrealized changes in the fair value of the Company’s derivatives during the years ended December 31, 2024, 2023, and 2022 was as follows (in thousands): Year Ended December 31, 2024 2023 2022 Interest rate swaps $ (5,312) $ (6,981) $ 16,210 Interest rate caps 22 (325) 12,841 Total unrealized change in fair value of interest rate derivatives $ (5,290) $ (7,306) $ 29,051 Comprehensive income statement presentation: Change in fair value of derivatives and other(a) $ (9,612) $ (14,185) $ 8,886 Unrealized cash flow hedge gains 4,322 6,879 20,165 Total unrealized change in fair value of interest rate derivatives $ (5,290) $ (7,306) $ 29,051 (a) Excludes $23.9 million and $7.9 million of realized changes in the fair value of derivatives for the years ended December 31, 2024 and 2023, respectively. 11. Equity Stockholders’ Equity As of each of December 31, 2024 and 2023, the Company’s authorized capital was 500.0 million shares of common stock and 100.0 million shares of preferred stock. The Company had 79.7 million and 66.8 million shares of common stock issued and outstanding as of December 31, 2024 and 2023, respectively. The Company had 6.8 million shares of its Series A Preferred Stock (as defined below) issued and outstanding as of each of December 31, 2024 and 2023. Common Stock On March 10, 2020, the Company commenced a new at-the-market continuous equity offering program (the "ATM Program") through which the Company may, from time to time, issue and sell shares of its common stock and shares of its 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Stock") having an aggregate offering price of up to $300.0 million, to or through its sales agents and, with respect to shares of its common stock, may enter into separate forward sales agreements to or through one or more forward purchasers. During the year ended December 31, 2024, the Company issued and sold 2,288,541 shares of common stock under the ATM Program at a weighted average price of $11.58, receiving net proceeds, after offering costs and commissions, of $26.1 million. During the year ended December 31, 2023, the Company did not issue any shares of common stock under the ATM Program. During the year ended December 31, 2022, the Company issued and sold 475,074 shares of common stock under the ATM Program at a weighted average price of $15.21, receiving net proceeds, after offering costs and commissions, of $7.1 million. During the years ended December 31, 2024, 2023, and 2022, the Company did not issue any shares of the Series A Preferred Stock under the ATM Program. Shares having an aggregate offering price of $178.5 million remained unsold under the ATM Program as of February 21, 2025. F-47

On April 3, 2023, in connection with the tender by a holder of Common OP Units of 51,000 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of $0.6 million. On July 14, 2023, in connection with the tender by a holder of Common OP Units of 10,146 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of $0.1 million. On October 2, 2023, in connection with the tender by a holder of Common OP Units of 50,000 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request through the issuance of an equal number of shares of common stock. On January 2, 2024, in connection with the tender by a holder of 9,286 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of $0.1 million. On July 1, 2024, in connection with the tender by holders of Common OP Units of 79,650 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption requests through the issuance of an equal number of shares of common stock. On August 16, 2024, in connection with the tender by a holder of 6,053 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of $0.1 million. On September 27, 2024, the Company completed an underwritten public offering of 9.00 million shares of common stock at a public offering price of $10.50 per share, which resulted in gross proceeds of $94.5 million. The Company granted the underwriters an option to purchase 1.35 million shares of common stock at a public offering price of $10.50 per share, which was exercised in full, resulting in additional gross proceeds of $14.2 million. The Company had net proceeds, after deducting the underwriting discount and offering expenses, of $103.5 million. On October 1, 2024, in connection with the tender by holders of Common OP Units of 1,550 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of less than $0.1 million. Preferred Stock Dividends on the Series A Preferred Stock are payable quarterly in arrears on or about the 15th day of each January, April, July, and October. The first dividend on the Series A Preferred Stock was paid on October 15, 2019. The Series A Preferred Stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A Preferred Stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. Except in instances relating to preservation of the Company's qualification as a REIT or pursuant to the Company’s special optional redemption right, the Series A Preferred Stock was not redeemable prior to June 18, 2024. On and after June 18, 2024, the Company may, at its option, redeem the Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but excluding, the redemption date. Upon the occurrence of a change of control (as defined in the articles supplementary designating the terms of the Series A Preferred Stock), the Company has a special optional redemption right that enables it to redeem the Series A Preferred Stock, in whole or in part and within 120 days after the first date on which a change of control has occurred resulting in neither the Company nor the surviving entity having a class of common stock listed on the New York Stock Exchange, NYSE American, or NASDAQ or the acquisition of beneficial ownership of its stock entitling a person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in election of directors. The special optional redemption price is $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but excluding, the date of redemption. Upon the occurrence of a change of control, holders will have the right (unless the Company has elected to exercise its special optional redemption right to redeem their Series A Preferred Stock) to convert some or all of such holder’s Series A Preferred Stock into a number of shares of the Company's common stock equal to the lesser of: F-48

• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a Series A Preferred Stock distribution payment and prior to the corresponding Series A Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price (as defined in the articles supplementary designating the terms of the Series A Preferred Stock); and • 2.97796 (i.e., the Share Cap), subject to certain adjustments; Such conversions are subject to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the articles supplementary designating the terms of the Series A Preferred Stock. Noncontrolling Interests As of December 31, 2024 and 2023, the Company held a 78.6% and 75.6% common interest in the Operating Partnership, respectively. As of December 31, 2024, the Company also held a preferred interest in the Operating Partnership in the form of preferred units with a liquidation preference of $171.1 million. The Company is the primary beneficiary of the Operating Partnership as it has the power to direct the activities of the Operating Partnership and the rights to absorb 78.6% of the net income of the Operating Partnership. As the primary beneficiary, the Company consolidates the financial position and results of operations of the Operating Partnership. Noncontrolling interests in the Operating Partnership represent units of limited partnership interest in the Operating Partnership not held by the Company. As of December 31, 2024, there were 21,456,523 Common OP Units and 209,897 LTIP Units (as defined below) in the Operating Partnership not held by the Company. The Company's financial position and results of operations are the same as those of the Operating Partnership. See Note 12 for a description of LTIP Units. Additionally, the Operating Partnership owns a majority interest in certain non-wholly-owned operating and development properties. The noncontrolling interest in investment entities was $9.2 million and $10.0 million as of December 31, 2024 and 2023, respectively, which represents the minority partners' interest in certain consolidated real estate entities. Holders of Common OP Units may not transfer their units without the Company's prior consent as general partner of the Operating Partnership. Subject to the satisfaction of certain conditions, holders of Common OP Units may tender their units for redemption by the Operating Partnership in exchange for cash equal to the market price of shares of the Company's common stock at the time of redemption or, at the Company's option and sole discretion, for shares of common stock on a one-for-one basis. Accordingly, the Company presents Common OP Units of the Operating Partnership not held by the Company as noncontrolling interests within equity in the consolidated balance sheets. Share Repurchase Program On June 15, 2023, the Company adopted a $50.0 million share repurchase program (the "Share Repurchase Program"). Under the Share Repurchase Program, the Company may repurchase shares of common stock and Series A Preferred Stock from time to time in the open market, in block purchases, through privately negotiated transactions, the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or other means. The Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specific period of time. The Share Repurchase Program may be suspended or discontinued at any time by the Company and does not have an expiration date. During the year ended December 31, 2024, the Company did not repurchase any shares of common stock or Series A Preferred Stock. As of December 31, 2024, $37.4 million remained available for repurchases under the Share Repurchase Program. Dividends and Distributions During the years ended December 31, 2024, 2023, and 2022, the Company declared dividends per common share and distributions per Common OP Unit of $0.82, $0.775, and $0.72, respectively. During the years ended December 31, 2024, 2023, and 2022, these common stock dividends totaled $58.0 million, $52.4 million, and $48.7 million, respectively, and these Operating Partnership distributions totaled $17.8 million, $16.6 million, and $14.8 million, respectively. F-49

The tax treatment of dividends paid to common stockholders during the years ended December 31, 2024, 2023, and 2022 was as follows (unaudited):

	Years ended December 31,		
	2024	2023	2022
Capital gains	36.80 %	2.84 %	— %
Ordinary income	36.62 %	35.77 %	65.64 %
Return of capital	26.58 %	61.39 %	34.36 %
Total	100.00 %	100.00 %	100.00 %

During each of the years ended December 31, 2024, 2023, and 2022, the Company declared dividends of $1.6875 per share to holders of Series A Preferred Stock. During each of the years ended December 31, 2024, 2023, and 2022, these preferred stock dividends totaled $11.5 million.

The tax treatment of dividends paid to preferred stockholders during the years ended December 31, 2024, 2023, and 2022 was as follows (unaudited):

	Years ended December 31,		
	2024	2023	2022
Capital gains	50.12 %	5.03 %	— %
Ordinary income	49.88 %	94.97 %	100.00 %
Total	100.00 %	100.00 %	100.00 %

12. *Stock-Based Compensation*

The Equity Plan permits the grant of restricted stock awards, stock options, stock appreciation rights, LTIP units, performance units, and other equity-based awards up to an aggregate of 3,400,000 shares of common stock. As of December 31, 2024, there were 975,518 shares available for issuance under the Equity Plan.

Restricted or Unrestricted Stock Awards

The Company issues performance-based awards in the form of restricted stock to certain employees (executive and non-executive). Employee restricted stock awards generally vest over a period of two years: one-third immediately on the grant date and the remaining two-thirds in equal amounts on the first two anniversaries following the grant date, subject to continued service to the Company. Executive officers' restricted shares generally vest over a period of three years: two-fifths immediately on the grant date and the remaining three-fifths in equal amounts on the first three anniversaries following the grant date, subject to continued service to the Company. Non-employee director restricted stock awards may vest either immediately upon grant or over a period of one year, subject to continued service to the Company. Unvested restricted stock awards are entitled to receive distributions from their grant date.

The fair value of the restricted stock awards was determined using the closing stock price as of the day before the grant date.

A summary of the unvested restricted shares is as follows:

	2024		2023		2022	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 1	271,540	$ 12.93	219,306	$ 14.15	151,812	$ 14.24
Granted	289,779	10.73	394,359	12.70	288,677	14.60
Vested	(381,554)	11.81	(254,030)	13.42	(190,525)	14.90
Forfeited	(14,268)	11.27	(88,095)	13.52	(30,658)	14.23
Unvested as of December 31	165,497	$ 11.81	271,540	$ 12.93	219,306	$ 14.15

F-50

During the years ended December 31, 2024, 2023, and 2022, in connection with the vesting of restricted stock awards, employees tendered 99,538, 87,986, and 52,088 shares, respectively, to satisfy minimum statutory tax withholding obligations. As of December 31, 2024, the total unrecognized compensation expense related to unvested shares of restricted stock was $0.5 million, which the Company expects to recognize over the next 11 months. The total fair value of the shares vested (calculated as the number of shares multiplied by the vesting date share price) during the years ended December 31, 2024, 2023, and 2022 was approximately $3.8 million, $3.1 million, and $2.2 million, respectively.

LTIP Unit Awards

LTIP Units are a special class of partnership interests in the Operating Partnership ("LTIP Units"). Each LTIP Unit awarded will be deemed equivalent to an award of one share of stock under the Equity Plan, reducing the availability for other equity awards on a one-for-one basis. The vesting period for LTIP Units, if any, will be determined at the time of issuance. Under the terms of the Operating Partnership's agreement of limited partnership, the Operating Partnership will revalue for tax purposes its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP Units to equalize the capital accounts of such holders with the capital accounts of Common OP unitholders. Subject to any agreed upon exceptions (including pursuant to the applicable LTIP Unit award agreement), once vested and having achieved parity with Common OP unitholders, LTIP Units are convertible into Common OP Units on a one-for-one basis. LTIP Unit awards granted to members of the Company's board of directors generally vest on the date of the first annual meeting of stockholders of the Company after the date of grant, subject to continued service to the Company. LTIP Unit awards granted to executives generally vest over a period of three years: two-fifths immediately on the grant date and the remaining three-fifths in equal amounts on the first three anniversaries following the grant date, subject to continued service to the Company. Unvested LTIP Units are entitled to receive distributions from their grant date.

The fair value of the LTIP Units was determined using a Monte Carlo simulation considering the Company's stock price as of the grant date. The Company estimates the compensation expense for the LTIP Units on a straight-line basis using a calculation that recognizes 100% of the grant date fair value over three years for employees (based on vesting schedule explained in the previous paragraph), or over one year for directors.

A summary of the unvested LTIP Unit awards is as follows:

	2024		2023		2022	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 1	39,694	$ 10.14	—	$ —	—	$ —
Granted	170,203	9.65	39,694	10.14	—	—
Vested	(90,025)	9.86	—	—	—	—
Forfeited	—	—	—	—	—	—
Unvested as of December 31	119,872	$ 9.66	39,694	$ 10.14	—	$ —

During the years ended December 31, 2024, 2023, and 2022, in connection with the vesting of LTIP Units, there were no LTIP Units tendered to satisfy minimum statutory tax withholding obligations. As of December 31, 2024, the total unrecognized compensation expense related to unvested LTIP Units was $0.6 million, which the Company expects to recognize over the next 15 months. The total fair value of the LTIP Units vested (calculated as the number of shares multiplied by the vesting date share price) during the year ended December 31, 2024 was approximately $0.9 million. No LTIP Units vested during the years ended December 31, 2023 and 2022.

Performance Unit Awards

The Company endeavors to further align the incentives of certain members of management with its long-term investors by awarding a portion of their equity compensation in the form of multi-year performance unit awards that use the level of achievement of the total shareholder return as the primary metric ("Performance Units"). The Performance Units may convert into shares of common stock at a range of 0% to 200% of the number of Performance Units granted contingent upon the participant's continued employment and the Company's relative total stockholder return ("TSR") at specified percentiles of the peer group. Vesting of 50% of the target award is based solely on continued employment and vesting of the remainder of the award (50%) is based on the Company's relative TSR performance over the 3-year period following execution of each agreement. For unvested Performance Units granted in 2021 and prior, vesting of 50% of the target award is based on absolute TSR and vesting of the remainder of the award (50%) is based on relative TSR. At the end of the Performance Units' measurement period, if the applicable criterion are met, Performance Units generally vest two-fifths on the last day of the three-year performance period, and the remaining three-fifths in equal amounts on the first three anniversaries following the end of the three-year performance period, subject to continued

F-51

service to the Company and certain market conditions. Unvested Performance Units are entitled to accumulate distributions from their grant date, payable in cash or in additional shares of common stock upon issuance of the common stock to which those dividends relate.

The fair value of the performance units was determined using a Monte Carlo simulation considering the stock price as of the grant date. The Company estimates the compensation expense for the performance units on a straight-line basis using a calculation that recognizes 100% of the grant date fair value over five years for performance units granted prior to 2022 and six years for performance units granted in 2022 and beyond.

A summary of the unvested Performance Unit awards is as follows:

	2024		2023		2022	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 1	110,625	$ 13.74	96,421	$ 13.10	93,107	$ 9.99
Granted	50,000	9.23	47,500	12.61	47,500	17.12
Vested[(1)]	(26,500)	14.01	(30,796)	9.72	(21,421)	10.35
Forfeited	(23,750)	12.13	(2,500)	17.12	(22,765)	11.36
Unvested as of December 31	110,375	$ 11.98	110,625	$ 13.74	96,421	$ 13.10

(1) For 2024, this represents 26,500 Performance Units which were vested as of December 31, 2024, but not settled as common shares until the following period.

Date of Award	Number of Units Granted	Grant Date Fair Value	Conversion Range	Risk Free Interest Rate	Volatility	Expected Dividends
2019	22,500	$ 10.13	0% to 200%	2.57 %	24.0 %	5.8 %
2020	35,000	11.57	0% to 200%	1.66 %	18.0 %	5.0 %
2021	42,500	9.67	0% to 200%	0.17 %	49.0 %	4.7 %
2022	47,500	17.12	0% to 200% (1)	0.98 %	50.0 %	4.7 %
2023	47,500	12.61	0% to 200% (1)	4.23 %	51.0 %	5.4 %
2024	50,000	9.23	0% to 200% (1)	4.32 %	27.0 %	6.2 %

(1) For Performance Units granted in 2022 and beyond, only 50% of each Award is subject to the conversion range. The remainder (50%) is guaranteed 1 to 1 conversion as long as the employee remains employed at the Company.

Performance Unit awards granted and vested during the years ended December 31, 2024, include 6,184 shares tendered by employees to satisfy minimum statutory tax withholding obligations. No shares were tendered by employees during the years ended December 31, 2023 and 2022. As of December 31, 2024, the total unrecognized compensation expense related to unvested Performance Units was $0.7 million, which the Company expects to recognize over the next 33 months. The total fair value of the Performance Units vested (calculated as the number of shares multiplied by the vesting date share price) during the years ended December 31, 2024, 2023, and 2022 was approximately $0.3 million, $0.4 million, and $0.2 million, respectively.

13. *Fair Value of Financial Instruments*

Fair value measurements are based on assumptions that market participants would use in pricing an asset or a liability. The hierarchy for inputs used in measuring fair value is as follows:

Level 1 Inputs — quoted prices in active markets for identical assets or liabilities
Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 Inputs — unobservable inputs

Except as disclosed below, the carrying amounts of the Company's financial instruments approximate their fair values. Financial assets and liabilities whose fair values are measured on a recurring basis using Level 2 inputs consist of interest rate swaps and caps. The Company measures the fair values of these assets and liabilities based on prices provided by independent market participants that are based on observable inputs using market-based valuation techniques.

F-52

Financial assets and liabilities whose fair values are not measured at fair value but for which the fair value is disclosed include the Company's notes receivable and indebtedness. The fair value is estimated by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs under the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. Considerable judgment is used to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2024 and 2023 were as follows (in thousands): December 31, 2024 2023 Carrying Value Fair Value Carrying Value Fair Value Indebtedness, net(a) $ 1,303,650 $ 1,288,014 $ 1,407,323 $ 1,389,296 Notes receivable, net 132,565 132,565 94,172 94,172 Interest rate swap and cap assets 15,861 15,861 28,862 28,862 _______________________________________ (a) Excludes $8.1 million and $10.4 million of deferred financing costs as of December 31, 2024 and 2023, respectively. 14. Income Taxes The income tax benefit (provision) for the years ended December 31, 2024, 2023, and 2022 comprised the following (in thousands): Years Ended December 31, 2024 2023 2022 Federal income taxes: Current $ (184) $ (496) $ — Deferred 729 (559) 122 State income taxes: Current (23) (166) — Deferred 92 (108) 23 Income tax benefit (provision) $ 614 $ (1,329) $ 145 As of December 31, 2024 and 2023, the Company had $1.6 million and $0.7 million, respectively, of net deferred tax assets representing net operating losses of the TRS that are being carried forward and basis differences in the assets of the TRS. The deferred tax assets are presented within other assets in the consolidated balance sheets. Management has evaluated the Company’s income tax positions and concluded that the Company has no uncertain income tax positions as of December 31, 2024 and 2023. The Company is generally subject to examination by the applicable taxing authorities for the tax years 2020 through 2024. The Company does not currently have any ongoing tax examinations by taxing authorities. F-53

15. Other Assets Other assets were comprised of the following as of December 31, 2024 and 2023 (in thousands): December 31, 2024 2023 Leasing costs, net $ 23,902 $ 15,753 Leasing incentives, net 1,726 2,160 Interest rate swaps and caps 15,861 28,862 Prepaid expenses and other 17,789 33,006 Pre-acquisition and pre-development costs 1,712 7,767 Other assets $ 60,990 $ 87,548 16. Other Liabilities Other liabilities were comprised of the following as of December 31, 2024 and 2023 (in thousands): December 31, 2024 2023 Dividends and distributions payable $ 23,666 $ 19,930 Acquired lease intangibles, net 15,457 19,021 Prepaid rent and other 10,530 12,763 Security deposits 4,709 4,752 Guarantee liability 56 147 Other liabilities $ 54,418 $ 56,613 17. Acquired Lease Intangibles The following table summarizes the Company’s acquired lease intangibles as of December 31, 2024 (in thousands): December 31, 2024 Gross Carrying Accumulated Net Carrying Amount Amortization Amount In-place lease assets $ 210,593 $ 122,527 $ 88,066 Above-market lease assets 7,810 6,138 1,672 Above/Below-market ground lease assets 5,075 1,223 3,852 Below-market lease liabilities 34,406 18,949 15,457 The following table summarizes the Company’s acquired lease intangibles as of December 31, 2023 (in thousands): December 31, 2023 Gross Carrying Accumulated Net Carrying Amount Amortization Amount In-place lease assets $ 215,832 $ 108,772 $ 107,060 Above-market lease assets 7,810 5,733 2,077 Above/Below-market ground lease assets 5,075 1,085 3,990 Below-market lease liabilities 36,282 17,261 19,021 F-54

During the years ended December 31, 2024, 2023, and 2022, the Company recognized the following amortization of intangible lease assets and liabilities (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Intangible lease assets			
In-place lease assets	$ 17,016	$ 29,351	$ 15,767
Above-market lease assets	404	577	641
Above/Below-market ground lease assets	138	138	138
Intangible lease liabilities			
Below-market lease liabilities	1,689	3,324	2,395

As of December 31, 2024, the weighted-average remaining lives of in-place lease assets, above-market lease assets, above/below-market ground lease assets, and below-market lease liabilities were 8.1 years, 4.8 years, 40.1 years and 10.5 years, respectively. As of December 31, 2024, the weighted-average remaining life of below-market lease renewal options was 8.6 years.

Estimated amortization of acquired lease intangibles for each of the five succeeding years is as follows (in thousands):

	Rental Revenues	Depreciation and Amortization
Year ending December 31,		
2025	$ 1,877	$ 13,106
2026	1,890	12,459
2027	1,752	11,619
2028	1,310	7,882
2029	1,278	7,440

18. Related Party Transactions

The Company provides general contracting and real estate services to certain related party entities that are included in these consolidated financial statements. Revenue and gross profits from construction contracts with these entities were nominal for the years ended December 31, 2024, 2023, and 2022. As of each of December 31, 2024, 2023, and 2022 there were no outstanding balances from related parties of the Company. Real estate services fees from affiliated entities of the Company were not material for any of the years ended December 31, 2024, 2023, and 2022. In addition, affiliated entities also reimburse the Company for monthly maintenance and facilities management services provided to the properties. Cost reimbursements earned by the Company from affiliated entities were not material for any of the years ended December 31, 2024, 2023, and 2022.

The Company provides general contracting services to the Harbor Point Parcel 3 and Harbor Point Parcel 4 ventures. See Note 5 for more information. During the years ended December 31, 2024 and 2023, the Company recognized gross profit of $0.6 million and $1.4 million, respectively, relating to these construction contracts, associated with 50% of gross profit on contracts for Harbor Point Parcel 3 and 10% of gross profit on contracts for Harbor Point Parcel 4.

19. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in various disputes, lawsuits, warranty claims, environmental and other matters arising in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

The Company currently is a party to various legal proceedings, none of which management expects will have a material adverse effect on the Company's financial position, results of operations, or liquidity. Management accrues a liability for litigation if an unfavorable outcome is determined to be probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is determined by management to be probable and a range of loss can be

F-55

reasonably estimated, management accrues the best estimate within the range; however, if no amount within the range is a better estimate than any other, the minimum amount within the range is accrued. Legal fees related to litigation are expensed as incurred. Management does not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on the Company’s financial position or results of operations; however, litigation is subject to inherent uncertainties. Under the Company’s leases, tenants are typically obligated to indemnify the Company from and against all liabilities, costs, and expenses imposed upon or asserted against it as owner of the properties due to certain matters relating to the operation of the properties by the tenant. Guarantees In connection with the Company's real estate financing activities and equity method investments, the Company has made guarantees to pay portions of certain senior loans of third parties associated with the development projects. As of December 31, 2024, the Company had an outstanding guarantee liability of $0.1 million related to the $32.9 million guarantee of the senior loan on the Harbor Point Parcel 4. Commitments The Company has a bonding line of credit for its general contracting construction business and is contingently liable under performance and payment bonds, bonds for cancellation of mechanics liens, and defect bonds. Such bonds collectively totaled $8.3 million and $6.5 million as of December 31, 2024 and 2023, respectively. Unfunded Loan Commitments The Company has certain commitments related to its notes receivable investments that it may be required to fund in the future. The Company is generally obligated to fund these commitments at the request of the borrower or upon the occurrence of events outside of the Company's direct control. As of December 31, 2024, the Company had six notes receivable with a total of $32.7 million of unfunded commitments. These unfunded commitments consist of $24.2 million of unfunded principal and $8.5 million of unfunded contingency. The Company considers the probability of contingency funding to be remote. If commitments are funded in the future, interest will be charged at rates consistent with the existing investments. As of December 31, 2024, the Company has recorded a $0.5 million CECL allowance that relates to the unfunded commitments, which was recorded as a liability in other liabilities in the consolidated balance sheet. See Note 7 for more information. Concentrations of Credit Risk The majority of the Company’s properties are located in Hampton Roads, Virginia. For the years ended December 31, 2024, 2023, and 2022, rental revenues from Hampton Roads properties represented 35%, 37% and 38%, respectively, of the Company’s rental revenues. Many of the Company’s Hampton Roads properties are located in the Town Center of Virginia Beach. For the years ended December 31, 2024, 2023, and 2022, rental revenues from Town Center properties represented 22%, 24% and 25%, respectively, of the Company’s rental revenues. The Company also has a concentration of properties at Harbor Point in Baltimore, Maryland. For the years ended December 31, 2024, 2023, and 2022, rental revenues from Harbor Point properties represented 27%, 25% and 26%, respectively, of the Company's rental revenues. A group of three construction customers comprised 78%, 94%, and 89% of the Company’s general contracting and real estate services revenues for the years ended December 31, 2024, 2023, and 2022, respectively. These three construction customers comprised 19%, 18%, and 10% of the Company's total revenues for the year ended December 31, 2024, 27%, 21%, and 10% of the Company's total revenues for the year ended December 31, 2023, and 28%, 13%, and 6% of the Company's total revenues for the year ended December 31, 2022. 20. Subsequent Events The Company has evaluated subsequent events through the date on which this Form 10-K was filed, the date on which these financial statements were issued, and identified the items below for discussion. F-56

Indebtedness From January 1, 2025 through February 21, 2025, the Company had net borrowings of $29.0 million on the revolving credit facility. On February 25, 2025, the Company borrowed $4.8 million on its construction loan to fund development activities. Derivative Financial Instruments On January 3, 2025, the Company entered into an interest rate swap agreement with a notional of $150.0 million and a SOFR rate of 2.50%. The interest rate swap is effective January 2, 2025 and will expire on January 1, 2027. The Company paid a $4.6 million premium for this transaction. Equity On January 2, 2025, in connection with the tender by a holder of Common OP Units of 435 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of less than $0.1 million. On January 2, 2025, in connection with the tender by holders of Common OP Units of 264,618 Common OP Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption requests through the issuance of an equal number of shares of common stock. F-57

SCHEDULE III—Consolidated Real Estate Investments and Accumulated Depreciation
December 31, 2024

		Initial Cost		Cost Capitalized	Gross Carrying Amount					Year of
	Encumbrances	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Net Carrying Amount [1]	Construction/ Acquisition
Retail										
249 Central Park Retail	$ — [2]	$ 271	$ —	$ 5,660	$ 271	$ 5,660	$ 5,931	$ 3,321	$ 2,610	2004
4525 Main Street Retail	—	108	—	5,157	108	5,157	5,265	2,184	3,081	2014
4621 Columbus Retail	— [2]	54	—	16,262	54	16,262	16,316	7,679	8,637	2002
Broad Creek Shopping Center	— [2]	—	—	10,485	—	10,485	10,485	5,813	4,672	1997/2001
Broadmoor Plaza	— [2]	2,410	9,010	2,604	2,410	11,614	14,024	4,374	9,650	1980/2016
Brooks Crossing Retail	—	117	—	2,570	117	2,570	2,687	629	2,058	2016
Chronicle Mill	—	43	15	1,559	43	1,574	1,617	107	1,510	2021
Columbus Village	— [2]	7,630	10,135	8,897	7,630	19,032	26,662	7,002	19,660	1980/2015
Columbus Village II	— [2][3]	8,852	10,922	2,324	8,852	13,246	22,098	6,343	15,755	1995/2016
Commerce Street Retail	— [2]	118	—	3,440	118	3,440	3,558	2,253	1,305	2008
Constellation Retail	—	1,692	2,361	43	1,692	2,404	4,096	243	3,853	2016/2022
Delray Beach Plaza	— [2]	—	27,151	1,208	—	28,359	28,359	3,693	24,666	2021
Dimmock Square	— [2]	5,100	13,126	2,372	5,100	15,498	20,598	4,366	16,232	1998/2014
Fountain Plaza Retail	— [2]	425	—	8,582	425	8,582	9,007	4,863	4,144	2004
Greenbrier Square	19,184	8,549	21,170	652	8,549	21,822	30,371	2,421	27,950	2017/2021
Greentree Shopping Center	— [2]	1,103	—	4,373	1,103	4,373	5,476	1,853	3,623	2014
Hanbury Village	— [2]	2,565	—	16,832	2,565	16,832	19,397	9,056	10,341	2006
Harrisonburg Regal	— [2]	1,554	—	4,148	1,554	4,148	5,702	2,734	2,968	1999
Lexington Square	13,293	3,035	20,581	518	3,035	21,099	24,134	4,728	19,406	2017/2018
Liberty Retail	—	3,007	8,534	1,461	3,007	9,995	13,002	8,883	4,119	2013/2014
Marketplace at Hilltop	— [2]	2,023	19,886	1,473	2,023	21,359	23,382	3,448	19,934	2000/2019
North Hampton Market	— [2]	7,250	10,210	1,486	7,250	11,696	18,946	3,828	15,118	2004/2016
North Pointe Center	— [2]	1,276	—	23,783	1,276	23,783	25,059	13,458	11,601	1998
One City Center Retail	— [2]	437	469	106	437	575	1,012	410	602	2019
Overlook Village	— [2]	6,328	20,101	756	6,328	20,857	27,185	2,508	24,677	1990/2021
Parkway Centre	— [2]	1,372	7,864	253	1,372	8,117	9,489	1,722	7,767	2017/2018
Parkway Marketplace	— [2]	1,150	—	4,627	1,150	4,627	5,777	2,680	3,097	1998
Patterson Place	— [2]	15,060	20,180	2,489	15,060	22,669	37,729	5,859	31,870	2004/2016
Pembroke Square	— [2]	14,513	9,290	522	14,513	9,812	24,325	1,519	22,806	1966/ 2015/2022
Perry Hall Marketplace	— [2]	3,240	8,316	686	3,240	9,002	12,242	3,369	8,873	2001/2015
Point St. Retail	— [2]	—	7,822	430	—	8,252	8,252	1,312	6,940	2018/2019
Premier Retail	9,496	319	—	16,189	319	16,189	16,508	3,330	13,178	2018
Providence Plaza Retail	— [2]	4,771	6,094	1,427	4,771	7,521	12,292	2,210	10,082	2007/2015
Red Mill Commons	8,344 [4]	44,252	30,348	7,683	44,252	38,031	82,283	10,934	71,349	2000/2019
Sandbridge Commons	— [2]	4,118	—	7,531	4,118	7,531	11,649	3,211	8,438	2015
South Retail	— [2]	190	—	8,683	190	8,683	8,873	5,876	2,997	2002

F-58

	Encumbrances	Initial Cost: Land	Initial Cost: Building and Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount: Land	Gross Carrying Amount: Building and Improvements	Gross Carrying Amount: Total	Accumulated Depreciation	Net Carrying Amount [1]	Year of Construction/ Acquisition
South Square	— [2]	14,130	12,670	1,530	14,130	14,200	28,330	4,244	24,086	1977/2016
Southern Post Retail	14,844	931	—	22,624	931	22,624	23,555	364	23,191	2021
Southgate Square	—	10,238	25,950	7,290	10,238	33,240	43,478	9,853	33,625	1991/2016
Southshore Shops	— [2]	1,770	6,509	851	1,770	7,360	9,130	2,008	7,122	2006/2016
Studio 56 Retail	— [2]	76	—	3,810	76	3,810	3,886	1,540	2,346	2007
The Cosmo Retail	—	108	—	6,867	108	6,867	6,975	5,020	1,955	2006
The Edison Retail	—	549	2,689	247	549	2,936	3,485	498	2,987	1919/ 2014/2020
The Interlock Retail	— [2]	—	66,104	1,468	—	67,572	67,572	3,035	64,537	2021/2023
Two Columbus Retail	— [2]	7	—	2,644	7	2,644	2,651	1,339	1,312	2009
Tyre Neck Harris Teeter	— [2]	—	—	3,309	—	3,309	3,309	2,087	1,222	2011
Wendover Village	— [2]	19,894	22,638	2,013	19,894	24,651	44,545	6,035	38,510	2004/2016/2019
West Retail	— [2]	138	—	215	138	215	353	109	244	2002
Total retail	**$ 65,161**	**$ 200,773**	**$ 400,145**	**$ 230,139**	**$ 200,773**	**$ 630,284**	**$ 831,057**	**$ 184,351**	**$ 646,706**	
Office										
249 Central Park Office	— [2]	442	—	12,477	442	12,477	12,919	8,035	4,884	2014
4525 Main Street	29,341	874	—	42,240	874	42,240	43,114	15,518	27,596	2014
4605 Columbus Office	—	12	—	1,760	12	1,760	1,772	1,618	154	2002
Armada Hoffler Tower	— [2]	1,838	—	74,999	1,838	74,999	76,837	48,719	28,118	2002
Brooks Crossing Office	— [2]	295	—	19,525	295	19,525	19,820	3,784	16,036	2016/2019
Chronicle Mill Office	—	344	7	700	344	707	1,051	37	1,014	2021
Constellation Office	175,000	19,459	174,582	3,163	19,459	177,745	197,204	13,779	183,425	2016/2022
One City Center	— [2]	2,474	27,733	6,235	2,474	33,968	36,442	5,712	30,730	2019
One Columbus	— [2]	960	10,269	16,843	960	27,112	28,072	17,268	10,804	1984
Providence Plaza Office	— [2]	5,179	6,275	1,469	5,179	7,744	12,923	2,621	10,302	2007/2015
Southern Post Office	15,272	1,575	—	38,263	1,575	38,263	39,838	831	39,007	2024
Thames Street Wharf	66,461	15,861	64,689	2,369	15,861	67,058	82,919	9,472	73,447	2010/2019
The Interlock Office	— [2]	—	117,864	579	—	118,443	118,443	5,073	113,370	2021/2023
Two Columbus Office	— [2]	47	—	21,299	47	21,299	21,346	11,146	10,200	2009
Wills Wharf	— [2]	—	—	119,979	—	119,979	119,979	17,887	102,092	2020
Total office	**$ 286,074**	**$ 49,360**	**$ 401,419**	**$ 361,900**	**$ 49,360**	**$ 763,319**	**$ 812,679**	**$ 161,500**	**$ 651,179**	
Mutifamily										
1305 Dock Street	$ —	$ 2,165	$ 18,114	$ 434	$ 2,165	$ 18,548	$ 20,713	$ 1,479	$ 19,234	2016/2022
1405 Point	— [2]	—	87,644	4,819	—	92,463	92,463	16,671	75,792	2018/2019
Chandler Residences	30,128	2,507	—	52,774	2,507	52,774	55,281	1,511	53,770	2021
Chronicle Mill Apartments	—	1,401	537	55,411	1,401	55,948	57,349	4,164	53,185	2021
Encore Apartments	22,846	1,293	—	32,996	1,293	32,996	34,289	10,193	24,096	2014
Greenside Apartments	30,321	5,711	—	46,071	5,711	46,071	51,782	9,295	42,487	2018
Liberty Apartments	20,242	573	14,960	2,561	573	17,521	18,094	465	17,629	2013/2014
Premier Apartments	19,919	647	—	30,032	647	30,032	30,679	5,667	25,012	2018
Smith's Landing	13,584	—	35,105	6,533	—	41,638	41,638	14,307	27,331	2009/2013

F-59

		Initial Cost		Cost Capitalized Subsequent to	Gross Carrying Amount					
	Encumbrances	Land	Building and Improvements	Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Net Carrying Amount [(1)]	Year of Construction/ Acquisition
The Cosmopolitan	39,461	877	—	73,878	877	73,878	74,755	35,502	39,253	2006
The Edison	14,774	2,879	15,893	1,459	2,879	17,352	20,231	3,242	16,989	1919/ 2014/2020
The Everly	30,000	4,834	—	45,458	4,834	45,458	50,292	3,560	46,732	2020
Total multifamily	**$ 221,275**	**$ 22,887**	**$ 172,253**	**$ 352,426**	**$ 22,887**	**$ 524,679**	**$ 547,566**	**$ 106,056**	**$ 441,510**	
Held for development	**$ —** (5)	**$ 5,683**	**$ —**	**$ —**	**$ 5,683**	**$ —**	**$ 5,683**	**$ —**	**$ 5,683**	
Real estate investments	**$ 572,510**	**$ 278,703**	**$ 973,817**	**$ 944,465**	**$ 278,703**	**$ 1,918,282**	**$2,196,985**	**$ 451,907**	**$ 1,745,078**	

(1) The net carrying amount of real estate for federal income tax purposes was $1,575.9 million as of December 31, 2024.
(2) Borrowing base collateral for the credit facility, M&T term loan facility, and TD term loan facility as of December 31, 2024.
(3) As of December 31, 2024, $5.7 million of this property's land value was included in held for development related to redevelopment plans.
(4) A portion of this property is borrowing base collateral for the credit facility, M&T term loan facility, and TD term loan facility as of December 31, 2024.
(5) Held for development includes Columbus Village II land held for redevelopment, which is borrowing base collateral for the credit facility, M&T term loan facility, and TD term loan facility as of December 31, 2024.

F-60

Income producing property is depreciated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Capital improvements	5—20 years
Equipment	3—7 years
Tenant improvements	Term of the related lease (or estimated useful life, if shorter)

	Real Estate Investments		Accumulated Depreciation	
	December 31,			
	2024	2023	2024	2023
Balance at beginning of the year	$ 2,207,287	$ 1,943,575	$ 393,169	$ 329,963
Construction costs and improvements	62,057	80,089	—	—
Acquisitions	—	183,982	—	—
Dispositions	(66,618)	(260)	(9,543)	(260)
Reclassifications	(5,741)	(99)	1,371	—
Depreciation	—	—	66,910	63,466
Balance at end of the year	$ 2,196,985	$ 2,207,287	$ 451,907	$ 393,169

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CORPORATE INFORMATION BOARD OF DIRECTORS Louis S. Haddad Executive Chairman of the Board Eva S. Hardy Lead Independent Director George F. Allen Independent Director Jennifer R. Boykin Independent Director James A. Carroll Independent Director James C. Cherry Independent Director Dennis H. Gartman Independent Director Daniel A. Hoffler Chairman Emeritus of the Board A. Russell Kirk Director Shawn J. Tibbetts Director, Chief Executive Officer and President F. Blair Wimbush Independent Director EXECUTIVE MANAGEMENT Shawn J. Tibbetts Chief Executive Officer and President Matthew T. Barnes-Smith Chief Financial Officer and Treasurer/Secretary Eric E. Apperson President of Construction and Development SHAREHOLDER INFORMATION Corporate Office Armada Hoffler 222 Central Park Avenue Suite 1000 Virginia Beach, VA 23462 757.366.4000 Independent Registered Public Accounting Firm Ernst & Young LLP The Edgeworth Building 2100 East Cary Street, Suite 201 Richmond, VA 23223 804.344.6000 Transfer Agent Broadridge Corporate Issuer Solutions 51 Mercedes Way Brentwood, NY 11717 Investor Services For questions regarding security ownership or to request printed information, please contact or visit: investorrelations@armadahoffler.com www.ir.armadahoffler.com ARMADA HOFFLER | 2024 ANNUAL REPORT 7

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